15 YEARS OF
EQUIPMENT
FINANCING
EXPERTISE

MARLIN
BUSINESS SERVICES CORP.®

2011
ANNUAL REPORT

CONSOLIDATED FINANCIAL SUMMARY

YEAR ($ in Thousands)	2007	2008	2009	2010	2011
Revenues	$118,434	$115,597	$90,299	$66,738	$62,227
Net Income (Loss)	$18,000	($5,230)	$1,036	$5,668	$6,175
Net Income – Adjusted[1]	$18,000	$4,474	$2,221	$5,738	$6,207
Net Investment in Leases and Loans	$764,553	$669,109	$448,610	$351,569	$387,840
Total Assets	$958,269	$794,431	$565,803	$468,062	$485,969
Deposits[2]		$63,835	$80,288	$92,919	$198,579
Total Stockholders' Equity	$152,961	$150,272	$151,885	$160,003	$164,101
Total Originations (Leases and Loans)	$390,766	$256,554	$88,935	$134,030	$229,014
Total Number of New Leases and Loans Originated	33,141	24,869	9,763	12,407	18,102
Net Interest and Fee Margin	10.42%	9.86%	10.05%	11.75%	12.59%
Net Charge-Offs[3]	2.00%	3.80%	5.42%	3.58%	1.81%
REGULATORY CAPITAL RATIOS:[4]					
Tier 1 Leverage Capital			24.89%	34.87%	33.74%
Tier 1 Risk-based Capital			30.19%	39.58%	37.94%
Total Risk-based Capital			31.45%	40.84%	39.19%

(1) Net Income - Adjusted represents net income excluding the loss on derivatives and hedging activities, net of tax, and is provided to evaluate the Company's core business performance without such activities. The Company believes that Net Income - Adjusted is a useful performance metric for management, investors and lenders because it excludes the volatility resulting from derivatives activities subsequent to discontinuing hedge accounting in mid-2008.

(2) FDIC insured deposits.

(3) As a percentage of average total finance receivables.

(4) Effective in 2009 upon conversion to bank holding company status.

MISSION STATEMENT

Marlin Business Services Corp. is a company of dedicated employees committed to the delivery of quality credit products to small businesses with exceptional customer service and convenience... one customer at a time.

SENIOR CORPORATE OFFICERS

DANIEL P. DYER
Co-Founder
Chief Executive Officer

GEORGE D. PELOSE
Executive Vice President,
Chief Operating Officer
and Secretary

LYNNE C. WILSON
Senior Vice President
Chief Financial Officer

BOARD OF DIRECTORS

KEVIN J. MCGINTY
Chairman

JOHN J. CALAMARI

LAWRENCE J. DEANGELO

DANIEL P. DYER

EDWARD GRZEDZINSKI

MATTHEW J. SULLIVAN

J. CHRISTOPHER TEETS

JAMES W. WERT

www.marlincorp.com

CORPORATE OFFICES

300 Fellowship Road
Mt. Laurel, NJ 08054
P (888)479-9111
F (888)479-1100

1500 John F. Kennedy Blvd.
Suite 330
Philadelphia, PA 19102
P (888)479-9111
F (800)303-9545

SOUTHEASTERN OFFICE

6470 East Johns Crossing
Suite 430
Johns Creek, GA 30097
P (888)479-9111
F (800)535-8576

WESTERN OFFICE

16115 SW 1st Street
Unit 204
Sherwood, OR 97140
P (503)610-1850
F (888)395-6756

MARLIN BUSINESS BANK

2795 E. Cottonwood Pkwy.
Suite 120
Salt Lake City, UT 84121
P (888)479-9111
F (877)870-6756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number 000-50448

Marlin Business Services Corp.
(Exact name of Registrant as specified in its charter)

Pennsylvania	**38-3686388**
(State of incorporation)	**(I.R.S. Employer Identification No.)**

300 Fellowship Road, Mount Laurel, NJ 08054
(Address of principal executive offices)

Registrant's telephone number, including area code:
(888) 479-9111

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files.) Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, based on the closing price of such shares on the NASDAQ Global Select Market was approximately $107,914,506 as of June 30, 2011. Shares of common stock held by each executive officer and director and persons known to us who beneficially own 5% or more of our outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Registrant's common stock outstanding as of February 23, 2012 was 12,714,403 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement related to the 2012 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days of the close of Registrant's fiscal year, are incorporated by reference into Part III of this Form 10-K.

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES
FORM 10-K
INDEX

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "1933 Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) the effectiveness of our hedges; (e) our understanding of our competition; and (f) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of funding and capital;
- changes in our industry, interest rates, the regulatory environment or the general economy resulting in changes to our business strategy;
- the degree and nature of our competition;
- availability and retention of qualified personnel;
- general volatility of the capital markets; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

As used herein, the terms "Company," "Marlin," "Registrant," "we," "us" or "our" refer to Marlin Business Services Corp. and its subsidiaries.

PART I

Item 1. *Business*

Overview

We are a nationwide provider of equipment financing solutions primarily to small and mid-sized businesses. We finance over 100 categories of common-use commercial equipment important to the typical small and mid-sized business customer, including copiers, security systems, computers and software, telecommunications equipment and certain commercial and industrial equipment. Our average lease transaction was approximately $11,600 at December 31, 2011, and we typically do not exceed $250,000 for any single lease transaction. This under $250,000 segment of the equipment leasing market is commonly known in the industry as the small-ticket segment. We access our end user customers primarily through origination sources comprised of our existing network of over 9,470 independent commercial equipment dealers and, to a much lesser extent, through direct solicitation of our end user customers and through relationships with select lease brokers. We use both a highly efficient telephonic direct sales model and, for strategic larger accounts, outside sales executives to market to our origination sources. Through these origination sources, we are able to deliver convenient and flexible equipment financing to our end user customers. Our typical financing transaction involves a non-cancelable, full-payout lease with payments sufficient to recover the purchase price of the underlying equipment plus an expected profit. As of December 31, 2011, we serviced approximately 65,000 active equipment leases having a total original equipment cost of $759.3 million for approximately 55,000 small and mid-sized business customers.

The small-ticket equipment leasing market is highly fragmented. We estimate that there are more than 100,000 independent commercial equipment dealers who sell the types of equipment we finance. We focus primarily on the segment of the market comprised of the small and mid-size independent equipment dealers. We believe this segment is underserved because: (1) the large commercial finance companies and large commercial banks typically concentrate their efforts on marketing their products and services directly to equipment manufacturers and larger distributors, rather than to independent equipment dealers; and (2) many smaller commercial finance companies and regional banking institutions have not developed the systems and infrastructure required to adequately service these equipment dealers on high volume, low-balance transactions. We focus on establishing our relationships with independent equipment dealers to meet their need for high-quality, convenient point-of-sale lease financing programs. We have the capabilities and expertise to service large national accounts through our National Accounts Finance Group which provides dedicated resources focused on exemplary service levels for select national accounts. We provide equipment dealers with the ability to offer our lease financing and related services to their customers as an integrated part of their selling process, providing them with the opportunity to increase their sales and provide better customer service. We believe our personalized service approach appeals to the independent equipment dealer by providing each dealer with a single point of contact to access our flexible lease programs, obtain rapid credit decisions and receive prompt payment of the equipment cost. Our fully integrated account origination platform enables us to solicit, process and service a large number of low-balance financing transactions. From our inception in 1997 to December 31, 2011, we have processed approximately 741,000 lease applications and originated over 309,000 new leases.

The Company's wholly owned subsidiary, Marlin Business Bank ("MBB"), allows the Company to diversify its funding sources. Over time, MBB may offer various diversified products and services to the Company's customer base. MBB is a Utah state-chartered, Federal Reserve member commercial bank, insured by the Federal Deposit Insurance Corporation ("FDIC"). As a state-chartered Federal Reserve member bank, MBB is supervised by both the Federal Reserve Bank of San Francisco and the Utah Department of Financial Institutions.

On January 13, 2009, Marlin Business Services Corp. became a bank holding company and is subject to the Bank Holding Company Act and supervised by the Federal Reserve Bank of Philadelphia. On September 15, 2010, the Federal Reserve Bank of Philadelphia confirmed the effectiveness of Marlin Business Services Corp.'s election to become a financial holding company (while remaining a bank holding company) pursuant to Sections 4(k) and (l) of the Bank Holding Company Act and Section 225.82 of the Federal Reserve Board's Regulation Y.

Such election permits Marlin Business Services Corp. to engage in activities that are financial in nature or incidental to a financial activity, including the maintenance and expansion of our reinsurance activities conducted through our wholly-owned subsidiary, AssuranceOne, Ltd. ("AssuranceOne").

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly-owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our initial public offering ("IPO"). Of these shares, a total of 3,581,255 shares were sold by the Company and 1,478,745 shares were sold by selling shareholders. The IPO price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

Competitive Strengths

We believe several characteristics may distinguish us from our competitors, including the following:

Multiple Sales Origination Channels. We use multiple sales origination channels to penetrate effectively the highly diversified and fragmented small-ticket equipment leasing market. Our *direct origination channels*, which account for approximately 93% of the active lease contracts in our portfolio, involve: (1) establishing relationships with independent equipment dealers; (2) securing endorsements from national equipment manufacturers and distributors to become the preferred lease financing source for the independent dealers who sell their equipment; and (3) soliciting our existing end user customer base for repeat business. Our *indirect origination channels* account for approximately 7% of the active lease contracts in our portfolio and consist of our relationships with brokers and certain equipment dealers who refer transactions to us for a fee or sell leases to us that they originate. Indirect business represented 5% of 2011 originations, while direct business represented 95%.

Highly Effective Account Origination Platform. Our telephonic direct marketing platform and our strategic use of outside sales account executives offer origination sources a high level of personalized service through our team of 93 sales account executives, each of whom acts as the single point of contact for his or her origination sources. Our business model is built on a real-time, fully integrated customer information database and a contact management and telephony application that facilitate our account solicitation and servicing functions.

Comprehensive Credit Process. We seek to manage credit risk effectively at the origination source as well as at the transaction and portfolio levels. Our comprehensive credit process starts with the qualification and ongoing review of our origination sources. Once the origination source is approved, our credit process focuses on analyzing and underwriting the end user customer and the specific financing transaction, regardless of whether the transaction was originated through our direct or indirect origination channels. Our underwriting process involves the use of our customized acquisition scorecard along with detailed rules-based analysis conducted by our team of seasoned credit analysts.

Portfolio Diversification. As of December 31, 2011, no single end user customer accounted for more than 0.12% of our portfolio and leases from our largest origination source accounted for only 1.21% of our portfolio. Our portfolio is also diversified nationwide with the largest state portfolios existing in California (11%) and New York (10%).

Fully Integrated Information Management System. Our business integrates information technology solutions to optimize the sales origination, credit, collection and account servicing functions. Throughout a

transaction, we collect a significant amount of information on our origination sources and end user customers. The enterprise-wide integration of our systems enables data collected by one group, such as credit, to be used by other groups, such as sales or collections, to better perform their functions.

Sophisticated Collections Environment. Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and maximize post charge-off recovery dollars. Our collection strategy employs a delinquency bucket segmentation approach, where certain collectors are assigned to accounts based on their delinquency status. The delinquency bucket segmentation approach allows us to assign our more experienced collectors to the late stage delinquent accounts. In addition, the collections department utilizes specialist collectors who focus on delinquent late fees, property taxes, bankruptcies and large balance accounts.

Access to Multiple Funding Sources. We have established and maintained diversified funding capacity through multiple facilities with national credit providers. Our wholly-owned subsidiary, MBB, currently provides our primary funding source through the issuance of FDIC-insured certificates of deposit raised nationally through various deposit broker and direct deposit relationships. Our proven ability to access funding consistently at competitive rates through various economic cycles provides us with the liquidity necessary to manage our business. (See **Liquidity and Capital Resources** in Item 7).

Experienced Management Team. Our executive officers have an average of more than 21 years of experience in providing financing solutions primarily to small and mid-sized businesses. As we have grown, we have expanded the management team with a group of successful, seasoned executives.

Disciplined Growth Strategy

Our primary objective is to enhance our current position as a provider of equipment financing to small and mid-sized businesses by pursuing a strategy focused primarily on organic growth initiatives while actively managing credit risk. We seek to maintain consistent credit quality standards while continuing to pursue strategies designed to increase the number of independent equipment dealers and other origination sources that generate and develop lease customers. We also target strategies to further penetrate our existing origination sources.

Personnel costs represent our most significant overhead expense and we actively manage our staffing levels to the requirements of our lease portfolio. As a financial services company, we navigated through the challenging economic environment in 2008 and 2009 by tightening credit standards, reducing our workforce and closing three satellite offices. However, as the economic environment began to stabilize in 2010 and 2011, we took actions to add sales account executives to our team, which resulted in growth from 38 sales account executives at December 31, 2009 to 93 at December 31, 2011. (See **Operating Data** in Item 7.)

Asset Originations

Overview of Origination Process. We access our end user customers through our extensive network of independent equipment dealers and, to a lesser extent, through the direct solicitation of our end user customers. We use both a highly efficient telephonic direct sales model and, for strategic larger accounts, outside sales executives to market to our origination sources. Through these sources, we are able to deliver convenient and flexible equipment financing to our end user customers.

Our origination process begins with our database of thousands of origination source prospects located throughout the United States. We developed and continually update this database by purchasing marketing data from third parties, such as Dun & Bradstreet, Inc., by joining industry organizations and by attending equipment trade shows. The prospects in our database are systematically distributed to our sales force for solicitation and further data collection. Sales account executives access prospect information and related marketing data through our contact management software. This contact management software enables the sales account executives to sort their origination sources and prospects by any data field captured, schedule calling campaigns, fax marketing materials, send e-mails, produce correspondence and documents, manage their time and calendar, track activity, recycle leads and review management reports.

Once a sales account executive converts a prospect into an active relationship, that sales account executive becomes the origination source's Single Point of Contact® for all dealings with us. This approach, which is a cornerstone of our origination platform, offers our origination sources a personal relationship through which they can address all of their questions and needs, including matters relating to pricing, credit, documentation, training and marketing. This single point of contact approach distinguishes us from our competitors, many of whom require origination sources to interface with several people in various departments, such as sales support, credit and customer service, for each application submitted. Since many of our origination sources have little or no prior experience in using lease financing as a sales tool, our personalized, single point of contact approach facilitates the leasing process for them. Other key aspects of our platform aimed at facilitating the lease financing process for the origination sources include:

- ability to submit applications via fax, phone, Internet, mail or e-mail;
- credit decisions generally within two hours;
- one-page, plain-English form of lease for transactions up to $100,000;
- overnight or ACH funding to the origination source once all lease conditions are satisfied;
- value-added services, such as application and portfolio reporting, marketing support and sales training on the benefits of financing;
- on-site or telephonic training of the equipment dealer's sales force on leasing as a sales tool; and
- custom leases and programs.

Of our 242 total employees as of December 31, 2011, we employed 93 sales account executives, each of whom receives a base salary and earns commissions based on his or her lease and loan originations. We also have four employees dedicated to marketing as of December 31, 2011.

Sales Origination Channels. We currently primarily use direct sales origination channels to penetrate effectively a multitude of origination sources in the highly diversified and fragmented small-ticket equipment leasing market. All inside sales account executives use our telephonic direct marketing sales model to solicit these origination sources and end user customers.

Direct Channels. Our direct sales origination channels, which account for approximately 93% of the active lease contracts in our portfolio, involve:

- *Independent Equipment Dealer Solicitations.* This origination channel focuses on soliciting and establishing relationships with independent equipment dealers in a variety of equipment categories located across the United States. Our typical independent equipment dealer has less than $10.0 million in annual revenues and fewer than 40 employees. Service is a key determinant in becoming the preferred provider of financing recommended by these equipment dealers.
- *Major and National Accounts.* This channel focuses on two specific areas of development: (i) national equipment manufacturers and distributors, where we seek to leverage their endorsements to become the preferred lease financing source for their independent dealers, and (ii) major accounts (distributors) with a consistent flow of business that need a specialized marketing and sales platform to convert more sales using a leasing option. Once a relationship is established with a major or national account, it is serviced by our sales account executives in the independent equipment dealer channel or, in some cases, by a dedicated group of account managers within our National Accounts Finance Group. This allows us to quickly and efficiently leverage the relationship into new business opportunities with many new distributors located nationwide.
- *End User Customer Solicitations.* This channel focuses on soliciting our existing portfolio of approximately 55,000 end user customers for additional equipment leasing or financing opportunities. We view our existing end user customers as an excellent source for additional business for various reasons, including (i) retained credit information; (ii) consistent payment histories; and (iii) a demonstrated propensity to finance their equipment.

Indirect Channels. Our indirect origination channels account for approximately 7% of the active lease contracts in our portfolio and consist of our relationships with lease brokers and certain equipment dealers who refer end user customer transactions to us for a fee or sell us leases that they originated with end user customers. We conduct our own independent credit analysis on each end user customer in an indirect lease transaction. We have written agreements with most of our indirect origination sources whereby they provide us with certain representations and warranties about the underlying lease transaction. The origination sources in our indirect channels generate leases that are similar to those generated by our direct channels. Indirect business represented 5% of 2011 originations while direct business represented 95%.

Sales Recruiting, Training and Mentoring

Sales account executive candidates are screened for previous sales experience and communication skills, phone presence and teamwork orientation and are asked to complete personality profiles to ensure their skills align with those of our most successful sales account executives. Each new sales account executive undergoes a comprehensive training program shortly after he or she is hired. The training program covers the fundamentals of lease finance and introduces the sales account executive to our origination and credit policies and procedures. New sales account executives also receive technical training on our databases and our information management tools and techniques. At the end of the program, the sales account executives are tested to ensure they meet our standards. In addition to our formal training program, sales account executives receive extensive on-the-job training and mentoring. All sales account executives sit in groups, providing newer sales account executives the opportunity to learn first-hand from their more senior peers. In addition, our sales managers frequently monitor and coach sales account executives during phone calls, providing immediate feedback. Our sales account executives also receive continuing education and training, including periodic, detailed presentations on our contact management system, underwriting guidelines and sales enhancement techniques.

Product Offerings

Equipment Leases. The types of lease products offered by each of our sales origination channels share common characteristics, and we generally underwrite our leases using the same criteria. Our leases provide for non-cancelable rental payments due during the initial lease term. The initial non-cancelable lease term is equal to or less than the equipment's economic life. Initial terms generally range from 36 to 60 months. At December 31, 2011, the average original term of the leases in our portfolio was approximately 50 months, and we had personal guarantees on approximately 34% of our leases. The remaining terms and conditions of our leases are substantially similar, generally requiring end user customers to, among other things:

- address any maintenance or service issues directly with the equipment dealer or manufacturer;
- insure the equipment against property and casualty loss;
- pay or reimburse us for all taxes associated with the equipment;
- use the equipment only for business purposes; and
- make all scheduled payments regardless of the performance of the equipment.

We charge late fees when appropriate throughout the term of the lease. Our standard lease contract provides that in the event of a default, we can require payment of the entire balance due under the lease through the initial term and can take action to seize and remove the equipment for subsequent sale, refinancing or other disposal at our discretion, subject to any limitations imposed by law.

At the time of application, end user customers select a purchase option that will allow them to purchase the equipment at the end of the contract term for either one dollar, the fair market value of the equipment or a specified percentage of the original equipment cost. We seek to realize our recorded residual in leased equipment at the end of the initial lease term by collecting the purchase option price from the end user customer, re-marketing the equipment in the secondary market or receiving additional rental payments pursuant to the applicable contract's renewal provision.

Property Insurance on Leased Equipment. Our lease agreements specifically require the end user customers to obtain all-risk property insurance in an amount equal to the replacement value of the equipment and to designate us as the loss payee on the policy. If the end user customer already has a commercial property policy for its business, it can satisfy its obligation under the lease by delivering a certificate of insurance that evidences us as a loss payee under that policy. At December 31, 2011, approximately 57% of our end user customers insured the equipment under their existing policies. For the others, we offer an insurance product through a master property insurance policy underwritten by a third-party national insurance company that is licensed to write insurance under our program in all 50 states and the District of Columbia. This master policy names us as the beneficiary for all of the equipment insured under the policy and provides all-risk coverage for the replacement cost of the equipment.

In May 2000, we established AssuranceOne, our Bermuda-based, wholly-owned captive insurance subsidiary, to enter into a reinsurance contract with the issuer of the master property insurance policy. Under this contract, AssuranceOne reinsures 100% of the risk under the master policy, and the issuing insurer pays AssuranceOne the policy premiums, less claims, premium tax and a ceding fee based on a percentage of annual net premiums written. The reinsurance contract was scheduled to expire in May 2012; however, in February 2012, the reinsurance contract was extended through May 2015. On January 27, 2010, pursuant to an application filed with the Bermuda Monetary Authority, AssuranceOne changed from a Class 1 insurer to a Class 3 insurer under the Bermuda Insurance Act of 1978, as amended. As a Class 3 insurer, AssuranceOne is permitted to collect up to 50% of its premiums in connection with insurance coverage on equipment unrelated to the Company, meaning that, through AssuranceOne, we may offer an insurance product to cover equipment not otherwise financed through the Company. During the year ended December 31, 2011, income recognized in connection with our insurance product covering equipment not financed through the Company comprised approximately $0.1 million of our total insurance income of $3.8 million.

Portfolio Overview

At December 31, 2011, we had 65,000 active leases in our portfolio, representing aggregate minimum lease payments receivable of $437.3 million. With respect to our portfolio at December 31, 2011:

- the average original lease transaction was approximately $11,600, with an average remaining balance of approximately $6,700;
- the average original lease term was approximately 50 months;
- our active leases were spread among approximately 55,000 different end user customers, with the largest single end user customer accounting for only 0.12% of the aggregate minimum lease payments receivable;
- over 83.4% of the aggregate minimum lease payments receivable were with end user customers who had been in business for more than five years;
- the portfolio was spread among 9,883 origination sources, with the largest source accounting for only 1.21% of the aggregate minimum lease payments receivable, and our 10 largest origination sources accounting for only 9.4% of the aggregate minimum lease payments receivable;
- there were over 100 different equipment categories financed, with the largest categories set forth as follows, as a percentage of the December 31, 2011 aggregate minimum lease payments receivable:

Equipment Category	Percentage
Copiers	35.26 %
Closed Circuit TV security systems	5.41 %
Telecommunications Equipment	4.42 %
Security systems	4.27 %
Commercial & Industrial	4.21 %
Computers	4.07 %
Computer software	3.77 %
Water filtration systems	2.47 %
Cash registers	1.75 %
Dishmachines	1.74 %
Printing	1.32 %
All others (none more than 1.30%)	31.31 %

- we had leases outstanding with end user customers located in all 50 states and the District of Columbia, with our largest states of origination set forth below, as a percentage of the December 31, 2011 aggregate minimum lease payments receivable:

State	Percentage
California	10.93 %
New York	9.66 %
Texas	8.15 %
New Jersey	7.46 %
Florida	7.44 %
Pennsylvania	5.22 %
Georgia	4.16 %
Massachusetts	3.25 %
North Carolina	3.18 %
Illinois	3.06 %
South Carolina	2.96 %
Ohio	2.41 %
All others (none more than 2.20%)	32.12 %

Information Management

A critical element of our business operations is our ability to collect detailed information on our origination sources and end user customers at all stages of a financing transaction and to manage that information effectively so that it can be used across all aspects of our business. Our information management system integrates a number of technologies to optimize our sales origination, credit, collection and account servicing functions. Applications used across our business include:

- *a sales information database* that: (1) summarizes vital information on our prospects, origination sources, competitors and end user customers compiled from third-party data, trade associations, manufacturers, transaction information and data collected through the sales solicitation process; and (2) produces detailed reports using a variety of data fields to evaluate the performance and effectiveness of our sales account executives;
- *a call management reporting system* that systematically analyzes call activity patterns to improve inbound and outbound calling campaigns for originations, collections and customer service;
- *a credit performance database* that stores extensive portfolio performance data on our origination sources and end user customers. Our credit staff has on-line access to this information to monitor origination sources, end user customer exposure, portfolio concentrations and trends and other credit performance indicators;
- *predictive auto dialer technology* that is used primarily in the collection processes to improve the efficiencies by which these groups make their thousands of daily phone calls;
- *imaging technology* that enables our employees to retrieve at their desktops all documents evidencing a lease transaction, thereby further improving our operating efficiencies and service levels;
- *an integrated voice response unit* that enables our end user customers the opportunity to obtain quickly and efficiently certain information from us about their accounts; and
- *a web-based, hosted transactional system for our dealer community* that provides several business critical functions including:
  - application entry and tracking;
  - real-time notification for application approvals;
  - portfolio management;
  - on-line retrieval of the approval package; and
  - operational metrics.

Our information technology platform infrastructure is industry standard and fully scalable to support future growth. Our systems are backed up to an off-site storage provider after each business day. In addition, we have contracted with a third party for disaster recovery services.

Credit Underwriting

Credit underwriting is separately performed and managed apart from asset origination. Credit analysts are located in our New Jersey corporate office and at MBB's office in Salt Lake City, Utah. At December 31, 2011 we had a total of 15 credit analysts, each with an average of approximately 8 years of experience. Each credit analyst's performance is measured monthly against a discrete set of performance variables, including decision turnaround time, performance metrics and adherence to our underwriting policies and procedures.

Our typical financing transaction involves three parties: the origination source, the end user customer and us. The key elements of our comprehensive credit underwriting process include the qualification and ongoing review of origination sources, the performance of due diligence procedures on each end user customer and the monitoring of overall portfolio trends and underwriting standards.

Qualification and Ongoing Review of Origination Sources. Each origination source is reviewed and qualified by the credit analyst. The origination source's credit information and references are reviewed as part of the qualification process. Over time, our database has captured credit profiles on thousands of origination sources. We regularly track all applications and lease originations by source, assessing whether the origination source has a high application decline rate and analyzing the delinquency rates on the leases originated through that source. Any unusual situations that arise involving the origination source are noted in the source's file. Each origination source is reviewed on a regular basis using portfolio performance statistics as well as any other information noted in the source's file. We will place an origination source on watch status if its portfolio performance statistics are consistently below our expectations. If the origination source's statistics do not improve in a timely manner, we often stop accepting applications from that origination source.

End User Customer Review. Each end user customer's application is reviewed using our customized acquisition scorecard along with our rules-based set of underwriting guidelines that focus on predictive commercial and consumer credit data. These underwriting guidelines have been developed and refined by our management team based on proven best practices and its experience in extending credit to small and mid-sized businesses. The guidelines are reviewed and revised as necessary by our Credit Committee, which is comprised of our Chief Executive Officer, Chief Operating Officer, Chief Risk Officer, Vice President of Servicing, President of MBB and Chief Lending Officer of MBB. Our underwriting guidelines require a thorough credit investigation of the end user customer. The guidelines may also include an analysis of the personal credit of the owner, who often guarantees the transaction, and verification of the corporate name and location. The credit analyst may also consider other factors in the credit decision process, including:

- financial strength of the business;
- length of time in business;
- confirmation of actual business operations and ownership;
- management history, including prior business experience;
- size of the business, including the number of employees;
- third-party commercial credit data and consumer credit data (when applicable);
- legal structure of business; and
- fraud indicators.

Transactions over $50,000 receive a higher level of scrutiny, often including a review of financial statements or tax returns and a review of the business purpose of the equipment to the end user customer.

Within two hours of receipt of the application, the credit analyst is usually ready to render a credit decision on transactions less than $50,000. If there is insufficient information to render a credit decision, a request for more information will be made by the credit analyst. Credit approvals are typically valid for up to a 90-day period from the date of initial approval. In the event that the funding does not occur within the initial approval period, a re-approval may be issued after the credit analyst has reprocessed all the relevant credit information to determine that the creditworthiness of the applicant has not deteriorated.

In most instances after a lease is approved, a phone verification with the end user customer is performed by us prior to funding the transaction. The purpose of this call is to verify information on the credit application, review the terms and conditions of the lease contract, confirm the customer's satisfaction with the equipment and obtain additional billing information. We will delay paying the origination source for the equipment if the credit analyst uncovers any material issues during the phone verification.

Since mid-2009, we have been using a proprietary, customized acquisition scorecard for use in our credit decisioning process based on our database of historical information. The scorecard is tested and validated on an ongoing basis by credit and non-credit subject matter experts both inside and outside the organization. The

scorecard's key attributes and mathematical computations are periodically modified. The scorecard enables us to increase efficiencies and consistency in the credit decisioning process. In 2011, approximately 31% of credit decisions made on new applications have been made using the scorecard.

Monitoring of Portfolio Trends and Underwriting Standards. Credit personnel use our databases and our information management tools to monitor the characteristics and attributes of our overall portfolio. Reports are produced to analyze origination source performance, end user customer delinquencies, portfolio concentrations, trends and other related indicators of portfolio performance. Any significant findings are presented to the Credit Committee for review and action.

Our internal credit surveillance and internal audit teams are responsible for monitoring to ensure that the credit department adheres to all underwriting guidelines. The examinations conducted by these departments are designed to monitor our origination sources, the appropriateness of exceptions to our underwriting guidelines and documentation quality. Management reports are regularly generated by this department detailing the results of these surveillance and audit activities.

Account Servicing

We service all of the leases we originate. Account servicing involves a variety of functions performed by numerous work groups, including:

- entering the lease into our accounting and billing system;
- preparing the invoice information;
- filing Uniform Commercial Code financing statements on leases in excess of $25,000;
- paying the equipment dealers for leased equipment;
- billing, collecting and remitting sales, use and property taxes to the taxing jurisdictions;
- assuring compliance with insurance requirements; and
- providing customer service to the leasing customers.

Our integrated lease processing and accounting systems automate many of the functions associated with servicing high volumes of small-ticket leasing transactions.

Collection Process

Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and maximize post-default recovery dollars. Our collection strategy employs a delinquency bucket segmentation approach, where certain collectors are assigned to accounts based on their delinquency status. The collectors are individually accountable for their results and a meaningful portion of their compensation is based on the delinquency performance of their accounts. The delinquency bucket segmentation approach allows us to assign our more experienced collectors to the later stage delinquent accounts.

Our collection activities typically begin with phone contact when a payment becomes 10 days past due and continue throughout the delinquency period. We utilize a predictive dialer that automates outbound telephone dialing. The dialer is primarily used to focus on and reduce the number of accounts that are between 10 and 30 days delinquent. A collection notice is normally sent once an account initially falls delinquent and then once an account reaches the 31- to 60-day delinquency stage, the 61- to 75-day delinquency stage, the 76- to 90-day delinquency stage and the over 90-day delinquency stage. Collectors input notes directly into our servicing system, enabling the collectors to monitor the status of problem accounts and promptly take any necessary actions. In addition, late charges are assessed when a leasing customer fails to remit payment on a lease by its due date. If the lease continues to be delinquent, we may exercise our remedies under the terms of the contract, including acceleration of the entire lease balance, litigation and/or repossession.

In addition, the collections department employs specialist collectors who focus on delinquent late fees, property taxes, bankruptcies and large balance accounts.

After an account becomes 120 days or more past due, it is generally charged-off and referred to our internal recovery group, consisting of a team of paralegals and collectors. The group utilizes several resources in order to maximize recoveries on charged-off accounts, including: (1) initiating litigation against the end user customer and any personal guarantor, using our internal legal staff; (2) referring the account to an outside law firm or collection agency; and/or (3) repossessing and remarketing the equipment through third parties.

At the end of the initial lease term, a customer may return the equipment, continue leasing the equipment or purchase the equipment for the amount set forth in the purchase option granted to the customer. Our end of term department maintains a team of employees who seek to realize our recorded residual in the leased equipment at the end of the lease term.

Supervision and Regulation

Although most states do not directly regulate the commercial equipment lease financing business, certain states require lenders and finance companies to be licensed, impose limitations on certain contract terms and on interest rates and other charges, mandate disclosure of certain contract terms and constrain collection practices and remedies. Under certain circumstances, we also may be required to comply with the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These acts require, among other things, that we provide notice to credit applicants of their right to receive a written statement of reasons for declined credit applications. The Telephone Consumer Protection Act of 1991 ("TCPA") and similar state statutes or rules that govern telemarketing practices are generally not applicable to our business-to-business calling platform; however, we are subject to the sections of the TCPA that regulate business-to-business facsimiles. The Fair and Accurate Credit Transactions Act ("FACT Act") requires financial institutions to establish a written program to implement "Red Flag Guidelines," which are intended to detect, prevent and mitigate identity theft. The FACT Act also provides guidance regarding reasonable policies and procedures that a user of consumer credit reports must employ when a consumer reporting agency sends the user a notice of address discrepancy.

Our insurance operations are subject to various types of governmental regulation. Our wholly-owned insurance company subsidiary, AssuranceOne, is a Class 3 Bermuda insurance company and, as such, is subject to the Bermuda Insurance Act 1978, as amended, and related regulations.

Banking Regulation. On January 13, 2009, the Company became a bank holding company by order of the Federal Reserve Board and are subject to regulation under the Bank Holding Company Act, and on September 15, 2010, the Federal Reserve Bank of Philadelphia confirmed the effectiveness of the Company's election to become a financial holding company (while remaining a bank holding company) pursuant to Sections 4(k) and (l) of the Bank Holding Company Act and Section 225.82 of the Federal Reserve Board's Regulation Y. Such election permits the Company to, among other things, continue to operate and expand our reinsurance activities conducted through AssuranceOne.

Since its opening on March 12, 2008, MBB has been operating in accordance with the order issued by the FDIC on March 20, 2007 (the "FDIC Order") and in accordance with certain requirements and conditions applicable during its three-year de novo period. MBB's three-year de novo period expired on March 12, 2011, as did certain of the requirements and conditions that were applicable solely during such period.

MBB is also subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including reserve requirements, loan limitations, requirements governing the establishment of branches and numerous other aspects of its operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders. All of our subsidiaries may be subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board, subject to certain conditions in the case of "functionally regulated subsidiaries," such as broker/dealers and registered investment advisers.

Regulations governing the Company and its affiliates restrict extensions of credit by MBB to Marlin Business Services Corp. and, with some exceptions, to other affiliates. For these purposes, extensions of credit include loans and advances to and guarantees and letters of credit on behalf of Marlin Business Services Corp. and such affiliates. These regulations also restrict investments by MBB in the stock or other securities of Marlin Business Services Corp. and the covered affiliates, as well as the acceptance of such stock or other securities as collateral for loans to any borrower, whether or not related to Marlin Business Services Corp.

Additional Activities. Bank holding companies and their banking and non-banking subsidiaries have traditionally been limited to the business of banking and activities which are closely related thereto. The Gramm-Leach-Bliley Act ("GLB Act") expanded the provisions of the Bank Holding Company Act by including a section that permits bank holding companies to become financial holding companies (which we did effective September 15, 2010, while remaining a bank holding company) and permits them to engage in a full range of financial activities. A financial holding company is permitted to engage in a wide variety of activities deemed to be "financial in nature" including lending, exchanging, transferring, investing for others, or safeguarding money or securities, providing financial, investment or economic advisory services and underwriting, dealing in, or making a market in securities.

Capital Adequacy. Under the risk-based capital requirements applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% out of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles ("Tier 1 Capital"). The remainder of total capital ("Tier 2 Capital") may consist of certain perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for loan and lease losses, allowance for credit losses on off-balance-sheet credit exposures and unrealized gains on equity securities. At December 31, 2011, the Company's Tier 1 Capital and total capital ratios were 37.94% and 39.19%, respectively.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of Tier 1 Capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (*i.e.*, after deducting all intangibles) in evaluating proposals for expansion or new activities. MBB is subject to similar capital standards promulgated by the Federal Reserve Board. At December 31, 2011, the Company's leverage ratio was 33.74%.

Internationally, both the Basel Committee on Banking Supervision and the Financial Stability Board (established in April 2009 by the Group of Twenty ("G-20") Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation and transparency) have committed to raise capital standards and liquidity buffers within the banking system ("Basel III"). On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with implementation by January 2019. The U.S. federal banking agencies have yet to propose regulations for implementing Basel III. On September 28, 2011, the Basel Committee announced plans to consider adjustments to the first liquidity change to be imposed under Basel III, which

change would take effect on January 1, 2015. The liquidity coverage ratio being considered would require banks to maintain an adequate level of unencumbered high-quality liquid assets sufficient to meet liquidity needs for a 30 calendar day time horizon.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized depository institutions consist of those with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized depository institutions are those with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;
- placing limits on asset growth and restrictions on activities;
- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;
- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. MBB's equity balance was $49.6 million at December 31, 2011, resulting in a Tier 1 leverage ratio, a Tier 1 risk-based capital ratio and a total risk-based capital ratio of 20.78%, 19.77% and 20.64%, respectively, which exceeded the regulatory requirements for well-capitalized status of 5%, 6% and 10%, respectively.

Pursuant to the FDIC Order, MBB must keep its total risk-based capital ratio above 15%. MBB's total risk-based capital ratio of 20.64% at December 31, 2011 exceeded the threshold for well-capitalized status under the applicable laws and regulations, and also exceeded the 15% minimum total risk-based capital ratio required in the FDIC Order.

Federal Deposit Insurance. Under the Federal Deposit Insurance Reform Act of 2005, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the FDIC changed its risk-based premium system for FDIC deposit insurance, providing for quarterly assessments of FDIC-insured

institutions based on their respective rankings in one of four risk categories depending upon their examination ratings and capital ratios. Beginning in 2011, the FDIC assessment base changed from total domestic deposits to consolidated total assets minus tangible equity capital, defined as Tier 1 Capital. Institutions in FDIC-assigned Risk Categories II, III and IV are assessed premiums at progressively higher rates. MBB is designated a Risk Category I institution for purposes of the risk-based assessment for FDIC deposit insurance.

On July 21, 2010, President Barack Obama signed the Dodd-Frank Act into law, which, in part, (1) required the FDIC to increase reserves for the Deposit Insurance Fund (the "DIF") against future losses which will necessitate increased deposit insurance premiums that are to be borne primarily by institutions with assets greater than $10 billion and (2) permanently raised the standard maximum deposit insurance amount to $250,000. To bolster the DIF, the Dodd-Frank Act provides for a new minimum reserve ratio of not less than 1.35% of estimated insured deposits and requires that the FDIC take steps necessary to attain this 1.35% ratio by September 30, 2020. The FDIC is required by law to return the insurance reserve ratio to a 1.15 percent ratio no later than the end of 2016. The FDIC also proposed to raise its industry target ratio of reserves to insured deposits to 2.00%, 65 basis points above the statutory minimum, but the FDIC does not project that goal to be met until 2027.

On November 12, 2009, the Board of Directors of the FDIC voted to require insured institutions to prepay slightly over three years of estimated insurance assessments. The pre-payment allows the FDIC to strengthen the cash position of the DIF immediately without immediately impacting earnings of the industry. MBB paid its prepaid assessment when due in the fourth quarter of 2009.

Source of Strength Doctrine. Under the provisions of the Dodd-Frank Act, as well as Federal Reserve Board policy and regulation, a bank holding company must serve as a source of financial and managerial strength to each of its subsidiary banks and is expected to stand prepared to commit resources to support each of them. Consistent with this policy, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company should generally not maintain a given rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization's capital needs, asset quality and overall financial condition.

USA Patriot Act of 2001. A major focus of governmental policy applicable to financial institutions in recent years has been the effort to combat money laundering and terrorism financing. The USA Patriot Act of 2001 (the "Patriot Act") was enacted to strengthen the ability of the U.S. law enforcement and intelligence communities to achieve this goal. The Patriot Act requires financial institutions, including our banking subsidiary, to assist in the prevention, detection and prosecution of money laundering and the financing of terrorism. The Patriot Act established standards to be followed by institutions in verifying client identification when accounts are opened and provides rules to promote cooperation among financial institutions, regulators and law enforcement organizations in identifying parties that may be involved in terrorism or money laundering.

Privacy. Title V of the GLB Act is intended to increase the level of privacy protection afforded to customers of financial institutions, including customers of the securities and insurance affiliates of such institutions, partly in recognition of the increased cross-marketing opportunities created by the GLB Act's elimination of many of the boundaries previously separating various segments of the financial services industry. Among other things, these provisions require institutions to have in place administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information, to protect against anticipated threats or hazards to the security or integrity of such records and to protect against unauthorized access to or use of such records that could result in substantial harm or inconvenience to a customer.

TALF Program. In 2009, the Federal Reserve Board also created the Term Asset-Backed Securities Loan Facility ("TALF") program, the intent of which was to make credit available to consumers and businesses on more favorable terms by facilitating the issuance of asset-backed securities ("ABS") and improving the market

conditions for ABS generally. The TALF program provided ABS investors with financing to support their purchases of certain AAA-rated securities. On February 12, 2010, we issued $80.7 million of term ABS securities through our special purpose subsidiary, Marlin Leasing Receivables XII LLC, and the senior tranche of the offering was rated AAA, thereby making it eligible under the TALF program.

Future Legislation. From time to time, legislation will be introduced in Congress and state legislatures with respect to the regulation of financial institutions. The financial crisis of 2008 and 2009 resulted in U.S. government and regulatory agencies placing increased focus and scrutiny on the financial services industry. The U.S. government intervened on an unprecedented scale by temporarily enhancing the liquidity support available to financial institutions, establishing a CP funding facility, temporarily guaranteeing money market funds and certain types of debt issuances, increasing insurance on bank deposits, among other things, and by passing the Dodd-Frank Act, a sweeping financial reform bill.

These programs have subjected financial institutions to additional restrictions, oversight and costs. In addition, new proposals for legislation continue to be introduced in Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates and financial product offerings and disclosures, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot determine the ultimate effect that potential legislation, if enacted, or any regulations issued to implement it, would have on the Company or MBB.

National Monetary Policy. In addition to being affected by general economic conditions, the earnings and growth of the Company and MBB are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our future business, earnings and growth cannot be predicted.

Dividends. The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. For state-chartered banks which are members of the Federal Reserve System, such as MBB, the approval of the Federal Reserve Board is required for the payment of dividends by the bank subsidiary in any calendar year if the total of all dividends declared by the bank in that calendar year, including the proposed dividend, exceeds the current year's net income combined with the retained net income for the two preceding calendar years. "Retained net income" for any period means the net income for that period less any common or preferred stock dividends declared in that period. Moreover, no dividends may be paid by such bank in excess of its undivided profits account. Additionally, pursuant to its FDIC Order, MBB was not permitted to pay dividends during the first three years of operations without the prior written approval of the FDIC and the Utah Department of Financial Institutions (such three-year period expired on March 12, 2011).

Transfers of Funds and Transactions with Affiliates. Sections 23A and 23B of the Federal Reserve Act and applicable regulations impose restrictions on MBB that limit the transfer of funds by MBB to Marlin Business Services Corp. and certain of its affiliates, in the form of loans, extensions of credit, investments or purchases of assets. These transfers by MBB to Marlin Business Services Corp. or any other single affiliate are limited in amount to 10% of MBB's capital and surplus, and transfers to all affiliates are limited in the aggregate to 20% of

MBB's capital and surplus. These loans and extensions of credit are also subject to various collateral requirements. Sections 23A and 23B of the Federal Reserve Act and applicable regulations also require generally that MBB's transactions with its affiliates be on terms no less favorable to MBB than comparable transactions with unrelated third parties.

Restrictions on Ownership. Subject to certain exceptions, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FDIC has been notified 60 days prior to such acquisition and has not objected to the transaction. Under a rebuttable presumption in the Change in Bank Control Act, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the 1934 Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. The regulations provide a procedure for challenging this rebuttable control presumption.

We believe that we currently are in substantial compliance with all material statutes and regulations that are applicable to our business.

Competition

We compete with a variety of equipment financing sources that are available to small and mid-sized businesses, including:

- national, regional and local finance companies that provide leases and loan products;
- financing through captive finance and leasing companies affiliated with major equipment manufacturers;
- corporate credit cards; and
- commercial banks, savings and loan associations and credit unions.

Our principal competitors in the highly fragmented and competitive small-ticket equipment leasing market are smaller finance companies and local and regional banks. Other providers of equipment lease financing include KeyCorp, De Lage Landen Financial, CIT Group, GE Commercial Equipment Finance and Wells Fargo Bank, National Association. Many of these companies are substantially larger than we are and have significantly greater financial, technical and marketing resources than we do. While these larger competitors provide lease financing to the marketplace, many of them are not our primary competitors given that our average transaction size is relatively small and that our marketing focus is on independent equipment dealers and their end user customers. Nevertheless, there can be no assurances that these providers of equipment lease financing will not increase their focus on our market and begin to compete more directly with us.

Some of our competitors may have a lower cost of funds and access to funding sources that are not available to us, which could enable them to offer leases with yields that are less than the yields we use to price our leases, which might force us to lower our yields or lose lease origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could enable them to establish more origination sources and end user customer relationships and increase their market share. We compete on the quality of service we provide to our origination sources and end user customers. We have encountered and will continue to encounter significant competition.

Employees

As of December 31, 2011, we employed 242 people. None of our employees are covered by a collective bargaining agreement and we have never experienced any work stoppages.

Available Information

We are a Pennsylvania corporation with our principal executive offices located at 300 Fellowship Road, Mount Laurel, NJ 08054. Our telephone number is (888) 479-9111 and our website address is www.marlincorp.com. We make available free of charge through the investor relations section of our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our website address in this Annual Report on Form 10-K only as an inactive textual reference and do not intend it to be an active link to our website.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and other periodic statements we make.

If we cannot obtain financing, we may be unable to fund our operations. Our business requires a substantial amount of cash to operate. Our cash requirements will increase if our lease originations increase. We obtain a substantial amount of the cash required for operations through a variety of external financing sources, such as certificates of deposit raised by MBB, borrowings under revolving bank facilities, financing of leases through CP conduit warehouse facilities, long-term loan facilities and term note securitizations. A failure to access the certificate of deposit market, to renew and increase the funding availability under our existing facilities or to add new funding facilities could affect our ability to fund and originate new leases.

Our ability to obtain continued access to the certificate of deposit market or to obtain renewals of lenders' commitments and new funding facilities is affected by a number of factors, including:

- conditions in the market for FDIC-insured certificates of deposit;
- restrictions and costs associated with banking industry regulation which could negatively impact MBB;
- conditions in the long-term lending markets;
- compliance of our leases with the eligibility requirements established in connection with our long-term loan facilities and term note securitizations, including the level of lease delinquencies and default;
- conditions in the securities and asset-backed securities markets; and
- our ability to service the leases.

We are and will continue to be dependent upon the availability of credit from these financing sources to continue to originate leases and to satisfy our other working capital needs. We may be unable to obtain additional financing on acceptable terms, or at all, as a result of prevailing interest rates or other factors at the time, including the presence of covenants or other restrictions under existing financing arrangements. If any or all of our funding sources become unavailable on acceptable terms or at all, we may not have access to the financing necessary to conduct our business, which would limit our ability to fund our operations. Our long-term loan facilities mature on October 9, 2012 and September 23, 2013, respectively. As a result, we may be unable to continue to access these facilities after those dates. (See **Liquidity and Capital Resources** in Item 7). In the event we seek to obtain equity financing, our shareholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending upon the amount of equity securities that we issue and the prices at which we issue such securities.

Our financing sources impose covenants, restrictions and default provisions on us, which could lead to termination of our financing facilities, acceleration of amounts outstanding under our financing facilities and

our removal as servicer. The legal agreements relating to our long-term loan facilities and our term note securitizations contain numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, a minimum net worth requirement, an interest coverage test and a maximum debt to equity ratio. In addition, a change in the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer is an event of default under our long-term loan facilities, unless we hire a replacement acceptable to our lenders within 120 days.

A merger or consolidation with another company in which we are not the surviving entity, likewise, is an event of default under our financing facilities. The Company's long-term loan facilities contain acceleration clauses allowing the creditors to accelerate the scheduled maturities of the obligation under certain conditions that may not be objectively determinable (for example, "if a material adverse change occurs"). Further, our long-term loan facilities contain cross default provisions whereby certain defaults under one facility would also be an event of default under the other facilities. An event of default under the long-term loan facilities could result in termination of further funds being made available. An event of default under any of our facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or our removal as a servicer of the leases financed by the facility. This would reduce our revenues from servicing and, by delaying any cash payment allowed to us under the financing facilities until the lenders have been paid in full, reduce our liquidity and cash flow.

If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults, which may restrict our access to funding and reduce our earnings. We specialize in leasing equipment to small and mid-sized businesses. Small and mid-sized businesses may be more vulnerable than large businesses to economic downturns, typically depend upon the management talents and efforts of one person or a small group of persons and often need substantial additional capital to expand or compete. Small and mid-sized business leases, therefore, may entail a greater risk of delinquencies and defaults than leases entered into with larger leasing customers. In addition, there is typically only limited publicly available financial and other information about small and mid-sized businesses and they often do not have audited financial statements. Accordingly, in making credit decisions, our underwriting guidelines rely upon the accuracy of information about these small and mid-sized businesses obtained from the small and mid-sized business owner and/or third-party sources, such as credit reporting agencies. If the information we obtain from small and mid-sized business owners and/or third- party sources is incorrect, our ability to make appropriate credit decisions will be impaired. If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults and related decreases in our earnings.

An increase in delinquencies or lease defaults could restrict our access to funding and could adversely affect our earnings. Defaulted leases and certain delinquent leases also do not qualify as collateral against which initial advances may be made under our funding facilities, and we cannot include them in our term note securitizations. In addition, increasing rates of delinquencies or charge-offs could result in adverse changes in the structure and/ or our cost of future financing. Any of these occurrences may cause us to experience reduced earnings.

Deteriorated economic or business conditions may lead to greater than anticipated lease defaults and credit losses, which could limit our ability to obtain additional financing and reduce our operating income. The capital and credit markets have been experiencing volatility and disruption for more than three years. In many cases, these markets have produced downward pressure on stock prices of, and credit availability to, certain companies without regard to those companies' underlying financial strength. Concerns over energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining U.S. real estate market have contributed to increased volatility and diminished expectations for the economy and the capital and credit markets. These factors, combined with declining business and consumer confidence and increased unemployment, precipitated an economic slowdown and national recession throughout 2008 and 2009. In the event of extreme and prolonged market events, such as a global credit crisis or a "double dip" recession in the U.S., we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

Our operating income may be reduced by various economic factors and business conditions, including the level of economic activity in the markets in which we operate. Delinquencies and credit losses generally increase during economic slowdowns or recessions. Because we extend credit primarily to small and mid-sized businesses, many of our customers may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled lease payments during these periods. Therefore, to the extent that economic activity or business conditions deteriorate, our delinquencies and credit losses may increase. Unfavorable economic conditions may also make it more difficult for us to maintain both our new lease origination volume and the credit quality of new leases at levels previously attained. Unfavorable economic conditions could also increase our funding costs or operating cost structure or limit our access to funding. Any of these events could reduce our operating income.

If losses from leases exceed our allowance for credit losses, our operating income will be reduced or eliminated. In connection with our financing of leases, we record an allowance for credit losses to provide for estimated losses. Our allowance for credit losses is based on both qualitative and quantitative factors including, among other things, past collection experience, lease delinquency data, industry data, economic conditions and our assessment of collection risks. Determining the appropriate level of the allowance is an inherently uncertain process and, therefore, our determination of this allowance may prove to be inadequate to cover losses in connection with our portfolio of leases. Factors that could lead to the inadequacy of our allowance may include our inability to manage collections effectively, unanticipated adverse changes in the economy or discrete events adversely affecting specific leasing customers, industries or geographic areas. Losses in excess of our allowance for credit losses would cause us to increase our provision for credit losses, reducing or eliminating our operating income.

We are subject to regulatory capital adequacy guidelines, and if we fail to meet these guidelines, our business, financial condition or results of operations may be adversely affected. Under regulatory capital adequacy guidelines, and other regulatory requirements, we must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators regarding components, risk weightings and other factors. (See **Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Bank Capital and Regulatory Oversight**). If we fail to meet these minimum capital guidelines and other regulatory requirements, our business, financial condition or results of operations may be adversely affected. In addition, if we fail to maintain "well-capitalized" status under the regulatory framework, if we are deemed to be not well-managed under regulatory exam procedures or if we experience certain regulatory violations, our status as a financial holding company, our related eligibility for a streamlined review process for acquisition proposals and our ability to offer certain financial products may be compromised or impaired.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations. In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of bank holding companies in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Government regulation significantly affects our business. The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. Since becoming a bank holding company on January 13, 2009, we have been subject to regulation by the Federal Reserve Board and subject to the Bank Holding Company Act. Our bank subsidiary,

MBB, is also subject to regulation by the Federal Reserve Board and the Utah Department of Financial Institutions. Such regulation affects lending practices, capital structure, investment practices, dividend policy and growth.

The financial crisis of 2008 and 2009 resulted in U.S. government and regulatory agencies placing increased focus and scrutiny on the financial services industry, which have subjected financial institutions to additional restrictions, oversight and costs. In addition, new proposals for legislation continue to be introduced in Congress that could further substantially increase regulation of the financial services industry and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates and financial product offerings and disclosures, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Such proposed changes in laws, regulations and regulatory practices affecting the banking industry may limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to make loans and leases, and may also result in the imposition of additional costs on us.

Further legislative and regulatory reforms may have a significant impact on our business, results of operations and financial condition. Recent conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. For example, on July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act contains provisions that, among other things, establish a systemic risk regulator, consolidate certain federal bank regulators and give shareholders an advisory vote on executive compensation. The Dodd-Frank Act substantially increases regulation of the financial services industry, imposes restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and has an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things.

The Dodd-Frank Act adds sweeping deposit insurance provisions. Deposit insurance assessments are now based upon a bank's average consolidated total assets minus its average tangible equity, rather than upon its deposit base. The changes also make the $250,000 deposit insurance limit permanent, extend the Transaction Account Guarantee program through 2012 and expand the FDIC's authority to raise insurance premiums by setting a target ratio as high as the FDIC determines to be appropriate. The Dodd-Frank Act also restricts proprietary trading and the derivatives activities of banks and their affiliates.

Many provisions of the Dodd-Frank Act require the adoption of rules to implement it. In addition, the Dodd-Frank Act mandates multiple studies, which could result in additional legislative or regulatory action. The effect of the Dodd-Frank Act and its implementing regulations on our business and operations could be significant. In addition, we may be required to invest significant management time and resources to address the various provisions of the Dodd-Frank Act and the numerous regulations that have been and are still required to be issued under it. The Dodd-Frank Act, any related legislation and any implementing regulations could have a significant adverse effect on our business, results of operations and financial condition.

Further increase in the FDIC deposit insurance premium or required reserves may have a significant financial impact on us. The FDIC insures deposits at FDIC insured financial institutions up to certain limits. The FDIC charges insured financial institutions premiums to maintain the DIF. Recent difficult economic conditions have resulted in a higher number of bank failures. In the event of a bank failure, the FDIC takes control of a failed bank and ensures payment of deposits up to insured limits (which have recently been increased) using the resources of the DIF. The FDIC is required by law to maintain adequate funding of the DIF, and the FDIC may increase premium assessments to maintain such funding.

The Dodd-Frank Act requires the FDIC to increase the DIF's reserves against future losses, which will necessitate increased deposit insurance premiums that are to be borne primarily by institutions with assets of

greater than $10 billion. While the changes recently made to base insurance premiums have not negatively impacted MBB, future increases in assessments may decrease our earnings and could have a material effect on the value of, or market for, our common stock.

On October 19, 2010, the FDIC further addressed plans to bolster the DIF by increasing the required reserve ratio for the industry to 1.35% (ratio of reserves to insured deposits) by September 30, 2020, as required by the Dodd-Frank Act. Current assessment rates will remain in effect until such time as the industry's reserve ratio reaches 1.15%, which the FDIC estimates will occur at the end of 2016. The FDIC also proposed to raise its industry target ratio of reserves to insured deposits to 2.00%, 65 basis points above the statutory minimum, but the FDIC does not project that goal to be met until 2027.

If we are unable to effectively execute our business strategy, we may suffer material operating losses. Our financial position, liquidity and results of operations depend on management's ability to execute our business strategy and navigate through the ongoing challenging economic environment. Key factors involved in the execution of this strategy include achieving the desired volume of leases of suitable yield and credit quality, effectively managing those leases and obtaining appropriate funding. Accomplishing such a result on a cost-effective basis is largely a function of our marketing capabilities, our management of the leasing process, our credit underwriting guidelines, our ability to provide competent, attentive and efficient servicing to our origination sources and our end user customers, our ability to execute effective credit risk management and collection techniques, our access to financing sources on acceptable terms and our ability to attract and retain high quality employees in all areas of our business. Failure to manage effectively these and other factors related to our business strategy and our overall operations may cause us to suffer material operating losses.

If we cannot effectively compete within the equipment leasing industry, we may be unable to increase our revenues or maintain our current levels of operations. The business of small-ticket equipment leasing is highly fragmented and competitive. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are lower than those we use to price our leases, potentially forcing us to decrease our yields or lose origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to establish more origination source and end user customer relationships and increase their market share. The barriers to entry are relatively low with respect to our business and, therefore, new competitors could enter the business of small-ticket equipment leasing at any time. The companies that typically provide financing for large-ticket or middle-market transactions could begin competing with us on small-ticket equipment leases. If this occurs, or we are unable to compete effectively with our competitors, we may be unable to sustain our operations at their current levels or generate revenue growth.

If we cannot maintain our relationships with origination sources, our ability to generate lease transactions and related revenues may be significantly impeded. We have formed relationships with thousands of origination sources, comprised primarily of independent equipment dealers. We rely on these relationships to generate lease applications and originations. Most of these relationships are not formalized in written agreements and those that are formalized by written agreements are typically terminable at will. Our typical relationship does not commit the origination source to provide a minimum number of lease transactions to us nor does it require the origination source to direct all of its lease transactions to us. The decision by a significant number of our origination sources to refer their leasing transactions to another company could impede our ability to generate lease transactions and related revenues.

If interest rates change significantly, we may be subject to higher interest costs with respect to our funding sources and we may be unable to hedge our variable-rate borrowings effectively, which may cause us to suffer material losses. Because we use bank deposits, long-term loan facilities and term note securitizations to fund our leases, our margins could be reduced by an increase in interest rates. Each of our leases is structured so that the sum of all scheduled lease payments will equal the cost of the equipment to us, less the residual, plus a return on the amount of our investment. This return is known as the yield. The yield on our leases is fixed because the

scheduled payments are fixed at the time of lease origination. When we originate or acquire leases, we base our pricing in part on the spread we expect to achieve between the yield on each lease and the effective interest rate we expect to pay when we finance the lease. To the extent that a lease is financed with variable-rate funding, increases in interest rates during the term of a lease could narrow or eliminate the spread, or result in a negative spread. A negative spread is an interest cost greater than the yield on the lease. Certain of our funding facilities have variable rates based on the London Interbank Offered Rate ("LIBOR"). As a result, because our assets have a fixed interest rate, increases in LIBOR would negatively impact our earnings. If interest rates increase faster than we are able to adjust the pricing under our new leases, our net interest margin would be reduced. In addition, with respect to our fixed-rate deposits and borrowings, increases in interest rates could have the effect of increasing our costs on future transactions.

The departure of any of our key management personnel or our inability to hire suitable replacements for our management may result in defaults under our financing facilities, which could restrict our ability to access funding and operate our business effectively. Our future success depends to a significant extent on the continued service of our senior management team. A change in the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer is an event of default under our long-term loan facilities, unless we hire a replacement acceptable to our lenders within 120 days.

The termination or interruption of, or a decrease in volume under, our property insurance program would cause us to experience lower revenues and may result in a significant reduction in our net income. Our end user customers are required to obtain all-risk property insurance for the replacement value of the leased equipment. Each end user customer has the option of either delivering a certificate of insurance listing us as loss payee under a commercial property policy issued by a third-party insurer or satisfying such insurance obligation through our insurance program. Under our program, the end user customer purchases coverage under a master property insurance policy written by a national third-party insurer (our "primary insurer") with whom our captive insurance subsidiary, AssuranceOne, has entered into a 100% reinsurance arrangement. Termination or interruption of our program could occur for a variety of reasons, including: (1) adverse changes in laws or regulations affecting our primary insurer or AssuranceOne; (2) a change in the financial condition or financial strength ratings of our primary insurer or AssuranceOne; (3) negative developments in the loss reserves or future loss experience of AssuranceOne, which render it uneconomical for us to continue the program; (4) termination or expiration of the reinsurance agreement with our primary insurer, coupled with an inability by us to identify quickly and negotiate an acceptable arrangement with a replacement carrier; or (5) competitive factors in the property insurance market. If there is a termination or interruption of this program or if fewer end user customers elected to satisfy their insurance obligations through our program, we would experience lower revenues and our net income may be reduced.

Regulatory and legal uncertainties could result in significant financial losses and may require us to alter our business strategy and operations. Laws or regulations may be adopted with respect to our equipment leases, the equipment leasing, telemarketing and collection processes or the banking industry. Any new legislation or regulation, or changes in the interpretation of existing laws, that affect the equipment leasing industry or the banking industry could increase our costs of compliance or require us to alter our business strategy.

We, like other finance companies, face the risk of litigation, including class action litigation, and regulatory investigations and actions in connection with our business activities. These matters may be difficult to assess or quantify, and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could cause us to suffer significant costs and expenses and could require us to alter our business strategy and the manner in which we operate our business.

Failure to realize the projected value of residual interests in equipment we finance would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income. We estimate the residual value of the equipment which is recorded as an asset on our balance sheet. Realization of residual values depends on numerous factors including: the general market conditions at the time of expiration of the lease; the cost of comparable new equipment; the obsolescence of the leased equipment; any unusual or

excessive wear and tear on or damage to the equipment; the effect of any additional or amended government regulations; and the foreclosure by a secured party of our interest in a defaulted lease. Our failure to realize our recorded residual values would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income.

If we experience significant telecommunications or technology downtime, our operations would be disrupted and our ability to generate operating income could be negatively impacted. Our business depends in large part on our telecommunications and information management systems. The temporary or permanent loss of our computer systems, telecommunications equipment or software systems, through casualty or operating malfunction, could disrupt our operations and negatively impact our ability to service our customers and lead to significant declines in our operating income.

Failure to maintain the security of our information and technology networks, including personally identifiable and other information, non-compliance with our contractual or other legal obligations regarding such information, or a violation of the Company's privacy and security policies with respect to such information, could adversely affect us. In the normal course of our business, we collect and retain significant volumes of certain types of personally identifiable and other information pertaining to our customers, stockholders and employees. The legal, regulatory and contractual environment surrounding information security and privacy is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. A significant actual or potential theft, loss, fraudulent use or misuse of customer, stockholder, employee or our data by cybercrime or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could adversely impact our reputation and could result in significant costs, fines, litigation or regulatory action against us. Increasingly, our products and services are accessed through the Internet, and security breaches in connection with the delivery of our services via the Internet may affect us and could be detrimental to our reputation, business, operating results and financial condition. We cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography or other developments will not compromise or breach the technology protecting the networks that access our products and services.

Our quarterly operating results may fluctuate significantly. Our operating results may differ from quarter to quarter, and these differences may be significant. Factors that may cause these differences include: changes in the volume of lease applications, approvals and originations; changes in interest rates; the availability and cost of capital and funding; the degree of competition we face; the levels of charge-offs we incur; changes in the regulatory environment; general economic conditions; and other factors.

Our common stock price is volatile. The trading price of our common stock may fluctuate substantially depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause investors to lose part or all of their investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of financial services companies;
- actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of market analysts;
- investor perceptions of the equipment leasing industry in general and the Company in particular;
- the operating and stock performance of comparable companies;
- legislative and regulatory changes with respect to the financial or banking industries;
- general economic conditions and trends;
- major catastrophic events;
- loss of external funding sources;

- sales of large blocks of our stock or sales by insiders; or
- departures of key personnel.

It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

Future sales of our common stock by a certain large shareholder could adversely affect the market price of our common stock. A substantial number of shares of our common stock could be sold into the public market pursuant to a shelf registration statement on Form S-3 (No. 333-128329) that became effective on December 19, 2005. As of March 1, 2011, this large shareholder owned 2,309,934 shares of our common stock. The sale of all or a portion of these shares into the public market, or the perception that such a sale could occur, could adversely affect the market price of our common stock.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult. We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our amended and restated articles of incorporation and our bylaws contain certain other provisions that would make it difficult for a third party to acquire control of us, including a provision that our Board of Directors may issue preferred stock without shareholder approval.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

At December 31, 2011, we operated from five leased facilities including our executive office facility, a Philadelphia office facility, two branch offices and the headquarters of MBB. Our Mount Laurel, New Jersey executive offices are housed in a leased facility of approximately 50,000 square feet under a lease that expires in May 2013. We also lease 3,524 square feet of office space in Philadelphia, Pennsylvania, where we perform our lease recording and acceptance functions. Our Philadelphia lease expires in July 2013. In addition, we have a regional office in Johns Creek, Georgia (a suburb of Atlanta). Our Georgia office is 5,822 square feet and the lease expires in July 2013. The headquarters of MBB in Salt Lake City is 5,764 square feet and the lease expires in October 2014. We also lease 300 square feet for a sales office in Sherwood, Oregon. This lease commenced September 2010 and is on a month-to-month basis. We believe our leased facilities are adequate for our current needs and sufficient to support our current operations and anticipated future requirements.

Item 3. *Legal Proceedings*

We are party to various legal proceedings, which include claims and litigation arising in the ordinary course of business. In the opinion of management, these actions will not have a material effect on our business, financial condition or results of operations or cash flows.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Marlin Business Services Corp. completed its IPO of common stock and became a publicly traded company on November 12, 2003. The Company's common stock trades on the NASDAQ Global Select Market under the symbol "MRLN." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market and the dividends declared per common share.

	2011			2010		
	High	Low	Cash Dividends	High	Low	Cash Dividends
First Quarter	$13.34	$10.97	$ —	$10.75	$ 8.35	$—
Second Quarter	$13.05	$11.30	$ —	$13.38	$10.23	$—
Third Quarter	$12.84	$ 9.49	$ —	$12.52	$ 9.47	$—
Fourth Quarter	$13.35	$ 9.77	$0.06	$13.17	$10.38	$—

Dividend Policy

As previously disclosed, on November 3, 2011, Marlin Business Services Corp. declared its first regular quarterly dividend of $0.06 per share of common stock. The dividend was paid on November 28, 2011 to holders of our common stock as of November 15, 2011. Payment of future dividends will be subject to approval by our Board of Directors and will depend upon our earnings, financial condition, capital requirements, cash flow, long-range plans and such other factors as our Board of Directors may deem relevant.

The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. Payment of dividends by Marlin Business Bank to its sole shareholder, Marlin Business Services Corp., are also subject to the regulatory requirements and restrictions described in the "Supervision and Regulation" portion of Item 1 of Part I of this Form 10-K.

Number of Record Holders

There were 307 holders of record of our common stock at February 23, 2012. We believe that the number of beneficial owners is greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in "street name."

Information on Stock Repurchases

On November 2, 2007, the Company's Board of Directors approved a stock repurchase plan. Under this program, the Company is authorized to repurchase up to $15 million in value of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The repurchases are funded using the Company's working capital.

The number of shares of common stock repurchased by Marlin during the fourth quarter of 2011 and the average price paid per share is as follows:

Time Period	Number of Shares Purchased	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2011 to October 31, 2011	—	$ —	—	$6,006,475
November 1, 2011 to November 30, 2011	18,029	$12.12	18,029	$5,787,928
December 1, 2011 to December 31, 2011	3,778	$12.70	3,778	$5,739,965
Total for the quarter ended December 31, 2011	21,807	$12.22	21,807	$5,739,965

(1) Average price paid per share includes commissions and is rounded to the nearest two decimal places.

In addition to the repurchases described above, pursuant to the Company's 2003 Equity Compensation Plan (the "2003 Plan"), participants may have shares withheld to cover income taxes. There were 46,683 shares repurchased to cover income tax withholding pursuant to the 2003 Plan during the three-month period ended December 31, 2011, at an average cost of $12.94 per share.

Sale of Unregistered Securities

On February 12, 2010, we issued $80.7 million of term asset-backed debt securities through our special purpose subsidiary, Marlin Leasing Receivables XII LLC, with the senior tranche of the offering being eligible under the TALF program established by the Federal Reserve Board. This issuance was done in reliance on the exemption from registration provide by Rule 144A of the 1933 Act. J.P. Morgan Securities, Inc. served as the initial purchaser and placement agent for the issuance, and the aggregate initial purchaser's discounts and commissions paid were approximately $0.5 million.

Shareholder Return Performance Graph

The following graph compares the dollar change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the Russell 2000 Index and the SNL Specialty Lender Index for the period commencing on December 31, 2006 and ending on December 31, 2011. The graph shows the cumulative investment return to shareholders based on the assumption that a $100 investment was made on December 31, 2006 in each of the following: the Company's common stock, the Russell 2000 Index and the SNL Specialty Lender Index. We computed returns assuming the reinvestment of all dividends. The shareholder return shown on the following graph is not indicative of future performance.



Total Return Performance
Index Value
120
100
80
60
40
20
0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Marlin Business Services Corp.
Russell 2000
SNL Specialty Lender

Index	*Period Ending*					
	12/31/06	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
Marlin Business Services Corp.	100.00	50.19	10.86	33.00	52.64	53.11
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75
SNL Specialty Lender	100.00	65.53	18.27	29.99	36.88	38.68

Source : SNL Financial LC, Charlottesville, VA

Item 6. *Selected Financial Data*

The following selected financial data as of and for each of the five years ended December 31, 2011 has been derived from the consolidated financial statements. The selected financial data should be read together with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per-share data)				
Statement of Operations Data:					
Interest and fee income	$56,523	$61,337	$83,444	$107,453	$110,532
Interest expense	11,416	15,613	27,338	36,880	35,322
Net interest and fee income	45,107	45,724	56,106	70,573	75,210
Provision for credit losses	4,134	9,438	27,189	31,494	17,221
Net interest and fee income after provision for credit losses	40,973	36,286	28,917	39,079	57,989
Loss on derivatives	(53)	(116)	(1,959)	(16,039)	—
Insurance and other income	5,704	5,401	6,855	8,144	7,902
Other expense:					
Salaries and benefits	22,539	19,966	19,071	22,916	21,329
General and administrative	13,044	12,762	12,854	15,241	13,633
Financing related costs	719	680	505	1,418	1,045
Other expense	36,302	33,408	32,430	39,575	36,007
Income (loss) before income taxes	10,322	8,163	1,383	(8,391)	29,884
Income tax expense (benefit)	4,147	2,495	347	(3,161)	11,884
Net income (loss)	$ 6,175	$ 5,668	$ 1,036	$ (5,230)	$ 18,000
Basic earnings (loss) per share	$ 0.48	$ 0.44	$ 0.08	$ (0.44)	$ 1.47
Diluted earnings (loss) per share	$ 0.48	$ 0.44	$ 0.08	$ (0.44)	$ 1.45
Cash dividends declared per share	$ 0.06	$ —	$ —	$ —	$ —

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per-share data)				
Operating Data:					
Total number of finance receivables originated	18,102	12,407	9,763	24,869	33,141
Total finance receivables originated	$229,014	$134,030	$ 88,935	$256,554	$390,766
Average total finance receivables[1]	$358,326	$389,001	$558,311	$715,649	$721,900
Weighted average interest rate (implicit) on new finance receivables originated[2]	12.84%	14.47%	15.09%	13.67%	12.93%
Interest income as a percent of average total finance receivables[1]	12.36%	12.15%	11.83%	12.03%	12.43%
Interest expense as percent of average interest-bearing liabilities	4.20%	4.85%	5.40%	5.62%	5.23%
Portfolio Asset Quality Data:					
Total finance receivables, end of period[1]	$385,984	$352,527	$450,595	$664,902	$749,712
Delinquencies greater than 60 days past due[3]	0.38%	0.90%	1.67%	1.59%	0.95%
Allowance for credit losses	$ 5,353	$ 7,718	$ 12,193	$ 15,283	$ 10,988
Allowance for credit losses to total finance receivables, end of period[1]	1.39%	2.19%	2.71%	2.30%	1.47%
Charge-offs, net	$ 6,499	$ 13,913	$ 30,279	$ 27,199	$ 14,434
Ratio of net charge-offs to average total finance receivables[1]	1.81%	3.58%	5.42%	3.80%	2.00%
Operating Ratios:					
Efficiency ratio[4]	70.03%	64.02%	50.71%	48.47%	42.07%
Return on average total assets	1.31%	1.13%	0.15%	(0.62)%	2.09%
Return on average stockholders' equity	3.81%	3.72%	0.70%	(3.48)%	12.37%
Balance Sheet Data:					
Cash and cash equivalents	$ 42,285	$ 37,026	$ 37,057	$ 40,270	$ 38,708
Restricted interest-earning deposits with banks	$ 28,637	$ 47,107	$ 63,400	$ 66,212	$141,070
Net investment in leases and loans	$387,840	$351,569	$448,610	$669,109	$764,553
Total assets	$485,969	$468,062	$565,803	$794,431	$958,269
Deposits	$198,579	$ 92,919	$ 80,288	$ 63,385	$ —
Short-term borrowings	$ —	$ —	$ 62,541	$101,923	$ —
Long-term borrowings	$ 92,004	$178,650	$244,445	$441,385	$773,085
Total liabilities	$321,868	$308,059	$413,918	$644,159	$805,308
Total stockholders' equity	$164,101	$160,003	$151,885	$150,272	$152,961

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For purposes of asset quality and allowance calculations the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred, are excluded from total finance receivables.

(2) Excludes initial direct costs and fees deferred.

(3) Calculated as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans and factoring receivables.

(4) Salaries, benefits, general and administrative expense divided by net interest and fee income, insurance and other income.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the 1933 Act and Section 21E of the 1934 Act. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) the effectiveness of our hedges; (e) our understanding of our competition; and (f) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of funding and capital;
- changes in our industry, interest rates, the regulatory environment or the general economy resulting in changes to our business strategy;
- the degree and nature of our competition;
- availability and retention of qualified personnel;
- general volatility of the securitization and capital markets; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

Overview

We are a nationwide provider of equipment financing solutions, primarily to small and mid-sized businesses. We finance over 100 categories of commercial equipment important to the typical small and mid-sized business customer, including copiers, security systems, computers and software, telecommunications equipment and certain commercial and industrial equipment. We access our end user customers through origination sources comprised of our existing network of independent equipment dealers, national account programs and, to a much lesser extent, through direct solicitation of our end user customers and through relationships with select lease brokers.

Our leases are fixed-rate transactions with terms generally ranging from 36 to 60 months. At December 31, 2011, our lease portfolio consisted of approximately 65,000 accounts with an average original term of 50 months and average original transaction size of approximately $11,600.

We were founded in 1997. At December 31, 2011, we have $486.0 million in total assets. Our assets are substantially comprised of our net investment in leases and loans which totaled $387.8 million at December 31, 2011.

Our revenue consists of interest and fees from our leases and loans and, to a lesser extent, income from our property insurance program and other fee income. Our expenses consist of interest expense and operating expenses, which include salaries and benefits and other general and administrative expenses. As a credit lender, our earnings are also impacted by credit losses. For the year ended December 31, 2011, our net credit losses were 1.81% of our average total finance receivables. We establish reserves for credit losses which require us to estimate inherent losses in our portfolio as of the reporting date.

Our leases are classified under generally accepted accounting principles in the United States ("U.S. GAAP") as direct financing leases, and we recognize interest income over the term of the lease. Direct financing leases transfer substantially all of the benefits and risks of ownership to the equipment lessee. Our net investment in direct finance leases is included in our consolidated financial statements in "net investment in leases and loans." Net investment in direct financing leases consists of the sum of total minimum lease payments receivable and the estimated residual value of leased equipment, less unearned lease income. Unearned lease income consists of the excess of the total future minimum lease payments receivable plus the estimated residual value expected to be realized at the end of the lease term plus deferred net initial direct costs and fees less the cost of the related equipment. Approximately 66% of our lease portfolio at December 31, 2011 amortizes over the lease term to a $1 residual value. For the remainder of the portfolio, we must estimate end of term residual values for the leased assets. Failure to correctly estimate residual values could result in losses being realized on the disposition of the equipment at the end of the lease term.

Since our founding, we have funded our business through a combination of variable-rate borrowings and fixed-rate asset securitization transactions, as well as through the issuance from time to time of subordinated debt and equity securities and the issuance of FDIC-insured certificates of deposit, raised nationally by MBB. Our variable-rate borrowing currently consists of long-term loan facilities. We have traditionally issued fixed-rate term debt through the asset-backed securitization market. Historically, leases were funded through variable-rate warehouse facilities until they were refinanced through term note securitizations at fixed rates. All of our term note securitizations have been accounted for as on-balance sheet transactions and, therefore, we have not recognized gains or losses from these transactions.

With the opening of MBB in 2008, we began to fund increasing amounts of new originations through the issuance of FDIC-insured certificates of deposit. We anticipate that deposits issued by MBB will represent our primary source of funds for the foreseeable future. As of December 31, 2011, total MBB deposits were $198.6 million. As of December 31, 2011, $45.1 million, or 49.0%, of our borrowings were fixed-rate term note securitizations.

Fixed rate leases not funded with deposits are financed with variable-rate debt. Therefore, our earnings may be exposed to interest rate risk should interest rates rise. We generally benefit in times of falling and low interest rates. In contrast to previous warehouse facilities, our current long-term loan facilities do not require annual refinancing, but failure to renew the existing facilities or to obtain additional financing could restrict our growth and future financial performance.

On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, Marlin Receivables Corp. ("MRC"), closed on a $75,000,000, three-year committed loan facility with the Lender Finance division of Wells Fargo Capital Finance. The facility is secured by a lien on MRC's assets and is supported by guaranties from Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is October 9, 2012.

On February 12, 2010, we completed an $80.7 million TALF-eligible term asset-backed securitization. This transaction was Marlin's tenth term note securitization and the fifth to earn a AAA rating. As with all of the Company's prior term note securitizations, this financing provided the Company with fixed-cost borrowing and is recorded in long-term borrowings in the Consolidated Balance Sheets.

On September 24, 2010, the Company's affiliate, Marlin Leasing Receivables XIII LLC ("MLR XIII"), closed on a $50.0 million three-year committed loan facility with Key Equipment Finance Inc. The facility is secured by a lien on MLR XIII's assets. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is September 23, 2013. An event of default such as non-payment of amounts when due under the loan agreement or a breach of covenants may accelerate the maturity date of the facility.

From time to time we may use derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. The Company was not a party to any active interest-rate swap agreements at December 31, 2011.

The Company's wholly owned subsidiary, Marlin Business Bank ("MBB"), allows the Company to diversify its funding sources. Over time, MBB may offer various diversified products and services to the Company's customer base. MBB is a Utah state-chartered, Federal Reserve member commercial bank, insured by the Federal Deposit Insurance Corporation ("FDIC"). As a state-chartered Federal Reserve member bank, MBB is supervised by both the Federal Reserve Bank of San Francisco and the Utah Department of Financial Institutions.

On January 13, 2009, Marlin Business Services Corp. became a bank holding company and is subject to the Bank Holding Company Act and supervised by the Federal Reserve Bank of Philadelphia. On September 15, 2010, the Federal Reserve Bank of Philadelphia confirmed the effectiveness of Marlin Business Services Corp.'s election to become a financial holding company (while remaining a bank holding company) pursuant to Sections 4(k) and (l) of the Bank Holding Company Act and Section 225.82 of the Federal Reserve Board's Regulation Y. Such election permits Marlin Business Services Corp. to engage in activities that are financial in nature or incidental to a financial activity, including the maintenance and expansion of our reinsurance activities conducted through its wholly-owned subsidiary, AssuranceOne.

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly-owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our IPO. Of these shares, a total of 3,581,255 shares were sold by the Company and 1,478,745 shares were sold by selling shareholders. The IPO price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

Stock Repurchase Plan

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under this program, Marlin is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

There were 400,475 shares of common stock repurchased by the Company pursuant to the above plan during the year ended December 31, 2011. As of December 31, 2011, the maximum approximate dollar value of shares that may yet be purchased under the stock repurchase plan is approximately $5.7 million.

In addition to the repurchases described above, pursuant to the 2003 Plan, participants may have shares withheld to cover income taxes. There were 144,291 shares repurchased to cover income tax withholding pursuant to the 2003 Plan during the year ended December 31, 2011, at an average cost of $12.12 per share.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses and affect related disclosure of contingent assets and liabilities at the date of our financial statements. On an ongoing basis, we evaluate our estimates, including credit losses, residuals, initial direct costs and fees, other fees, performance assumptions for stock-based compensation awards, the fair value of financial instruments and the realization of deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties. Our consolidated financial statements are based on the selection and application of critical accounting policies, the most significant of which are described below.

Income recognition. Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease or loan is 90 days or more delinquent, the contract is classified as being on non-accrual and we do not recognize interest income on that contract until it is less than 90 days delinquent.

Fee income consists of fees for delinquent lease and loan payments, cash collected on early termination of leases and net residual income. Net residual income includes income from lease renewals and gains and losses on the realization of residual values of leased equipment disposed at the end of a lease's term. Residual income is recognized as earned.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. At a minimum of every quarter, an analysis of anticipated collection rates is performed based on updates to collection experience. Adjustments in anticipated collection rate assumptions are made as needed based on this analysis. Other fees are recognized when received.

Insurance income is recognized on an accrual basis as earned over the term of a lease. Generally, insurance payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income.

Initial direct costs and fees. We defer initial direct costs incurred and fees received to originate our leases and loans in accordance with the Receivables Topic and the Nonrefundable Fees and Other Costs Subtopic of the FASB ASC. The initial direct costs and fees we defer are part of the net investment in leases and loans and are amortized to interest income using the effective interest method. We defer third-party commission costs as well as certain internal costs directly related to the origination activity. Costs subject to deferral include evaluating each prospective customer's financial condition, evaluating and recording guarantees and other security arrangements, negotiating terms, preparing and processing documents and closing each transaction. Estimates of costs subject to deferral are updated periodically, and no less frequently than each year. The fees we defer are documentation fees collected at inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease and loan portfolios.

Lease residual values. A direct financing lease is recorded at the aggregate future minimum lease payments plus the estimated residual value less unearned income. Residual values generally reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. These estimates are based on industry data and on our experience.

The Company records an estimated residual value at lease inception for all fair market value and fixed purchase option leases based on a percentage of the equipment cost of the asset being leased. The percentages

used depend on equipment type and term. In setting and reviewing estimated residual values, the Company focuses its analysis primarily on total historical and expected realization statistics pertaining to both lease renewals and sales of equipment.

At the end of an original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.

When a lessee elects to return equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to independent third parties, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring equipment to other assets, and any gain or loss realized on the sale or disposal of equipment to a lessee or to others is included in fee income as net residual income.

Based on the Company's experience, the amount of ultimate realization of the residual value tends to relate more to the customer's election at the end of the lease term to enter into a renewal period, to purchase the leased equipment or to return the leased equipment than it does to the equipment type. Management performs periodic reviews of the estimated residual values and historic realization statistics no less frequently than quarterly and any impairment, if other than temporary, is recognized in the current period.

Allowance for credit losses. In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses.

We evaluate our portfolios on a pooled basis, due to their composition of small balance, homogenous accounts with similar general credit risk characteristics, diversified among a large cross-section of variables including industry, geography, equipment type, obligor and vendor. We consider both quantitative and qualitative factors in determining the allowance for credit losses. Quantitative factors considered include a migration analysis stratified by industry classification, historic delinquencies and charge-offs, and a static pool analysis of historic recoveries. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. Qualitative factors that may result in further adjustments to the quantitative analysis include items such as forecasting uncertainties, changes in the composition of our lease and loan portfolios, seasonality, economic or business conditions and emerging trends, business practices or policies at the reporting date that are different from the periods used in the quantitative analysis. Adjustments due to such qualitative factors increased the allowance for credit losses by approximately $0.1 million and $0.2 million at December 31, 2011 and 2010, respectively.

The various factors used in the analysis are reviewed periodically, and no less frequently than quarterly. We then establish an allowance for credit losses for the projected probable net credit losses inherent in the portfolio based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolios, bankruptcy laws and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the extent we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we record expense to increase the allowance for credit losses for the estimated net losses inherent in our portfolios. Actual losses may vary from current estimates.

Securitizations. In connection with each of the Company's term note securitization transactions, we established bankruptcy remote special purpose entities ("SPEs") and issued term debt to institutional investors. These SPEs are each considered variable interest entities ("VIEs") under U.S. GAAP. We are required to consolidate VIEs in which we are deemed to be the primary beneficiary through having (1) power over the significant activities of the entity and (2) an obligation to absorb losses or the right to receive benefits from the VIE which are potentially significant to the VIE. We continue to service the assets of our VIEs and retain equity and/or residual interests. Accordingly, assets and related debt of these VIEs are included in the accompanying Consolidated Balance Sheets. Our leases and restricted interest-earning deposits with banks are assigned as collateral for these borrowings and there is no further recourse to our general credit. Collateral in excess of these borrowings represents our maximum loss exposure.

Stock-based compensation. We issue both restricted shares and stock options to certain employees and directors as part of our overall compensation strategy. The Compensation—Stock Compensation Topic of the FASB ASC establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans.

The Company measures stock-based compensation cost at grant date, based on the fair value of the awards ultimately expected to vest. Compensation cost is recognized on a straight-line basis over the service period. We generally use the Black-Scholes valuation model to measure the fair value of our stock options utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility and dividend yield. The assumptions are based on subjective future expectations combined with management judgment.

The fair value calculations for the one-time stock option exchange program the Company effected through an October 28, 2009 amendment to the 2003 Plan were based on a binomial valuation model which considered many variables, such as the volatility of our stock and the expected term of an option, including consideration of the ratio of stock price to the exercise price at which exercise is expected to occur. The binomial valuation model was used for both the surrendered stock options and the new replacement options under the stock option exchange program.

The Company uses its judgment in estimating the amount of awards that are expected to be forfeited, with subsequent revisions to the assumptions if actual forfeitures differ from those estimates. In addition, for performance-based awards the Company estimates the degree to which the performance conditions will be met to estimate the number of shares expected to vest and the related compensation expense. Compensation expense is adjusted in the period such performance estimates change.

Nonforfeitable dividends paid on shares of restricted stock are recorded to retained earnings for shares that are expected to vest and to compensation expense for shares that are not expected to vest.

Income taxes. The Income Taxes Topic of the FASB ASC requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process

involves summarizing temporary differences resulting from the different treatment of items such as leases for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. Our management then assesses the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance is established. To the extent that we establish a valuation allowance in a period, an expense is recorded within the tax provision in the Consolidated Statements of Operations.

At December 31, 2011, there have been no material changes to the liability for uncertain tax positions and there are no significant unrecognized tax benefits. The periods subject to general examination for the Company's federal return include the 2006 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for years 2005 through the present are subject to examination. The Company has amended its previously filed income tax returns for the years 2006 through 2009 to claim refunds of approximately $15.4 million as discussed in Note 12 to this Form 10-K. These amendments are subject to review by the various jurisdictions.

The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2011 and 2010

Net income. Net income of $6.2 million was reported for the year ended December 31, 2011, resulting in diluted earnings per share of $0.48, compared to net income of $5.7 million and diluted earnings per share of $0.44 for the year ended December 31, 2010.

Return on average assets was 1.31% for the year ended December 31, 2011, compared to a return of 1.13% for the year ended December 31, 2010. Return on average equity was 3.81% for the year ended December 31, 2011, compared to a return of 3.72% for the year ended December 31, 2010.

Overall, our average net investment in total finance receivables for the year ended December 31, 2011 decreased 7.9% to $358.3 million compared to $389.0 million for the year ended December 31, 2010, due to repayments exceeding originations during 2008 to 2010. During 2008 to 2010, the Company decreased staffing and implemented more restrictive credit policies in order to navigate through the challenging economic environment. However, over the past 18 months we have increased staffing levels with respect to sales account executives and have adjusted our credit underwriting guidelines in response to economic conditions, in order to increase originations. The end-of-period net investment in total finance receivables at December 31, 2011 was $387.8 million, an increase of 10.3% from $351.6 million at December 31, 2010.

During the year ended December 31, 2011, we generated 18,102 new leases with a cost of $229.0 million compared to 12,407 new leases with a cost of $134.0 million generated for the year ended December 31, 2010. Much of the change in volume is the result of the continued seasoning and development of the sales account executives, many of whom were hired in 2010, and the refinement of our go-to-market strategies which has bolstered the productivity of our sales account executives. Approval rates also rose from 50% for the year ended December 31, 2010 to 61% for the year ended December 31, 2011 due to the improved credit quality of the applications received and adjustments made to credit policy in light of the continued strong performance of recent years' lease originations.

The provision for credit losses decreased $5.3 million, or 56.4%, to $4.1 million for the year ended December 31, 2011 from $9.4 million for the year ended December 31, 2010, primarily due to lower charge-offs, improved delinquencies and a reduced portfolio size. For the year ended December 31, 2011 compared to the year ended December 31, 2010, net interest and fee income decreased $0.6 million, or 1.3%, primarily due to the 7.9% decrease in average total finance receivables, partially offset by a lower cost of funds on liabilities. Other expenses increased $2.9 million, or 8.7%, for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to increased salaries and benefits expense related to increased sales staffing levels.

Average balances and net interest margin. The following table summarizes the Company's average balances, interest income, interest expense and average yields and rates on major categories of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2011 and 2010.

	Year Ended December 31,					
	2011			2010		
	(Dollars in thousands)					
	Average Balance[1]	Interest	Average Yields/ Rates	Average Balance[1]	Interest	Average Yields/ Rates
Interest-earning assets:						
Interest-earning deposits with banks	$ 44,818	$ 37	0.08%	$ 38,882	$ 45	0.12%
Restricted interest-earning deposits with banks	35,188	20	0.06	59,308	67	0.11
Securities available for sale	1,708	54	3.15	1,087	39	3.58
Net investment in leases[2]	357,592	44,112	12.34	386,625	46,872	12.12
Loans receivable[2]	734	46	6.26	2,376	273	11.51
Total interest-earning assets	440,040	44,269	10.06	488,278	47,296	9.68
Non-interest-earning assets:						
Cash and due from banks	1,792			1,605		
Property and equipment, net	2,142			2,183		
Property tax receivables	744			1,554		
Other assets[3]	26,729			6,379		
Total non-interest-earning assets	31,407			11,721		
Total assets	$471,447			$499,999		
Interest-bearing liabilities:						
Deposits	$130,000	$ 2,604	2.00%	$ 92,956	$ 2,573	2.77%
Short-term borrowings[4]	—	—	—	7,213	345	4.77
Long-term borrowings[4]	141,653	8,812	6.22	221,792	12,695	5.72
Total interest-bearing liabilities	271,653	11,416	4.20	321,961	15,613	4.85
Non-interest-bearing liabilities:						
Fair value of derivatives	—			592		
Sales and property taxes payable	3,679			4,989		
Accounts payable and accrued expenses	8,431			5,748		
Net deferred income tax liability	25,802			14,255		
Total non-interest-bearing liabilities	37,912			25,584		
Total liabilities	309,565			347,545		
Stockholders' equity	161,882			152,454		
Total liabilities and stockholders' equity	$471,447			$499,999		
Net interest income		$32,853			$31,683	
Interest rate spread[5]			5.86%			4.83%
Net interest margin[6]			7.47%			6.49%
Ratio of average interest-earning assets to average interest-bearing liabilities			161.99%			151.66%

(1) Average balances are calculated using month-end balances, to the extent such averages are representative of operations.

(2) Average balances of leases and loans include non-accrual leases and loans, and are presented net of unearned income. The average balances of leases and loans do not include the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred.

(3) Includes operating leases.

(4) Includes effect of transaction costs.

(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents the components of the changes in net interest income by volume and rate.

	Year Ended December 31, 2011 Compared To Year Ended December 31, 2010		
	Increase (Decrease) Due To:		
	Volume[(1)]	Rate[(1)]	Total
	(Dollars in thousands)		
Interest income:			
Interest-earning deposits with banks	$ 6	$ (14)	$ (8)
Restricted interest-earning deposits with banks	(21)	(26)	(47)
Securities available for sale	20	(5)	15
Net investment in leases	(3,570)	810	(2,760)
Loans receivable	(137)	(90)	(227)
Total interest income	(4,802)	1,775	(3,027)
Interest expense:			
Deposits	858	(827)	31
Short-term borrowings	(173)	(172)	(345)
Long-term borrowings	(4,908)	1,025	(3,883)
Total interest expense	(2,264)	(1,933)	(4,197)
Net interest income	(3,317)	4,487	1,170

(1) Changes due to volume and rate are calculated independently for each line item presented rather than presenting vertical subtotals for the individual volume and rate columns. Changes attributable to changes in volume represent changes in average balances multiplied by the prior period's average rates. Changes attributable to changes in rate represent changes in average rates multiplied by the prior year's average balances. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

Net interest and fee margin. The following table summarizes the Company's net interest and fee income as a percentage of average total finance receivables for the years ended December 31, 2011 and 2010.

	Year Ended December 31,	
	2011	2010
	(Dollars in thousands)	
Interest income	$ 44,269	$ 47,296
Fee income	12,254	14,041
Interest and fee income	56,523	61,337
Interest expense	11,416	15,613
Net interest and fee income	$ 45,107	$ 45,724
Average total finance receivables[(1)]	$358,326	$389,001
Percent of average total finance receivables:		
Interest income	12.36%	12.15%
Fee income	3.42	3.61
Interest and fee income	15.78	15.76
Interest expense	3.19	4.01
Net interest and fee margin	12.59%	11.75%

(1) Total finance receivables include net investment in direct financing leases and loans. For the calculations above, the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred are excluded.

Net interest and fee income decreased $0.6 million, or 1.3%, to $45.1 million for the year ended December 31, 2011 from $45.7 million for the year ended December 31, 2010. The net interest and fee margin increased 84 basis points to 12.59% in the year ended December 31, 2011 from 11.75% for the year ended December 31, 2010.

Interest income, net of amortized initial direct costs and fees, decreased $3.0 million, or 6.3%, to $44.3 million for the year ended December 31, 2011 from $47.3 million for the year ended December 31, 2010. The decrease in interest income was due principally to a 7.9% decrease in average total finance receivables, which decreased $30.7 million to $358.3 million at December 31, 2011 from $389.0 million at December 31, 2010, partially offset by an increase in average yield of 21 basis points. The decrease in average total finance receivables is primarily due to our proactive decision in 2008 and 2009 to lower approval rates and volume in response to the economic conditions. The average yield on the portfolio increased, primarily due to continued higher yields on the new lease originations compared to the yields on the leases repaying. However, the weighted average implicit interest rate on new finance receivables originated decreased 163 basis points to 12.84% for the year ended December 31, 2011 compared to 14.47% for the year ended December 31, 2010, primarily due to a change in mix of new origination types toward larger program opportunities.

Fee income decreased $1.7 million, or 12.1%, to $12.3 million for the year ended December 31, 2011 from $14.0 million for the year ended December 31, 2010. Fee income included approximately $4.7 million of net residual income for the year ended December 31, 2011 and $5.1 million for the year ended December 31, 2010. Fee income also included approximately $6.7 million in late fee income for the year ended December 31, 2011, which decreased 15.2% compared to $7.9 million for the year ended December 31, 2010. The decrease in late fee income was primarily due to the decrease in average total finance receivables, combined with an increase in timely payments by customers.

Fee income, as a percentage of average total finance receivables, decreased 19 basis points to 3.42% for the year ended December 31, 2011 from 3.61% for the year ended December 31, 2010. Late fees remained the largest component of fee income at 1.72% as a percentage of average total finance receivables for the year ended December 31, 2011 compared to 1.41% for the year ended December 31, 2010. As a percentage of average total finance receivables, net residual income was 1.20% for the year ended December 31, 2011 compared to 0.91% for the year ended December 31, 2010.

Interest expense decreased $4.2 million to $11.4 million for the year ended December 31, 2011 from $15.6 million for the year ended December 31, 2010. The decrease was primarily due to a shift in our funding mix toward lower-cost deposits in combination with lower average finance receivables outstanding. Interest expense, as a percentage of average total finance receivables, decreased 82 basis points to 3.19% for the year ended December 31, 2011, from 4.01% for the year ended December 31, 2010.

The weighted average interest rate, excluding transaction costs, on borrowings was 5.33% for the year ended December 31, 2011 compared to 5.09% for the year ended December 31, 2010. The higher interest rate primarily reflects the interest rates associated with the remaining term securitization borrowings. The average balance for our variable-rate debt was $60.4 million for the year ended December 31, 2011 compared to $32.8 million for the year ended December 31, 2010. The weighted average interest rate, excluding transaction costs, for our variable-rate debt was 5.26% for the year ended December 31, 2011, compared to 5.01% for the year ended December 31, 2010. For the year ended December 31, 2011, average term securitization borrowings outstanding were $81.2 million at a weighted average coupon of 5.39% compared to $196.2 million at a weighted average coupon of 5.09% for the year ended December 31, 2010. (See **Liquidity and Capital Resources** in this Item 7).

Our wholly-owned subsidiary, MBB, provides an additional funding source. FDIC-insured deposits are being raised via the brokered certificates of deposit market and from other financial institutions on a direct basis. Interest expense on deposits was $2.6 million, or 2.00% as a percentage of weighted average deposits, for the year ended December 31, 2011. Interest expense on deposits was $2.6 million, or 2.77% as a percentage of weighted average deposits, for the year ended December 31, 2010. The average balance of deposits was $130.0 million for the year ended December 31, 2011. The average balance of deposits was $93.0 million for the year ended December 31, 2010.

Insurance income. Insurance income decreased $0.3 million to $3.8 million for the year ended December 31, 2011 from $4.1 million for the year ended December 31, 2010, primarily due to higher claims in combination with lower billings from lower total finance receivables.

Other income. Other income primarily includes various administrative transaction fees and fees received from lease syndications. Other income increased $0.6 million to $1.9 million for the year ended December 31, 2011 from $1.3 million for the year ended December 31, 2010, primarily due to reductions in the allowance for uncollected property tax reimbursements due to favorable collections and other adjustments to accrued liabilities.

Salaries and benefits expense. Salaries and benefits expense increased $2.5 million, or 12.5%, to $22.5 million for the year ended December 31, 2011 from $20.0 million for the year ended December 31, 2010. Salaries and benefits expense, as a percentage of average total finance receivables, was 6.29% for the year ended December 31, 2011 compared with 5.13% for the year ended December 31, 2010. Total personnel increased to 242 at December 31, 2011 from 234 at December 31, 2010, primarily due to increased sales staffing levels, which were 93 sales account executives at December 31, 2011, compared to 87 sales account executives at December 31, 2010.

General and administrative expense. General and administrative expense increased $0.2 million, or 1.6%, to $13.0 million for the year ended December 31, 2011 from $12.8 million for the year ended December 31, 2010. General and administrative expense as a percentage of average total finance receivables was 3.64% for the year ended December 31, 2011, compared to 3.28% for the year ended December 31, 2010.

Selected major components of general and administrative expense for the year ended December 31, 2011 included $2.8 million of premises and occupancy expense, $1.7 million of audit and tax compliance expense, $1.0 million of data processing expense, $0.5 million of marketing expense and $0.2 million of legal fees. In comparison, selected major components of general and administrative expense for the year ended December 31, 2010 included $2.8 million of premises and occupancy expense, $1.2 million of audit and tax compliance expense, $1.0 million of data processing expense, $0.9 million of legal fees and $0.3 million of marketing expense.

Financing related costs. Financing related costs primarily represent bank commitment fees paid to our financing sources. Financing related costs were $0.7 million for the year ended December 31, 2011, unchanged from $0.7 million for the year ended December 31, 2010.

Provision for credit losses. The provision for credit losses decreased $5.3 million, or 56.4%, to $4.1 million for the year ended December 31, 2011 from $9.4 million for the year ended December 31, 2010. The decrease in the provision for credit losses was primarily the result of a lower allowance for credit losses due to lower charge-offs and improved delinquencies. Net charge-offs were $6.5 million for the year ended December 31, 2011, compared to $13.9 million for the year ended December 31, 2010. Net charge-offs as a percentage of average total finance receivables decreased to 1.81% during the year ended December 31, 2011, from 3.58% for the year ended December 31, 2010. The allowance for credit losses decreased to approximately $5.4 million at December 31, 2011, a decrease of $2.3 million from $7.7 million at December 31, 2010.

Additional information regarding asset quality is included herein in the subsequent section, "Finance Receivables and Asset Quality."

Provision for income taxes. Income tax expense of $4.1 million was recorded for the year ended December 31, 2011, compared to an expense of $2.5 million for the year ended December 31, 2010. The change is primarily attributable to the change in pretax income recorded for the year ended December 31, 2011. In addition, for the year ended December 31, 2010, the Company recognized a current tax benefit of approximately $0.5 million to reflect interest receivable on amended returns the Company filed in 2011, as discussed in Note 12 to this Form 10-K.

Our effective tax rate, which is a combination of federal and state income tax rates, was approximately 40.2% for the year ended December 31, 2011, compared to 30.6% for the year ended December 31, 2010. The change in effective tax rate is primarily due to a change in the mix of pretax book income across jurisdictions and entities combined with the effect of the 2010 benefit recorded for interest receivable on amended returns the Company filed in 2011.

Comparison of the Years Ended December 31, 2010 and 2009

Net income. Net income of $5.7 million was reported for the year ended December 31, 2010, resulting in diluted earnings per share of $0.44. This net income includes an after-tax charge related to derivatives of approximately $70 thousand. The net income of $1.0 million for the year ended December 31, 2009 reflects an after-tax charge related to derivatives of approximately $1.2 million.

Excluding the impact of the after-tax charges related to derivatives of $70 thousand and $1.2 million for the years ended December 31, 2010 and 2009, respectively, adjusted net income for the year ended December 31, 2010 would have been $5.7 million, or $0.44 adjusted diluted earnings per share, compared to $2.2 million, or $0.18 adjusted diluted earnings per share for the year ended December 31, 2009. The exclusion of the impact on derivatives removes the volatility resulting from derivatives activities subsequent to discontinuing hedge accounting in July 2008.

Excluding the after-tax impact on derivatives identified above, return on average assets was 1.15% for the year ended December 31, 2010, compared to a return of 0.32% for the year ended December 31, 2009. On the same basis, return on average equity was 3.76% for the year ended December 31, 2010, compared to a return of 1.51% for the year ended December 31, 2009.

The provision for credit losses decreased $17.8 million, or 65.4%, to $9.4 million for the year ended December 31, 2010 from $27.2 million for the year ended December 31, 2009, primarily due to lower charge-offs, a reduced portfolio size and improved delinquencies. For the year ended December 31, 2010 compared to the year ended December 31, 2009, net interest and fee income decreased $10.4 million, or 18.5%, primarily due to a 30.3% decrease in average total finance receivables. Other expenses increased $1.0 million, or 3.1%, for the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily due to increased salaries and benefits expense related to increased sales staffing levels.

Overall, our average net investment in total finance receivables for the year ended December 31, 2010 decreased 30.3% to $389.0 million compared to $558.3 million for the year ended December 31, 2009. Although we continue to adjust our credit underwriting guidelines in response to current economic conditions, we have begun rebuilding the sales organization to increase originations.

During the year ended December 31, 2010, we generated 12,407 new leases with a cost of $134.0 million compared to 9,763 new leases with a cost of $88.9 million generated for the year ended December 31, 2009. Much of the change in volume is the result of increasing sales staffing levels from 38 sales account executives at December 31, 2009 to 87 sales account executives at December 31, 2010. Approval rates also rose from 40% for the year ended December 31, 2009 to 50% for the year ended December 31, 2010 due to the improved credit quality of the applications received.

Average balances and net interest margin. The following table summarizes the Company's average balances, interest income, interest expense and average yields and rates on major categories of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2010 and 2009.

	Year Ended December 31,					
	2010			2009		
	(Dollars in thousands)					
	Average Balance[1]	Interest	Average Yields/ Rates	Average Balance[1]	Interest	Average Yields/ Rates
Interest-earning assets:						
Interest-earning deposits with banks	$ 38,882	$ 45	0.12%	$ 47,240	$ 123	0.26%
Restricted interest-earning deposits with banks	59,308	67	0.11	66,310	289	0.44
Securities available for sale	1,087	39	3.58	—	—	—
Net investment in leases[2]	386,625	46,872	12.12	550,160	64,650	11.75
Loans receivable[2]	2,376	273	11.51	8,151	977	11.99
Total interest-earning assets	488,278	47,296	9.68	671,861	66,039	9.83
Non-interest-earning assets:						
Cash and due from banks	1,605			2,618		
Property and equipment, net	2,183			2,777		
Property tax receivables	1,554			2,513		
Other assets[3]	6,379			8,881		
Total non-interest-earning assets	11,721			16,789		
Total assets	$499,999			$688,650		
Interest-bearing liabilities:						
Deposits	$ 92,956	$ 2,573	2.77%	$ 78,615	$ 2,725	3.47%
Short-term borrowings[4]	7,213	345	4.77	94,588	4,917	5.20
Long-term borrowings[4]	221,792	12,695	5.72	333,193	19,696	5.91
Total interest-bearing liabilities	321,961	15,613	4.85	506,396	27,338	5.40
Non-interest-bearing liabilities:						
Fair value of derivatives	592			8,917		
Sales and property taxes payable	4,989			7,065		
Accounts payable and accrued expenses	5,748			4,817		
Net deferred income tax liability	14,255			14,239		
Total non-interest-bearing liabilities	25,584			35,038		
Total liabilities	347,545			541,434		
Stockholders' equity	152,454			147,216		
Total liabilities and stockholders' equity	$499,999			$688,650		
Net interest income		$31,683			$38,701	
Interest rate spread[5]			4.83%			4.43%
Net interest margin[6]			6.49%			5.76%
Ratio of average interest-earning assets to average interest-bearing liabilities			151.66%			132.68%

(1) Average balances are calculated using month-end balances, to the extent such averages are representative of operations.

(2) Average balances of leases and loans include non-accrual leases and loans, and are presented net of unearned income.

(3) Includes operating leases.

(4) Includes effect of transaction costs.

(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents the components of the changes in net interest income by volume and rate.

	Year Ended December 31, 2010 Compared To Year Ended December 31, 2009		
	Increase (Decrease) Due To:		
	Volume[1]	Rate[1]	Total
	(Dollars in thousands)		
Interest income:			
Interest-earning deposits with banks	$ (19)	$ (59)	$ (78)
Restricted interest-earning deposits with banks	(28)	(194)	(222)
Securities available for sale	39	—	39
Net investment in leases	(19,767)	1,989	(17,778)
Loans receivable	(667)	(37)	(704)
Total interest income	(17,796)	(947)	(18,743)
Interest expense:			
Deposits	449	(601)	(152)
Short-term borrowings	(4,199)	(373)	(4,572)
Long-term borrowings	(6,395)	(606)	(7,001)
Total interest expense	(9,165)	(2,560)	(11,725)
Net interest income	(11,489)	4,471	(7,018)

(1) Changes due to volume and rate are calculated independently for each line item presented rather than presenting vertical subtotals for the individual volume and rate columns. Changes attributable to changes in volume represent changes in average balances multiplied by the prior period's average rates. Changes attributable to changes in rate represent changes in average rates multiplied by the prior year's average balances. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

Net interest and fee margin. The following table summarizes the Company's net interest and fee income as a percentage of average total finance receivables for the years ended December 31, 2010 and 2009.

	Year Ended December 31,	
	2010	2009
	(Dollars in thousands)	
Interest income	$ 47,296	$ 66,039
Fee income	14,041	17,405
Interest and fee income	61,337	83,444
Interest expense	15,613	27,338
Net interest and fee income	$ 45,724	$ 56,106
Average total finance receivables[1]	$389,001	$558,311
Percent of average total finance receivables:		
Interest income	12.15%	11.83%
Fee income	3.61	3.12
Interest and fee income	15.76	14.95
Interest expense	4.01	4.90
Net interest and fee margin	11.75%	10.05%

(1) Total finance receivables include net investment in direct financing leases and loans. For the calculations above, the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred are excluded.

Net interest and fee income decreased $10.4 million, or 18.5%, to $45.7 million for the year ended December 31, 2010 from $56.1 million for the year ended December 31, 2009. The net interest and fee margin increased 170 basis points to 11.75% in the year ended December 31, 2010 from 10.05% for the year ended December 31, 2009.

Interest income, net of amortized initial direct costs and fees, decreased $18.7 million, or 28.3%, to $47.3 million for the year ended December 31, 2010 from $66.0 million for the year ended December 31, 2009. The decrease in interest income was due principally to a 30.3% decrease in average total finance receivables, which decreased $169.3 million to $389.0 million at December 31, 2010 from $558.3 million at December 31, 2009, partially offset by an increase in average yield of 32 basis points. The decrease in average total finance receivables is primarily due to our proactive decision in 2008 and 2009 to lower approval rates and volume in response to the economic conditions. The average yield on the portfolio increased, primarily due to continued higher yields on the new leases compared to the yields on the leases repaying. However, the weighted average implicit interest rate on new finance receivables originated decreased 62 basis points to 14.47% for the year ended December 31, 2010 compared to 15.09% for the year ended December 31, 2009, primarily due to a change in mix of new origination types. This change was due to the mix of origination channels beginning to migrate to historical percentages as the Company continued to rebuild the sales force and grow volume.

Fee income decreased $3.4 million, or 19.5%, to $14.0 million for the year ended December 31, 2010 from $17.4 million for the year ended December 31, 2009. Fee income included approximately $5.1 million of net residual income for the year ended December 31, 2010 and $5.4 million for the year ended December 31, 2009. Fee income also included approximately $7.9 million in late fee income for the year ended December 31, 2010, which decreased 25.5% compared to $10.6 million for the year ended December 31, 2009. The decrease in late fee income was primarily due to the decrease in average total finance receivables.

Fee income, as a percentage of average total finance receivables, increased 49 basis points to 3.61% for the year ended December 31, 2010 from 3.12% for the year ended December 31, 2009. Late fees remained the largest component of fee income at 2.02% as a percentage of average total finance receivables for the year ended December 31, 2010 compared to 1.90% for the year ended December 31, 2009. As a percentage of average total finance receivables, net residual income was 1.31% for the year ended December 31, 2010 compared to 0.97% for the year ended December 31, 2009.

Interest expense decreased $11.7 million to $15.6 million for the year ended December 31, 2010 from $27.3 million for the year ended December 31, 2009. The decrease was primarily due to lower average total finance receivables in combination with lower rates paid for both borrowings and deposits. Interest expense, as a percentage of average total finance receivables, decreased 89 basis points to 4.01% for the year ended December 31, 2010, from 4.90% for the year ended December 31, 2009.

The weighted average interest rate, excluding transaction costs, on short-term and long-term borrowings was 5.09% for the year ended December 31, 2010 compared to 5.47% for the year ended December 31, 2009. The lower interest rate primarily reflects the decreased cost of the term securitization borrowings. The average balance for our loan facilities was $32.8 million for the year ended December 31, 2010 compared to $97.7 million for the year ended December 31, 2009. The weighted average interest rate, excluding transaction costs, for our loan facilities was 5.01% for the year ended December 31, 2010, compared to 4.81% for the year ended December 31, 2009. For the year ended December 31, 2010, average term securitization borrowings outstanding were $196.2 million at a weighted average coupon of 5.09% compared to $330.1 million at a weighted average coupon of 5.67% for the year ended December 31, 2009. (See **Liquidity and Capital Resources** in this Item 7).

The opening of our wholly-owned subsidiary, MBB, on March 12, 2008 provided an additional funding source. MBB raises FDIC-insured deposits via the brokered certificates of deposit market and from other financial institutions on a direct basis. Interest expense on deposits was $2.6 million, or 2.77% as a percentage of weighted average deposits, for the year ended December 31, 2010. Interest expense on deposits was $2.7 million, or 3.47% as a percentage of weighted average deposits, for the year ended December 31, 2009. The average balance of deposits was $93.0 million for the year ended December 31, 2010. The average balance of deposits was $78.6 million for the year ended December 31, 2009.

Insurance income. Insurance income decreased $1.2 million to $4.1 million for the year ended December 31, 2010 from $5.3 million for the year ended December 31, 2009, primarily due to lower billings from lower total finance receivables.

Other income. Other income decreased $0.2 million to $1.3 million for the year ended December 31, 2010 from $1.5 million for the year ended December 31, 2009. Other income includes various administrative transaction fees and fees received from lease syndications.

Loss on derivatives. Prior to July 1, 2008, the Company entered into derivative contracts which were accounted for as cash flow hedges under hedge accounting as prescribed by U.S. GAAP. While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting.

By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, are recognized immediately. This change creates volatility in our results of operations, as the fair value of our derivative financial instruments changes over time. For the year ended December 31, 2010, the loss on derivatives was $0.1 million, compared to a loss of $2.0 million for the year ended December 31, 2009. At December 31, 2010, there was no notional principal outstanding under interest-rate swap agreements.

Salaries and benefits expense. Salaries and benefits expense increased $0.9 million, or 4.7%, to $20.0 million for the year ended December 31, 2010 from $19.1 million for the year ended December 31, 2009. Salaries and benefits expense, as a percentage of average total finance receivables, was 5.13% for the year ended December 31, 2010 compared with 3.42% for the year ended December 31, 2009. Total personnel increased to 234 at December 31, 2010 from 181 at December 31, 2009, primarily due to higher sales staffing levels, which increased from 38 sales account executives at December 31, 2009 to 87 sales account executives at December 31, 2010.

Personnel costs represent our most significant overhead expense and we actively manage our staffing levels to the requirements of our lease portfolio. As a result of the challenging economic environment, in the first quarter of 2009 we proactively lowered expenses, including reducing our workforce by 17% and closing our two smallest satellite sales offices (Chicago and Salt Lake City). A total of 49 employees company-wide were terminated in connection with the staff reductions in the first quarter of 2009. We incurred pretax severance costs in the three months ended March 31, 2009 of approximately $0.5 million related to the staff reductions.

During the second quarter of 2009, we announced a further workforce reduction of 24%, or 55 employees company-wide, including the closure of our Denver satellite office. We incurred pretax severance costs in the three months ended June 30, 2009 of approximately $0.7 million related to these staff reductions.

During the year ended December 31, 2010, our strong asset quality and our access to funding enabled us to increase the number of our sales account executives by 49, from 38 sales account executives at December 31, 2009 to 87 at December 31, 2010. This action was part of our plan to rebuild our sales organization to increase originations and to match our current funding capacity.

General and administrative expense. General and administrative expense decreased $0.1 million, or 0.8%, to $12.8 million for the year ended December 31, 2010 from $12.9 million for the year ended December 31, 2009. General and administrative expense as a percentage of average total finance receivables was 3.28% for the year ended December 31, 2010, compared to 2.30% for the year ended December 31, 2009.

Selected major components of general and administrative expense for the year ended December 31, 2010 included $2.8 million of premises and occupancy expense, $1.2 million of audit and tax compliance expense, $1.0 million of data processing expense, $0.9 million of legal fees and $0.3 million of marketing expense. In comparison, selected major components of general and administrative expense for the year ended December 31, 2009 included $3.2 million of premises and occupancy expense, $1.2 million of audit and tax compliance expense, $0.9 million of data processing expense, $0.6 million of legal fees and $0.2 million of marketing expense.

Financing related costs. Financing related costs primarily represent bank commitment fees paid to our financing sources. Financing related costs were $0.7 million for the year ended December 31, 2010 and $0.5 million for the year ended December 31, 2009.

Provision for credit losses. The provision for credit losses decreased $17.8 million, or 65.4%, to $9.4 million for the year ended December 31, 2010 from $27.2 million for the year ended December 31, 2009. The decrease in the provision for credit losses was primarily the result of a lower allowance for credit losses due to lower charge-offs, a reduced portfolio size and improved delinquencies. Net charge-offs were $13.9 million for the year ended December 31, 2010, compared to $30.3 million for the year ended December 31, 2009. Net charge-offs as a percentage of average total finance receivables decreased to 3.58% during the year ended December 31, 2010, from 5.42% for the year ended December 31, 2009. The allowance for credit losses decreased to approximately $7.7 million at December 31, 2010, a decrease of $4.5 million from $12.2 million at December 31, 2009.

Additional information regarding asset quality is included herein in the subsequent section, "Finance Receivables and Asset Quality."

Provision for income taxes. Income tax expense of $2.5 million was recorded for the year ended December 31, 2010, compared to an expense of $0.3 million for the year ended December 31, 2009. The change is primarily attributable to the change in pretax income recorded for the year ended December 31, 2010. In addition, for the year ended December 31, 2010, the Company recognized a current tax benefit of approximately $0.5 million to reflect interest receivable on amended returns the Company filed in 2011, as discussed in Note 12 to this Form 10-K.

Our effective tax rate, which is a combination of federal and state income tax rates, was approximately 30.6% for the year ended December 31, 2010, compared to 25.1% for the year ended December 31, 2009. The change in effective tax rate is primarily due to a change in the mix of pretax book income across the jurisdictions and entities combined with the effect of the benefit recorded for interest receivable on amended returns the Company filed in 2011.

Operating Data

We manage expenditures using a comprehensive budgetary review process. Expenses are monitored by departmental heads and are reviewed by senior management monthly. The efficiency ratio (relating expenses with revenues) and the ratio of salaries and benefits and general and administrative expense as a percentage of the average total finance receivables shown below are metrics used by management to monitor productivity and spending levels. Please refer to **Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations** for additional information regarding factors influencing these metrics.

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Average total finance receivables	$358,326	$389,001	$558,311
Salaries and benefits expense	22,539	19,966	19,071
General and administrative expense	13,044	12,762	12,854
Efficiency ratio[(1)]	70.03%	64.02%	50.71%
Percent of average total finance receivables:			
Salaries and benefits	6.29%	5.13%	3.42%
General and administrative	3.64%	3.28%	2.30%

(1) Represents expenses (salaries and benefits expense and general and administrative expense) divided by the sum of net interest and fee income, insurance income and other income. It excludes the impact of loss on derivatives.

We generally reach our lessees through a network of independent equipment dealers and, to a much lesser extent, lease brokers. The number of dealers and brokers with whom we conduct business depends on, among other things, the number of sales account executives we have. Sales account executive staffing levels and the activity of our origination sources are shown below.

	As of or For the Year Ended December 31,				
	2011	2010	2009	2008	2007
Number of sales account executives	93	87	38	86	118
Number of originating sources[(1)]	827	604	465	1,014	1,246

(1) Monthly average of origination sources generating lease volume

Finance Receivables and Asset Quality

Our net investment in leases and loans increased $36.2 million, or 10.3%, to $387.8 million at December 31, 2011, from $351.6 million at December 31, 2010. We continue to adjust our credit underwriting guidelines in response to current economic conditions, and we continue to rebuild our sales organization to increase originations. A portion of the Company's lease portfolio is generally assigned as collateral for borrowings as described below in **Liquidity and Capital Resources** in this Item 7.

The chart below provides our asset quality statistics for each of the five years ended December 31, 2011:

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands)				
Allowance for credit losses, beginning of period	$ 7,718	$ 12,193	$ 15,283	$ 10,988	$ 8,201
Charge-offs	(8,624)	(17,095)	(33,575)	(30,231)	(18,022)
Recoveries	2,125	3,182	3,296	3,032	3,588
Net charge-offs	(6,499)	(13,913)	(30,279)	(27,199)	(14,434)
Provision for credit losses	4,134	9,438	27,189	31,494	17,221
Allowance for credit losses, end of period(1)	$ 5,353	$ 7,718	$ 12,193	$ 15,283	$ 10,988
Net charge-offs to average total finance receivables(2)	1.81%	3.58%	5.42%	3.80%	2.00%
Allowance for credit losses to total finance receivables, end of period(2)	1.39%	2.19%	2.71%	2.30%	1.47%
Average total finance receivables(2)	$358,326	$389,001	$558,311	$715,649	$721,900
Total finance receivables, end of period(2)	$385,984	$352,527	$450,595	$664,902	$749,712
Delinquencies greater than 60 days past due	$ 1,663	$ 3,504	$ 8,334	$ 12,203	$ 8,377
Delinquencies greater than 60 days past due(3)	0.38%	0.90%	1.67%	1.59%	0.95%
Allowance for credit losses to delinquent accounts greater than 60 days past due(3)	321.89%	220.26%	146.30%	125.24%	131.17%
Non-accrual leases and loans, end of period	$ 829	$ 1,996	$ 4,557	$ 6,380	$ 3,695
Renegotiated leases and loans, end of period	$ 1,052	$ 2,221	$ 4,521	$ 8,256	$ 6,987
Accruing leases and loans past due 90 days or more	$ —	$ —	$ —	$ —	$ —
Interest income included on non-accrual leases and loans(4)	$ 85	$ 214	$ 493	$ 711	$ 420
Interest income excluded on non-accrual leases and loans(5)	$ 23	$ 46	$ 103	$ 92	$ 55

(1) At December 31, 2011, there was no allowance for credit losses allocated to loans. The allowance for credit losses allocated to loans at December 31, 2010, 2009, 2008 and 2007, was $0.1 million, $0.4 million, $0.9 million and $0.6 million, respectively.

(2) Total finance receivables include net investment in direct financing leases and loans. For purposes of asset quality and allowance calculations, the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred are excluded.

(3) Calculated as a percent of total minimum lease payments receivable for leases and as a percent of principal outstanding for loans.

(4) Represents interest which was recognized during the period on non-accrual loans and leases, prior to non-accrual status.

(5) Represents interest which would have been recorded on non-accrual loans and leases had they performed in accordance with their contractual terms during the period.

Net investments in finance receivables are generally charged-off when they are contractually past due for 121 days. Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when a lease or loan becomes less than 90 days delinquent.

The Company's net charge-offs began increasing during 2007, primarily due to worsening general economic trends from the favorable experience of 2006. These trends continued to worsen during 2008 and 2009. The economic environment from 2007 to 2009 most significantly impacted the performance of interest rate-sensitive industries in our portfolio, specifically companies in the construction, financial services, mortgage and real estate businesses. During 2007 and 2008, the Company increased collection activities and strengthened underwriting criteria for these industries and for the geographical areas most affected by these industries, specifically

California and Florida. As a result, in 2010 the performance of interest rate-sensitive industries in our portfolio improved. In addition, during 2009 the Company discontinued substantially all origination activity from indirect origination channels, due to the indications of increasing credit risk associated with these channels during 2007 to 2009. All of these factors contributed to improved delinquency migration trends in 2010 and 2011.

Net charge-offs for the year ended December 31, 2011 were $6.5 million, or 1.81% of average total finance receivables, compared to $13.9 million, or 3.58% of average total finance receivables, for the year ended December 31, 2010. More than 85% of the decrease from the prior year was due to a lower charge-off rate as a percentage of average total finance receivables, and less than 15% of the decrease was related to the impact on the calculation of the decrease in average total finance receivables. The decrease in net charge-offs during year ended December 31, 2011 compared to recent years is primarily due to improved delinquency migrations due to the factors discussed above.

Net charge-offs for the year ended December 31, 2010 were $13.9 million, or 3.58% of average total finance receivables, compared to $30.3 million, or 5.42% of average total finance receivables, for the year ended December 31, 2009. Approximately 47% of the decrease from the prior year was related to the impact on the calculation of the decrease in average total finance receivables, and approximately 53% of the decrease was due to a lower charge-off rate as a percentage of average total finance receivables. The decrease in net charge-offs during year ended December 31, 2010 compared to recent years is primarily due to improving delinquency migrations due to the factors discussed above and lower portfolio balances.

Delinquent accounts 60 days or more past due (as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans) were 0.38% at December 31, 2011, 0.90% at December 31, 2010 and 1.67% at December 31, 2009. Supplemental information regarding loss statistics and delinquencies is available on the investor relations section of Marlin's website at www.marlincorp.com.

In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our estimate of probable net credit losses. The factors and trends discussed above were included in the Company's analysis to determine its allowance for credit losses. (See "Critical Accounting Policies.")

Residual Performance

Our leases offer our end user customers the option to own the equipment at lease expiration. As of December 31, 2011, approximately 66% of our leases were one dollar purchase option leases, 31% were fair market value leases and 3% were fixed purchase option leases, the latter of which typically contain an end-of-term purchase option equal to 10% of the original equipment cost. As of December 31, 2011, there were $32.7 million of residual assets retained on our Consolidated Balance Sheet, of which $26.5 million, or 80.9%, were related to copiers. As of December 31, 2010, there were $37.3 million of residual assets retained on our Consolidated Balance Sheet, of which $30.6 million, or 82.0%, were related to copiers. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2011 and 2010, respectively. Improvements in technology and other market changes, particularly in copiers, could adversely impact our ability to realize the recorded residual values of this equipment.

Fee income included approximately $4.7 million, $5.1 million and $5.4 million of net residual income for the years ended December 31, 2011, 2010 and 2009, respectively. Net residual income includes income from lease renewals and gains and losses on the realization of residual values of leased equipment disposed at the end of term as further described below.

Our leases generally include renewal provisions and many leases continue beyond their initial contractual term. Based on the Company's experience, the amount of ultimate realization of the residual value tends to relate

more to the customer's election at the end of the lease term to enter into a renewal period, purchase the leased equipment or return the leased equipment than it does to the equipment type. We consider renewal income a component of residual performance. Renewal income, net of depreciation, totaled approximately $7.5 million, $7.7 million and $7.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

For the year ended December 31, 2011, the net loss on residual values disposed at end of term totaled $2.8 million compared to a net loss of $2.6 million for the year ended December 31, 2010. For the year ended December 31, 2009, the net loss on residual values disposed at end of term totaled $1.8 million. The primary driver of the changes was a shift in the mix of the amounts and types of equipment disposed at the end of the applicable lease terms. Historically, our net residual income has exceeded 100% of the residual recorded on such leases. Management performs periodic reviews of the estimated residual values and historical realization statistics no less frequently than quarterly. There was no impairment recognized on estimated residual values during the years ended December 31, 2011, 2010 and 2009, respectively.

Liquidity and Capital Resources

Our business requires a substantial amount of cash to operate and grow. Our primary liquidity need is for new originations. In addition, we need liquidity to pay interest and principal on our deposits and borrowings, to pay fees and expenses incurred in connection with our financing transactions, to fund infrastructure and technology investment, to pay dividends and to pay administrative and other operating expenses.

We are dependent upon the availability of financing from a variety of funding sources to satisfy these liquidity needs. Historically, we have relied upon four principal types of third-party financing to fund our operations:

- FDIC-insured certificates of deposit issued by our wholly-owned subsidiary, MBB;
- borrowings under revolving, short-term or long-term bank facilities;
- financing of leases and loans in various warehouse facilities (all of which have since been repaid in full); and
- financing of leases through term note securitizations.

The Company's wholly owned subsidiary, Marlin Business Bank ("MBB"), allows the Company to diversify its funding sources. Over time, MBB may offer various diversified products and services to the Company's customer base. MBB is a Utah state-chartered, Federal Reserve member commercial bank, insured by the Federal Deposit Insurance Corporation ("FDIC"). As a state-chartered Federal Reserve member bank, MBB is supervised by both the Federal Reserve Bank of San Francisco and the Utah Department of Financial Institutions.

On January 13, 2009, Marlin Business Services Corp. became a bank holding company and is subject to the Bank Holding Company Act and supervised by the Federal Reserve Bank of Philadelphia. On September 15, 2010, the Federal Reserve Bank of Philadelphia confirmed the effectiveness of Marlin Business Services Corp.'s election to become a financial holding company (while remaining a bank holding company) pursuant to Sections 4(k) and (l) of the Bank Holding Company Act and Section 225.82 of the Federal Reserve Board's Regulation Y. Such election permits Marlin Business Services Corp. to engage in activities that are financial in nature or incidental to a financial activity, including the maintenance and expansion of our reinsurance activities conducted through our wholly-owned subsidiary, AssuranceOne.

Our strategy has generally included funding new originations, other than those funded by MBB, in the short-term with cash from operations or through borrowings under various warehouse and loan facilities. Historically, we executed a term note securitization approximately once a year to refinance and relieve the warehouse and loan facilities. Due to the impact on borrowing costs from unfavorable market conditions and the available capacity in

our warehouse and loan facilities at that time, the Company elected not to complete fixed-rate term note securitizations in 2008 or 2009. With the opening of MBB in 2008, we began to fund increasing amounts of new originations through the issuance of FDIC-insured certificates of deposit. We anticipate that deposits issued by MBB will represent our primary funding source for new originations for the foreseeable future.

On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, Marlin Receivables Corp. ("MRC"), closed on a $75.0 million, three-year committed loan facility with the Lender Finance division of Wells Fargo Capital Finance. The facility is secured by a lien on MRC's assets and is supported by guaranties from Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is October 9, 2012.

On February 12, 2010 we completed an $80.7 million TALF-eligible term asset-backed securitization, of which we elected to defer the issuance of subordinated notes totaling $12.5 million. This transaction earned a AAA rating. As with all of the Company's prior term note securitizations, this financing provides the Company with fixed-cost borrowing and is recorded in long-term borrowings in the Consolidated Balance Sheets.

This was a private offering made to qualified institutional buyers pursuant to Rule 144A under the 1933 Act by Marlin Leasing Receivables XII LLC, a wholly-owned subsidiary of Marlin Leasing Corporation. DBRS, Inc. and Standard & Poor's Ratings Services assigned a AAA rating to the senior tranche of this offering. The effective weighted average interest expense over the term of the financing is expected to be approximately 3.13%.

On September 24, 2010, the Company's affiliate, Marlin Leasing Receivables XIII LLC ("MLR XIII"), closed on a $50.0 million three-year committed loan facility with Key Equipment Finance Inc. The facility is secured by a lien on MLR XIII's assets. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is September 23, 2013. An event of default such as non-payment of amounts when due under the loan agreement or a breach of covenants may accelerate the maturity date of the facility. (See **Financial Covenants** section which follows in this Item 7.)

On April 15, 2011, we elected to exercise our call option and pay off the remaining $12.1 million of our 2006 term note securitization. This note repayment in full released approximately $19.2 million in restricted cash previously held by the trustee under such securitization.

On October 20, 2011, the Company's Board of Directors approved the commencement of a regular quarterly cash dividend, with the first quarterly dividend of $0.06 per share declared on November 3, 2011. The quarterly dividend payment of approximately $0.8 million was paid on November 28, 2011, to shareholders of record on the close of business on November 14, 2011. The payment of future dividends will be subject to approval by the Company's Board of Directors.

At December 31, 2011 we have approximately $88.1 million of available borrowing capacity in addition to available cash and cash equivalents of $42.3 million. This amount excludes additional liquidity that may be provided by the issuance of insured deposits through MBB. Our debt to equity ratio was 1.77 to 1 at December 31, 2011 and 1.70 to 1 at December 31, 2010.

Net cash used in investing activities was $25.3 million for the year ended December 31, 2011, compared to net cash provided by investing activities of $95.9 million for the year ended December 31, 2010 and net cash provided by investing activities of $184.7 million for the year ended December 31, 2009. Investing activities primarily relate to lease payment activity.

Net cash provided by financing activities was $14.5 million for the year ended December 31, 2011, compared to net cash used in financing activities of $118.0 million for the year ended December 31, 2010 and net

cash used in financing activities of $221.2 million for the year ended December 31, 2009. Financing activities include net advances and repayments on our various deposit and borrowing sources and transactions related to the Company's common stock, such as repurchasing common stock and paying dividends.

Additional liquidity is provided by or used by our cash flow from operations. Net cash provided by operating activities was $16.1 million for the year ended December 31, 2011, compared to net cash provided by operating activities of $22.1 million for the year ended December 31, 2010 and $33.4 million for the year ended December 31, 2009.

We expect cash from operations, additional borrowings on existing and future credit facilities and funds from certificates of deposit through brokers and direct deposit sources to be adequate to support our operations and projected growth for the next 12 months and the foreseeable future.

Total Cash and Cash Equivalents. Our objective is to maintain an adequate level of cash, investing any free cash in leases and loans. We primarily fund our originations and growth using advances under our long-term bank facilities and certificates of deposit issued through MBB. Total cash and cash equivalents available as of December 31, 2011 totaled $42.3 million compared to $37.0 million at December 31, 2010.

Restricted Interest-earning Deposits with Banks. As of December 31, 2011, we also had $28.6 million of cash that was classified as restricted interest-earning deposits with banks, compared to $47.1 million at December 31, 2010. Restricted interest-earning deposits with banks consist primarily of various trust accounts related to our secured debt facilities.

Borrowings. Our primary borrowing relationships each require the pledging of eligible lease and loan receivables to secure amounts advanced. Our aggregate outstanding secured borrowings amounted to $92.0 million at December 31, 2011 and $178.7 million at December 31, 2010. Borrowings outstanding under the Company's short-term and long-term debt consist of the following:

	For the Twelve Months Ended December 31, 2011				As of December 31, 2011		
	Maximum Facility Amount	Maximum Month End Amount Outstanding	Average Amount Outstanding	Weighted Average Rate[3]	Amount Outstanding	Weighted Average Rate[3]	Unused Capacity[1]
	(Dollars in thousands)						
Federal funds purchased	$ 10,000	$ —	$ —	— %	$ —	— %	$10,000
Term note securitizations[2]	—	121,318	81,207	5.39%	45,119	5.34%	—
Long-term loan facilities	125,000	76,256	60,446	5.26%	46,885	5.24%	78,115
	$135,000		$141,653	5.33%	$92,004	5.29%	$88,115

(1) Does not include MBB's access to the Federal Reserve Discount Window, which is based on the amount of assets MBB chooses to pledge. Based on assets pledged at December 31, 2011, MBB had $7.9 million in unused, secured borrowing capacity at the Federal Reserve Discount Window. Additional liquidity that may be provided by the issuance of insured deposits is also excluded from this table.

(2) Our term note securitizations are one-time fundings that pay down over time without any ability for us to draw down additional amounts.

(3) Does not include transaction costs.

Federal Funds Line of Credit with Correspondent Bank. MBB has established a federal funds line of credit with a correspondent bank. This line allows for both selling and purchasing of federal funds. The amount that can be drawn against the line is limited to $10.0 million.

Federal Reserve Discount Window. In addition, MBB has received approval to borrow from the Federal Reserve Discount Window based on the amount of assets MBB chooses to pledge. Based on assets pledged at December 31, 2011, MBB had $7.9 million in unused, secured borrowing capacity at the Federal Reserve Discount Window.

Term Note Securitizations. On February 12, 2010 we completed an $80.7 million TALF-eligible term asset-backed securitization, of which we elected to defer the issuance of subordinated notes totaling $12.5 million. This transaction was Marlin's tenth term note securitization and the fifth to earn a AAA rating. As with all of the Company's prior term note securitizations, this financing provided the Company with fixed-cost borrowing and is recorded in long-term borrowings in the Consolidated Balance Sheets.

This was a private offering made to qualified institutional buyers pursuant to Rule 144A under the 1933 Act by Marlin Leasing Receivables XII LLC, a wholly-owned subsidiary of Marlin Leasing Corporation. DBRS, Inc. and Standard & Poor's Ratings Services assigned a AAA rating to the senior tranche of this offering. The effective weighted average interest expense over the term of the financing is expected to be approximately 3.13%.

Since our founding through December 31, 2011, we have completed 10 on-balance-sheet term note securitizations of which two remain outstanding. In connection with each securitization transaction, we have transferred leases to our wholly-owned SPEs and issued term debt collateralized by such commercial leases to institutional investors in private securities offerings. These SPEs are considered VIEs under U.S. GAAP. We are required to consolidate VIEs in which we are deemed to be the primary beneficiary through having (1) power over the significant activities of the entity and (2) an obligation to absorb losses or the right to receive benefits from the VIE which are potentially significant to the VIE. We continue to service the assets of our VIEs and retain equity and/or residual interests. Accordingly, assets and related debt of these VIEs are included in the accompanying Consolidated Balance Sheets. Our leases and restricted interest-earning deposits with banks are assigned as collateral for these borrowings and there is no further recourse to our general credit. Collateral in excess of these borrowings represents our maximum loss exposure. Our term note securitizations have fixed terms, fixed interest rates and fixed principal amounts. At December 31, 2011 and at December 31, 2010, outstanding term securitizations amounted to $45.1 million and $128.2 million, respectively.

As of December 31, 2011, $53.9 million of minimum lease payments receivable are assigned as collateral for the term note securitizations. Each of our outstanding term note securitizations is summarized below:

	Notes Originally Issued	Outstanding Balance as of December 31, 2011	Final Maturity Date	Original Coupon Rate
		(Dollars in thousands)		
2007-1				
Class A-1	$112,000	$ —	October 2008	5.21%
Class A-2	80,000	—	December 2009	5.35
Class A-3	75,000	—	December 2010	5.32
Class A-4	72,174	—	February 2015	5.37
Class B	32,975	—	February 2015	5.82
Class C	38,864	11,563	February 2015	6.31
Class D	29,442	16,649	February 2015	7.30
	$440,455	$28,212		5.70%[1][2]
2010-1				
Class A-1	$ 29,000	$ —	February 2011	0.44%
Class A-2	33,689	14,496	January 2016	2.44
Class B	5,480	2,411	January 2016	3.86
Class C[4]	6,357	—	January 2016	5.14
Class D[4]	6,137	—	January 2016	5.90
	$ 80,663	$16,907		3.13%[1][3]
Total Term Note Securitizations		$45,119		

(1) Represents the original weighted average initial coupon rate for all tranches of the securitization. In addition to this coupon interest, term note securitizations also have other transaction costs which are amortized over the life of the borrowings as additional interest expense.

(2) The weighted average coupon rate of the 2007-1 term note securitization will approximate 5.70% over the term of the borrowing.

(3) The weighted average coupon rate of the 2010-1 term note securitization will approximate 3.13% over the term of the borrowing.

(4) Issuance of $12.5 million of subordinated notes was deferred.

Long-term Loan Facilities. On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, MRC, closed on a $75.0 million, three-year committed loan facility with the Lender Finance division of Wells Fargo Capital Finance. The facility is secured by a lien on MRC's assets and is supported by guaranties from the Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. In contrast to previous warehouse facilities, this long-term loan facility does not require annual refinancing. The maturity date of the facility is October 9, 2012. An event of default, such as non-payment of amounts when due under the loan agreement or a breach of covenants, may accelerate the maturity date of the facility.

On September 24, 2010, the Company's affiliate, MLR XIII, closed on a $50.0 million three-year committed loan facility with Key Equipment Finance Inc. The facility is secured by a lien on MLR XIII's assets. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is September 23, 2013. An event of default, such as non-payment of amounts when due under the loan agreement or a breach of covenants, may accelerate the maturity date of the facility.

Financial Covenants

Our secured borrowing arrangements contain numerous covenants, restrictions and default provisions that we must comply with in order to obtain funding through the facilities and to avoid an event of default. A change in the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer is an event of default under our long-term loan facilities, unless we hire a replacement acceptable to our lenders within 120 days.

A merger or consolidation with another company in which the Company is not the surviving entity is also an event of default under the financing facilities. The Company's long-term loan facilities contain acceleration clauses allowing the creditor to accelerate the scheduled maturities of the obligation under certain conditions that may not be objectively determinable (for example, if a "material adverse change" occurs). An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility.

Some of the critical financial and credit quality covenants under our borrowing arrangements as of December 31, 2011 include:

	Actual[1]	Requirement
Tangible net worth minimum	$164.1 million	$144.2 million
Debt-to-equity ratio maximum	1.65 to 1	10.0 to 1
Maximum servicer senior leverage ratio	0.8 to 1	4.0 to 1
Four-quarter rolling average interest coverage ratio minimum	2.94 to 1	1.50 to 1
Maximum portfolio delinquency ratio	0.40%	3.25%
Maximum gross charge-off ratio	2.40%	7.00%

(1) Calculations are based on specific contractual definitions and subsidiaries per the applicable debt agreements, which may differ from ratios or amounts presented elsewhere in this document.

As of December 31, 2011, the Company was in compliance with terms of the long-term loan facilities and the term note securitization agreements.

Bank Capital and Regulatory Oversight

On January 13, 2009, we became a bank holding company by order of the Federal Reserve Board and are subject to regulation under the Bank Holding Company Act. All of our subsidiaries may be subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board. On September 15, 2010, the Federal Reserve Bank of Philadelphia confirmed the effectiveness of our election to become a financial holding company (while remaining a bank holding company) pursuant to Sections 4(k) and (l) of the Bank Holding Company Act and Section 225.82 of the Federal Reserve Board's Regulation Y. Such election permits us to engage in activities that are financial in nature or incidental to a financial activity, including the maintenance and expansion of our reinsurance activities conducted through our wholly-owned subsidiary, AssuranceOne.

MBB is also subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including minimum capital standards, reserve requirements, terms on which a bank may engage in transactions with its affiliates, restrictions as to dividend payments and numerous other aspects of its operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders.

There are a number of restrictions on bank holding companies that are designed to minimize potential loss to depositors and the FDIC insurance funds. If an FDIC-insured depository subsidiary is "undercapitalized," the bank holding company is required to ensure (subject to certain limits) the subsidiary's compliance with the terms of any capital restoration plan filed with its appropriate banking agency. Also, a bank holding company is required to serve as a source of financial strength to its depository institution subsidiaries and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Bank Holding Company Act, the Federal Reserve Board has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness and stability of a depository institution subsidiary of the bank holding company.

Capital Adequacy. Under the risk-based capital requirements applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles ("Tier 1 Capital"). The remainder of total capital ("Tier 2 Capital") may consist of certain perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for loan and lease losses, allowance for credit losses on off-balance-sheet credit exposures and unrealized gains on equity securities.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of Tier 1 Capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (*i.e.*, after deducting all intangibles) in evaluating proposals for expansion or new activities. MBB is subject to similar capital standards promulgated by the Federal Reserve Board.

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 Capital. In addition to the risk-based capital guidelines, the Federal Reserve Board has adopted a minimum leverage capital ratio under which a bank holding company must maintain a level of Tier 1 Capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage capital ratio of at least 4%.

At December 31, 2011, MBB's Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 20.78%, 19.77% and 20.64%, respectively, which exceeds requirements for well-capitalized status of 5%, 6% and 10%, respectively. At December 31, 2011, Marlin Business Services Corp.'s Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 33.74%, 37.94% and 39.19%, respectively, which exceeds requirements for well-capitalized status of 5%, 6% and 10%, respectively.

Pursuant to the FDIC Order, MBB is required to keep its total risk-based capital ratio above 15%. MBB's equity balance at December 31, 2011 was $49.6 million, which exceeds the regulatory threshold for "well capitalized" status. Until March 12, 2011, MBB operated in accordance with its original de novo three-year business plan as required by the FDIC Order. In March 2011, following the expiration of MBB's three-year de novo period, the Company provided MBB with $25.0 million of additional capital to support future growth.

Information on Stock Repurchases

Information on Stock Repurchases is provided in "Part II, Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities," herein.

Contractual Obligations (excluding Deposits)

In addition to our scheduled maturities on our credit facilities and term debt, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. The contractual obligations under our agreements, credit facilities, term note securitizations, operating leases and commitments under non-cancelable contracts as of December 31, 2011 were as follows:

	Contractual Obligations as of December 31, 2011					
Period Ending December 31,	**Borrowings**	**Interest**[1]	**Operating Leases**	**Leased Facilities**	**Capital Leases**	**Total**
			(Dollars in thousands)			
2012	$80,369	$3,072	$ 4	$1,657	$120	$85,222
2013	8,606	478	4	789	115	9,992
2014	1,759	179	4	141	85	2,168
2015	1,139	71	—	—	—	1,210
2016	131	7	—	—	—	138
Total	$92,004	$3,807	$ 12	$2,587	$320	$98,730

(1) Interest on the long-term loan facilities is assumed at the December 31, 2011 rate for the remaining term.

This table excludes deposits. Deposit maturities are presented in Note 9 to the Consolidated Financial Statements in Item 8 herein. There were no off-balance sheet arrangements requiring disclosure at December 31, 2011.

Market Interest-Rate Risk and Sensitivity

Market risk is the risk of losses arising from changes in values of financial instruments. We engage in transactions in the normal course of business that expose us to market risks. We attempt to mitigate such risks through prudent management practices and strategies such as attempting to match the expected cash flows of our assets and liabilities.

We are exposed to market risks associated with changes in interest rates and our earnings may fluctuate with changes in interest rates. The lease assets we originate are almost entirely fixed-rate. Accordingly, we generally seek to finance these assets with fixed interest borrowings and certificates of deposit that the Company issues periodically. Between term note securitization issues, we have historically financed our new lease originations through a combination of variable-rate warehouse facilities and working capital. Most recently, we have also used variable-rate long-term loan facilities to finance our new lease originations. Our mix of fixed- and variable-rate borrowings and our exposure to interest rate risk changes over time. Over the past twelve months, the mix of variable-rate borrowings to total borrowings has ranged from 32.4% to 51.0% and averaged 44.8%. At December 31, 2011, $46.9 million, or 51.0%, of our borrowings were variable-rate borrowings.

The following table presents the contractually scheduled maturities and the related weighted average interest rates for debt obligations as of December 31, 2011 expected as of and for each year ended through December 31, 2015 and for periods thereafter.

	Scheduled Maturities by Calendar Year					
	2012	2013	2014	2015	2016 & Thereafter	Total Carrying Amount
			(Dollars in thousands)			
Debt:						
Fixed-rate debt	$33,484	$8,606	$1,759	$1,139	$ 131	$45,119
Average fixed rate	5.48%	4.14%	6.56%	6.87%	6.89%	5.31%
Variable-rate debt	$46,885	$ —	$ —	$ —	$—	$46,885
Average variable rate	5.24%	— %	— %	— %	— %	5.24%

Our earnings are sensitive to fluctuations in interest rates. The long-term loan facilities charge a variable rate of interest based on LIBOR. Because our assets are predominately fixed-rate, increases in this market interest rate would generally negatively impact earnings because the rate charged on our borrowings would change faster than our assets could reprice. We would have to offset increases in borrowing costs by adjusting the pricing under our new leases or our net interest margin would be reduced. There can be no assurance that we will be able to offset higher borrowing costs with increased pricing of our assets.

For example, the impact of each hypothetical 100-basis point, or 1.00%, increase in the market rates to which our borrowings are indexed for the twelve month period ended December 31, 2011, generally would have been to reduce net interest and fee income by approximately $0.6 million based on our average variable-rate borrowings of approximately $60.4 million for the twelve months then ended, excluding the effects of any changes in the value of derivatives, taxes and possible increases in the yields from our lease and loan portfolios due to the origination of new contracts at higher interest rates. However, at December 31, 2011, due to an index floor on certain variable-rate borrowings combined with the current interest rate environment, a 100-basis point increase in the market rates to which the borrowings are indexed would have reduced net interest and fee income by approximately $0.1 million based on the increased cost of the borrowings.

We manage and monitor our exposure to interest rate risk using balance sheet simulation models. Such models incorporate many of our assumptions about our business including new asset production and pricing, interest rate forecasts, overhead expense forecasts and assumed credit losses. Many of the assumptions we use in our simulation models are based on past experience and actual results could vary substantially.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements and, in limited situations, changes

certain principles or requirements for measuring fair value and disclosing information about fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of the new requirements is not expected to have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05"). This guidance will affect the presentation of comprehensive income, but does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued Accounting Standards Update 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 ("ASU 2011-12"). ASU 2011-12 defers those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 reinstated the requirements for the presentation of reclassifications that were in place prior to the issuance of ASU 2011-05 and did not change the effective date for ASU 2011-05. ASU 2011-12 does not impact the requirement of ASU 2011-05 to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2011. Because ASU 2011-05 impacts disclosures only, it will not affect the consolidated earnings, financial position or cash flows of the Company.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The information appearing in the section captioned "Management's Discussion and Analysis of Operations and Financial Condition—Market Interest-Rate Risk and Sensitivity" under Item 7 of this Form 10-K is incorporated herein by reference.

Item 8. *Financial Statements and Supplementary Data*

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the 1934 Act. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework.*

Management has concluded that, as of December 31, 2011, the Company's internal control over financial reporting was effective based on the criteria set forth by the COSO of the Treadway Commission in *Internal Control—Integrated Framework.*

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

March 8, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries
Mount Laurel, New Jersey

We have audited the internal control over financial reporting of Marlin Business Services Corp. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 8, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 8, 2012

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries
Mount Laurel, New Jersey

We have audited the accompanying consolidated balance sheets of Marlin Business Services Corp. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marlin Business Services Corp. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 8, 2012

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(Dollars in thousands, except per-share data)	
ASSETS		
Cash and due from banks	$ 1,035	$ 2,557
Interest-earning deposits with banks	41,250	34,469
Total cash and cash equivalents	42,285	37,026
Restricted interest-earning deposits with banks (includes $24.3 million and $44.7 million at December 31, 2011 and December 31, 2010, respectively, related to consolidated variable interest entities ("VIEs"))	28,637	47,107
Securities available for sale (amortized cost of $1.7 million and $1.5 million at December 31, 2011 and December 31, 2010, respectively)	1,780	1,534
Net investment in leases and loans (includes $60.0 million and $154.1 million at December 31, 2011 and December 31, 2010, respectively, related to consolidated VIEs)	387,840	351,569
Property and equipment, net	2,052	2,180
Property tax receivables	265	197
Other assets	23,110	28,449
Total assets	$485,969	$468,062
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$198,579	$ 92,919
Long-term borrowings (includes $45.1 million and $128.2 million at December 31, 2011 and December 31, 2010, respectively, related to consolidated VIEs)	92,004	178,650
Other liabilities:		
Sales and property taxes payable	2,169	1,978
Accounts payable and accrued expenses	8,791	8,019
Net deferred income tax liability	20,325	26,493
Total liabilities	321,868	308,059
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common Stock, $0.01 par value; 75,000,000 shares authorized; 12,760,266 and 12,864,665 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	128	129
Preferred Stock, $0.01 par value; 5,000,000 shares authorized; none issued	—	—
Additional paid-in capital	85,544	86,987
Stock subscription receivable	(2)	(2)
Accumulated other comprehensive income (loss)	1	(132)
Retained earnings	78,430	73,021
Total stockholders' equity	164,101	160,003
Total liabilities and stockholders' equity	$485,969	$468,062

The accompanying notes are an integral part of the consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands, except per-share data)		
Interest income	$44,269	$47,296	$66,039
Fee income	12,254	14,041	17,405
Interest and fee income	56,523	61,337	83,444
Interest expense	11,416	15,613	27,338
Net interest and fee income	45,107	45,724	56,106
Provision for credit losses	4,134	9,438	27,189
Net interest and fee income after provision for credit losses	40,973	36,286	28,917
Other income:			
Insurance income	3,759	4,106	5,330
Loss on derivatives	(53)	(116)	(1,959)
Other income	1,945	1,295	1,525
Other income	5,651	5,285	4,896
Other expense:			
Salaries and benefits	22,539	19,966	19,071
General and administrative	13,044	12,762	12,854
Financing related costs	719	680	505
Other expense	36,302	33,408	32,430
Income before income taxes	10,322	8,163	1,383
Income tax expense	4,147	2,495	347
Net income	$ 6,175	$ 5,668	$ 1,036
Basic earnings per share	$ 0.48	$ 0.44	$ 0.08
Diluted earnings per share	$ 0.48	$ 0.44	$ 0.08
Cash dividends declared per share	$ 0.06	$ —	$ —

The accompanying notes are an integral part of the consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Shares	Common Stock Amount	Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
				(Dollars in thousands)			
Balance, December 31, 2008	12,246,405	$122	$83,671	$ (5)	$ 167	$66,317	$150,272
Issuance of common stock	35,004	1	105	—	—	—	106
Repurchase of common stock	(102,614)	(1)	(399)	—	—	—	(400)
Exercise of stock options	40,424	—	167	—	—	—	167
Tax benefit on stock options exercised	—	—	48	—	—	—	48
Stock option compensation recognized	—	—	298	—	—	—	298
Payment of receivables	—	—	—	2	—	—	2
Restricted stock grant	559,716	6	(6)	—	—	—	—
Restricted stock compensation recognized	—	—	790	—	—	—	790
Net change related to derivatives, net of tax	—	—	—	—	(434)	—	(434)
Net income	—	—	—	—	—	1,036	1,036
Balance, December 31, 2009	12,778,935	$128	$84,674	$ (3)	$(267)	$67,353	$151,885
Issuance of common stock	21,398	—	172	—	—	—	172
Repurchase of common stock	(80,925)	(1)	(771)	—	—	—	(772)
Exercise of stock options	35,864	1	161	—	—	—	162
Tax benefit on stock options exercised	—	—	72	—	—	—	72
Stock option compensation recognized	—	—	194	—	—	—	194
Payment of receivables	—	—	—	1	—	—	1
Restricted stock grant	109,393	1	(1)	—	—	—	—
Restricted stock compensation recognized	—	—	2,486	—	—	—	2,486
Net change related to derivatives, net of tax	—	—	—	—	138	—	138
Net change in unrealized gain/loss on securities available for sale, net of tax	—	—	—	—	(3)	—	(3)
Net income	—	—	—	—	—	5,668	5,668
Balance, December 31, 2010	12,864,665	$129	$86,987	$ (2)	$(132)	$73,021	$160,003
Issuance of common stock	14,597	—	172	—	—	—	172
Repurchase of common stock	(544,766)	(6)	(6,443)	—	—	—	(6,449)
Exercise of stock options	169,611	2	1,232	—	—	—	1,234
Tax benefit on stock options exercised	—	—	260	—	—	—	260
Stock option compensation recognized	—	—	96	—	—	—	96
Restricted stock grant	256,159	3	(3)	—	—	—	—
Restricted stock compensation recognized	—	—	3,243	—	—	—	3,243
Net change related to derivatives, net of tax	—	—	—	—	97	—	97
Net change in unrealized gain/loss on securities available for sale, net of tax	—	—	—	—	36	—	36
Net income	—	—	—	—	—	6,175	6,175
Cash dividends declared, $0.06 per share	—	—	—	—	—	(766)	(766)
Balance, December 31, 2011	12,760,266	$128	$85,544	$ (2)	$ 1	$78,430	$164,101

The accompanying notes are an integral part of the consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 6,175	$ 5,668	$ 1,036
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,476	2,578	2,481
Stock-based compensation	2,315	2,617	1,450
Excess tax benefits from stock-based payment arrangements	(1,283)	(72)	(48)
Amortization of deferred net loss on cash flow hedge derivatives	161	229	159
Change in fair value of derivatives	53	(2,303)	(1,837)
Cash flow hedge gains reclassified from accumulated other comprehensive income	—	—	(880)
Provision for credit losses	4,134	9,438	27,189
Net deferred income taxes	(6,255)	14,078	255
Amortization of deferred initial direct costs and fees	5,164	6,999	11,843
Deferred initial direct costs and fees	(5,612)	(3,551)	(2,561)
Loss on equipment disposed	2,827	2,562	1,767
Effect of changes in other operating items:			
Other assets	5,040	(14,108)	2,528
Other liabilities	915	(2,071)	(10,026)
Net cash provided by operating activities	16,110	22,064	33,356
Cash flows from investing activities:			
Purchases of equipment for direct financing lease contracts and funds used to originate loans	(229,054)	(134,705)	(88,934)
Principal collections on leases and loans	183,101	213,973	270,680
Security deposits collected, net of refunds	(1,910)	(2,656)	(4,484)
Proceeds from the sale of equipment	5,079	4,981	4,999
Acquisitions of property and equipment	(823)	(472)	(418)
Change in restricted interest-earning deposits with banks	18,470	16,293	2,812
Purchases of securities available for sale	(188)	(1,539)	—
Net cash provided by (used in) investing activities	(25,325)	95,875	184,655
Cash flows from financing activities:			
Issuances of common stock	172	173	108
Repurchases of common stock	(6,449)	(772)	(400)
Dividends paid	(766)	—	—
Exercise of stock options	1,234	162	167
Excess tax benefits from stock-based payment arrangements	1,283	72	48
Debt issuance costs	(14)	(1,900)	(1,728)
Term securitization advances	—	68,169	—
Term securitization repayments	(83,064)	(166,701)	(214,669)
Warehouse and bank facility advances	40,681	48,109	61,166
Warehouse and bank facility repayments	(44,263)	(77,913)	(82,819)
Other short-term borrowing advances	—	—	2,200
Other short-term borrowing repayments	—	—	(2,200)
Increase in deposits	105,660	12,631	16,903
Net cash provided by (used in) financing activities	14,474	(117,970)	(221,224)
Net increase (decrease) in total cash and cash equivalents	5,259	(31)	(3,213)
Total cash and cash equivalents, beginning of period	37,026	37,057	40,270
Total cash and cash equivalents, end of period	$ 42,285	$ 37,026	$ 37,057
Supplemental disclosures of cash flow information:			
Cash paid for interest on deposits and borrowings	$ 10,078	$ 14,147	$ 26,059
Net cash paid for income taxes	$ 4,538	$ 3,878	$ 499

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 – The Company

Marlin Business Services Corp. ("Company") is a bank holding company and a financial holding company regulated by the Federal Reserve Board under the Bank Holding Company Act. The Company was incorporated in the Commonwealth of Pennsylvania on August 5, 2003. Through its principal operating subsidiary, Marlin Leasing Corporation, the Company provides equipment leasing solutions nationwide, primarily to small and mid-sized businesses in a segment of the equipment leasing market commonly referred to in the industry as the "small-ticket" segment. The Company finances over 100 categories of commercial equipment important to its end user customers including copiers, security systems, computers, telecommunications equipment and certain commercial and industrial equipment. In May 2000, we established AssuranceOne, Ltd., a Bermuda-based, wholly-owned captive insurance subsidiary, which offers property insurance coverage for our lessees' equipment. Effective March 12, 2008, the Company opened Marlin Business Bank ("MBB"), a commercial bank chartered by the State of Utah and a member of the Federal Reserve System. MBB currently provides the Company's primary funding for its equipment leasing products through the issuance of certificates of deposit.

References to the "Company," "Marlin," "we," "us" and "our" herein refer to Marlin Business Services Corp. and its wholly-owned subsidiaries, unless the context otherwise requires.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Marlin Business Services Corp. is managed as a single business segment. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for income recognition, the residual values of leased equipment, the allowance for credit losses, deferred initial direct costs and fees, late fee receivables, performance assumptions for stock-based compensation awards, the fair value of financial instruments and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing money market funds. For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Restricted Interest-Earning Deposits with Banks

Restricted interest-earning deposits with banks consist primarily of various interest-earning trust accounts related to the Company's secured debt facilities. The balance also includes amounts due from securitizations representing reimbursements of servicing fees and excess spread income.

Net Investment in Leases and Loans

As required by U.S. GAAP, the Company uses the direct finance method of accounting to record its direct financing leases and related interest income. At the inception of a lease, the Company records as an asset the aggregate future minimum lease payments receivable, plus the estimated residual value of the leased equipment, less unearned lease income.

Residual values generally reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. Estimates are based on industry data and management's experience. The Company records an estimated residual value at lease inception for all fair market value and fixed purchase option leases based on a percentage of the equipment cost of the asset being leased. The percentages used depend on equipment type and term. In setting and reviewing estimated residual values, the Company focuses its analysis primarily on total historical and expected realization statistics pertaining to both lease renewals and sales of equipment.

At the end of an original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.

When a lessee elects to return equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to independent third parties, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring equipment to other assets and any gain or loss realized on the sale or disposal of equipment to a lessee or to others is included in fee income as net residual income.

Based on the Company's experience, the amount of ultimate realization of the residual value tends to relate more to the customer's election at the end of the lease term to enter into a renewal period, to purchase the leased equipment or to return the leased equipment than it does to the equipment type. Management performs periodic reviews of the estimated residual values and historic realization statistics no less frequently than quarterly and any impairment, if other than temporary, is recognized in the current period.

Initial direct costs and fees related to lease originations are deferred as part of the investment and amortized over the lease term. Unearned lease income is the amount by which the total lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income, net of initial direct costs and fees, is recognized as revenue over the lease term using the effective interest method.

Allowance for Credit Losses

In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. We evaluate our portfolios on a pooled basis, due to their composition of small balance, homogenous accounts with similar general credit risk characteristics, diversified among a large cross-section of variables including industry, geography, equipment type, obligor and vendor.

We consider both quantitative and qualitative factors in determining the allowance for credit losses. Quantitative factors considered include a migration analysis stratified by industry classification, historic delinquencies and charge-offs, and a static pool analysis of historic recoveries. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. Qualitative factors that may result in further adjustments to the quantitative analysis include items such as forecasting uncertainties, changes in the composition of our lease and loan portfolios (including geography, industry, equipment type and vendor source), seasonality, economic or business conditions and emerging trends, business practices or policies at the reporting date that are different from the periods used in the quantitative analysis.

The various factors used in the analysis are reviewed periodically, and no less frequently than quarterly. We then establish an allowance for credit losses for the projected probable net credit losses inherent in the portfolio based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the extent we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we record expense to increase the allowance for credit losses to reflect the estimated net losses inherent in our portfolios. Actual losses may vary from current estimates.

Property and Equipment

The Company records property and equipment at cost. Equipment capitalized under capital leases is recorded at the present value of the minimum lease payments due over the lease term. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or lease term, whichever is shorter. The Company generally uses depreciable lives that range from three to seven years based on equipment type.

Other Assets

Included in other assets on the Consolidated Balance Sheets are deferred transaction costs associated with term note securitization transactions that are being amortized over the estimated lives of the related term note securitization transactions using a method which approximates the effective interest method. In addition, other assets include income taxes receivable, prepaid expenses, accrued fee income and progress payments on equipment purchased to lease.

Securitizations

In connection with each of its term note securitization transactions, the Company established a bankruptcy remote special-purpose subsidiary ("SPE") and issued term debt to institutional investors. These SPEs are considered variable interest entities ("VIEs") under U.S. GAAP. The Company is required to consolidate VIEs in which it is deemed to be the primary beneficiary through having (1) power over the significant activities of the entity and (2) an obligation to absorb losses or the right to receive benefits from the VIE which are potentially significant to the VIE. The Company continues to service the assets of its VIEs and retain equity and/or residual interests. Accordingly, assets and related debt of these VIEs are included in the accompanying Consolidated Balance Sheets. The Company's leases and restricted interest-earning deposits with banks are assigned as collateral for these borrowings and there is no further recourse to our general credit. Collateral in excess of these borrowings represents the Company's maximum loss exposure.

Interest Income

Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on each lease. Generally, when a lease or loan is 90 days or more delinquent, the contract is classified as non-accrual, and we do not recognize interest income on that contract until it is less than 90 days delinquent.

Modifications to leases are accounted for in accordance with Topic 840 of the FASB ASC. Modifications resulting in renegotiated leases may include reductions in payment and extensions in term. However, such renegotiated leases are not granted concessions regarding implicit rates or reductions in total amounts due.

Modifications may be granted on a one-time basis in situations that indicate the lessee is experiencing a temporary, timing issue and has a high likelihood of success with a revised payment plan. After a modification, a lease's accrual status is based on compliance with the modified terms.

Fee Income

Fee income consists of fees for delinquent lease and loan payments, cash collected on early termination of leases and net residual income. Net residual income includes income from lease renewals and gains and losses on the realization of residual values of leased equipment disposed at the end of a lease's term. Residual income is recognized as earned.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. At a minimum of every quarter, an analysis of anticipated collection rates is performed based on updates to collection history. Adjustments in the anticipated collection rate assumptions are made as needed based on this analysis. Other fees are recognized when received.

Insurance Income

Insurance income is recognized on an accrual basis as earned over the term of each lease. Generally, insurance payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income.

Loss on Derivatives

Changes in the fair value of derivative instruments are recognized immediately in loss on derivatives.

Other Income

Other income includes various administrative transaction fees and fees received from lease syndications.

Securities Available for Sale

Securities available for sale consist of mutual funds. Securities available for sale are measured at fair value on a recurring basis, computed using fair value measurements classified as Level 1 (as defined in Note 11, Fair Value Measurements and Disclosures about the Fair Value of Financial Instruments), since prices are obtained from quoted prices in an active market. Unrealized holding gains or losses, net of related deferred income taxes, are reported in accumulated other comprehensive income.

Initial Direct Costs and Fees

We defer initial direct costs incurred and fees received to originate our leases and loans in accordance with the Receivables Topic and the Nonrefundable Fees and Other Costs Subtopic of the FASB ASC. The initial direct costs and fees we defer are part of the net investment in leases and loans and are amortized to interest income using the effective interest method. We defer third-party commission costs, as well as certain internal costs directly related to the origination activity. Costs subject to deferral include evaluating each prospective customer's financial condition, evaluating and recording guarantees and other security arrangements, negotiating terms, preparing and processing documents and closing each transaction. The fees we defer are documentation fees collected at inception. The realization of the initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease and loan portfolios.

Common Stock and Equity

On November 2, 2007, the Company's Board of Directors approved a stock repurchase plan. Under the stock repurchase plan, the Company is authorized to repurchase its common stock on the open market. The par

value of the shares repurchased is charged to common stock with the excess of the purchase price over par charged against any available additional paid-in capital.

Financing Related Costs

Financing related costs primarily consist of bank commitment fees paid to our financing sources.

Stock-Based Compensation

The Compensation—Stock Compensation Topic of the FASB ASC establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and non-employees, except for equity instruments held by employee share ownership plans.

The Company measures stock-based compensation cost at grant date, based on the fair value of the awards ultimately expected to vest. Compensation cost is recognized on a straight-line basis over the service period. We generally use the Black-Scholes valuation model to measure the fair value of our stock options utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility, and dividend yield. The assumptions are based on management's judgment concerning future events.

The fair value calculations for the one-time stock option exchange program the Company effected through an October 28, 2009 amendment to its 2003 Equity Compensation Plan were based on a binomial valuation model which considered many variables, such as the volatility of our stock and the expected term of an option, including consideration of the ratio of stock price to the exercise price at which exercise is expected to occur. The binomial valuation model was used for both the surrendered stock options and the new replacement options under the stock option exchange program.

As required by U.S. GAAP, the Company uses its judgment in estimating the amount of awards that are expected to be forfeited, with subsequent revisions to the assumptions if actual forfeitures differ from those estimates. In addition, for performance-based awards the Company estimates the degree to which the performance conditions will be met to estimate the number of shares expected to vest and the related compensation expense. Compensation expense is adjusted in the period such performance estimates change.

Non-forfeitable dividends paid on shares of restricted stock are recorded to retained earnings for shares that are expected to vest and to compensation expense for shares that are not expected to vest.

Income Taxes

The Income Taxes Topic of the FASB ASC requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, such as leases, for

tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within the Consolidated Balance Sheets. Management then assesses the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance is established. To the extent that we establish a valuation allowance in a period, an expense is recorded within the tax provision in the Consolidated Statements of Operations.

In accordance with U.S. GAAP, uncertain tax positions taken or expected to be taken in a tax return are subject to potential financial statement recognition based on prescribed recognition and measurement criteria. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. At December 31, 2011 and 2010, there have been no material changes to the liability for uncertain tax positions and there are no significant unrecognized tax benefits.

The periods subject to examination for the Company's federal return include the 2006 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for the years 2005 through the present are subject to examination. The Company has amended its previously filed income tax returns for the years 2006 through 2009 to claim refunds of approximately $15.4 million as discussed in Note 12 to this Form 10-K. These amendments are subject to review by the various jurisdictions.

The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

Earnings Per Share

The Company's restricted stock awards are paid non-forfeitable common stock dividends and thus meet the criteria of participating securities. Accordingly, earnings per share is calculated using the two-class method, under which earnings are allocated to both common shares and participating securities. All shares of restricted stock are deducted from the weighted average shares outstanding for the computation of basic earnings per share.

Diluted earnings per share is computed based on the weighted average number of common shares outstanding for the period including the dilutive impact of the exercise or conversion of common stock equivalents, such as stock options, into shares of common stock as if those securities were exercised or converted.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements and, in limited situations, changes certain principles or requirements for measuring fair value and disclosing information about fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of the new requirements is not expected to have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05"). This guidance will affect the presentation of comprehensive income, but does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued Accounting Standards Update 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting

Standards Update No. 2011-05" ("ASU 2011-12"). ASU 2011-12 defers those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 reinstated the requirements for the presentation of reclassifications that were in place prior to the issuance of ASU 2011-05 and did not change the effective date for ASU 2011-05. ASU 2011-12 does not impact the requirement of ASU 2011-05 to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2011. Because ASU 2011-05 impacts disclosures only, it will not affect the consolidated earnings, financial position or cash flows of the Company.

NOTE 3 – Net Investment in Leases and Loans

Net investment in leases and loans consists of the following:

	December 31,	
	2011	2010
	(Dollars in thousands)	
Minimum lease payments receivable	$437,302	$389,247
Estimated residual value of equipment	32,743	37,320
Unearned lease income, net of initial direct costs and fees deferred	(74,199)	(63,355)
Security deposits	(3,115)	(5,026)
Loans, including unamortized deferred fees and costs	462	1,101
Allowance for credit losses	(5,353)	(7,718)
	$387,840	$351,569

At December 31, 2011, a total of $131.8 million of minimum lease payments receivable is assigned as collateral for borrowings, including the amounts related to consolidated VIEs, as further discussed in Note 10.

Initial direct costs net of fees deferred were $7.2 million and $6.8 million as of December 31, 2011 and December 31, 2010, respectively, and are netted in unearned income and will be amortized to income using the effective interest method. At December 31, 2011 and December 31, 2010, $26.5 million and $30.6 million, respectively, of the estimated residual value of equipment retained on our Consolidated Balance Sheets was related to copiers.

Minimum lease payments receivable under lease contracts and the amortization of unearned lease income, including initial direct costs and fees deferred, are as follows as of December 31, 2011:

	Minimum Lease Payments Receivable	Income Amortization
	(Dollars in thousands)	
Period Ending December 31,		
2012	$182,635	$37,367
2013	121,451	21,202
2014	74,040	10,599
2015	42,417	4,242
2016	16,434	781
Thereafter	325	8
	$437,302	$74,199

Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when the contract becomes less than 90 days delinquent. As of December 31, 2011 and December 31, 2010, the Company maintained total finance receivables which were on a non-accrual basis

of $0.8 million and $2.0 million, respectively. As of December 31, 2011 and December 31, 2010, the Company had total finance receivables in which the terms of the original agreements had been renegotiated in the amount of $1.1 million and $2.2 million, respectively. (See Note 5 for additional asset quality information.)

NOTE 4 – Concentrations of Risk

As of December 31, 2011, leases approximating 11% and 10% of the net investment balance of leases by the Company were located in the states of California and New York, respectively. No other state accounted for more than 9% of the net investment balance of leases owned and serviced by the Company as of December 31, 2011. As of December 31, 2011, no single vendor source accounted for more than 2% of the net investment balance of leases owned by the Company. The largest single obligor accounted for less than 1% of the net investment balance of leases owned by the Company as of December 31, 2011. Although the Company's portfolio of leases includes lessees located throughout the United States, such lessees' ability to honor their contracts may be substantially dependent on economic conditions in these states. All such contracts are collateralized by the related equipment. The Company leases to a variety of different industries, including the medical, retail, service, manufacturing and restaurant industries, among others. To the extent that the economic or regulatory conditions prevalent in such industries change, the lessees' ability to honor their lease obligations may be adversely impacted. As of December 31, 2011, copiers comprised 80.9% of the estimated residual value of leased equipment. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2011. Improvements and other changes in technology could adversely impact the Company's ability to realize the recorded value of this equipment. There were no impairments of estimated residual value recorded during the years ended December 31, 2011, 2010 or 2009.

NOTE 5 – Allowance for Credit Losses

In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our estimate of probable net credit losses.

The chart which follows provides activity in the allowance for credit losses and asset quality statistics for each of the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Allowance for credit losses, beginning of period	$ 7,718	$ 12,193	$ 15,283
Charge-offs	(8,624)	(17,095)	(33,575)
Recoveries	2,125	3,182	3,296
Net charge-offs	(6,499)	(13,913)	(30,279)
Provision for credit losses	4,134	9,438	27,189
Allowance for credit losses, end of period(1)	$ 5,353	$ 7,718	$ 12,193
Net charge-offs to average total finance receivables (2)	1.81%	3.58%	5.42%
Allowance for credit losses to total finance receivables, end of period (2)	1.39%	2.19%	2.71%
Average total finance receivables (2)	$358,326	$389,001	$558,311
Total finance receivables, end of period (2)	$385,984	$352,527	$450,595
Delinquencies greater than 60 days past due	$ 1,663	$ 3,504	$ 8,334
Delinquencies greater than 60 days past due (3)	0.38%	0.90%	1.67%
Allowance for credit losses to delinquent accounts greater than 60 days past due (3)	321.89%	220.26%	146.30%
Non-accrual leases and loans, end of period	$ 829	$ 1,996	$ 4,557
Renegotiated leases and loans, end of period	$ 1,052	$ 2,221	$ 4,521

(1) At December 31, 2011, there was no allowance for credit losses allocated to loans. The allowance for credit losses allocated to loans at December 31, 2010 and 2009 was $0.1 million and $0.4 million, respectively.

(2) Total finance receivables include net investment in direct financing leases and loans. For purposes of asset quality and allowance calculations, the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred are excluded.

(3) Calculated as a percent of total minimum lease payments receivable for leases and as a percent of principal outstanding for loans.

Net investments in finance receivables are generally charged-off when they are contractually past due for 121 days. Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when a lease or loan becomes less than 90 days delinquent. At December 31, 2011 and 2010, there were no finance receivables past due 90 days or more and still accruing.

Net charge-offs for the year ended December 31, 2011 were $6.5 million, or 1.81% of average total finance receivables, compared to $13.9 million, or 3.58% of average total finance receivables, for the year ended December 31, 2010. The decrease in net charge-offs during year ended December 31, 2011 compared to recent years is primarily due to improving delinquency migrations. Our key credit quality indicator is delinquency status.

NOTE 6—Property and Equipment, Net

Property and equipment consist of the following:

	December 31, 2011	December 31, 2010	Depreciable Life
	(Dollars in thousands)		
Furniture and equipment	$ 2,787	$ 2,746	7 years
Computer systems and equipment	8,795	8,017	3-5 years
Leasehold improvements	620	567	Shorter of estimated useful life or remaining lease term
Total property and equipment	12,202	11,330	
Less - Accumulated depreciation and amortization	(10,150)	(9,150)	
Property and equipment, net	$ 2,052	$ 2,180	

Depreciation and amortization expense was $1.0 million, $0.9 million and $1.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 7 – Other Assets

Other assets are comprised of the following:

	December 31, 2011	December 31, 2010
	(Dollars in thousands)	
Accrued fees receivable	$ 1,644	$ 2,250
Deferred transaction costs	1,219	2,420
Prepaid expenses	1,660	1,674
Income taxes receivable (See Note 12 for further discussion)	16,131	20,711
Other	2,456	1,394
	$23,110	$28,449

NOTE 8 – Commitments and Contingencies

MBB is a member bank in a non-profit, multi-financial institution consortium serving as a catalyst for community development by offering flexible financing for affordable, quality housing to low- and moderate-income residents. Currently, MBB receives approximately 1.142% participation in each funded loan under the program. MBB records loans in its financial statements when they have been funded or become payable. Such loans help MBB satisfy its obligations under the Community Reinvestment Act of 1977. At December 31, 2011, MBB had an unfunded commitment of $1.4 million for this activity. Unless renewed prior to termination, MBB's membership in the consortium will expire in June 2013.

The Company is involved in legal proceedings, which include claims, litigation and suits arising in the ordinary course of business. In the opinion of management, these actions will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

As of December 31, 2011, the Company leases all five of its office locations including its executive offices in Mt. Laurel, New Jersey, and its offices in or near Atlanta, Georgia; Philadelphia, Pennsylvania; Salt Lake City, Utah; and Sherwood, Oregon. These lease commitments are accounted for as operating leases.

The Company has entered into several capital leases to finance corporate property and equipment.

The following is a schedule of future minimum lease payments for capital and operating leases as of December 31, 2011:

	Future Minimum Lease Payment Obligations		
Period Ending December 31,	**Capital Leases**	**Operating Leases**	**Total**
		(Dollars in thousands)	
2012	$120	$1,661	$1,781
2013	115	793	908
2014	85	145	230
2015	—	—	—
2016	—	—	—
Total minimum lease payments	$320	$2,599	$2,919
Less: amount representing interest	(24)		
Present value of minimum lease payments	$296		

Rent expense was $1.1 million, $1.1 million and $1.3 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company has employment agreements with certain senior officers that currently extend through November 12, 2013, with certain renewal options.

NOTE 9 – Deposits

MBB currently provides diversification of the Company's funding sources primarily through the issuance of Federal Deposit Insurance Corporation ("FDIC") insured certificates of deposit raised nationally through various brokered deposit relationships and FDIC-insured retail deposits directly from other financial institutions. As of December 31, 2011, the remaining scheduled maturities of time deposits are as follows:

	Scheduled Maturities
	(Dollars in thousands)
Period Ending December 31,	
2012	$ 71,233
2013	50,063
2014	34,737
2015	33,518
2016	9,028
	$198,579

All time deposits are in denominations of less than $250,000 and all are fully insured by the FDIC. The weighted average all-in interest rate of deposits outstanding at December 31, 2011 was 1.52%.

NOTE 10 – Long-term Borrowings

Borrowings with an original maturity of one year or more are classified as long-term borrowings. The Company's term note securitizations and long-term loan facilities are classified as long-term borrowings.

The Company's total borrowings outstanding consist of the following:

	December 31, 2011	December 31, 2010
	(Dollars in thousands)	
06-1 Term Note Securitization	$ —	$ 19,296
07-1 Term Note Securitization	28,212	71,974
10-1 Term Note Securitization	16,907	36,913
Long-term Loan Facilities	46,885	50,467
Total	$92,004	$178,650

For the years ended December 31, 2011, 2010 and 2009, the Company incurred commitment fees on the unused portion of loan facilities of $0.4 million, $0.4 million, and $0.1 million, respectively.

The Company's short-term and long-term borrowings are collateralized by certain of the Company's direct financing leases. The Company is restricted from selling, transferring or assigning these leases or placing liens or pledges on these leases. At the end of each period, the Company has the following minimum lease payments receivable assigned as collateral:

	December 31, 2011	December 31, 2010
	(Dollars in thousands)	
06-1 Term Note Securitization	$ —	$ 18,758
07-1 Term Note Securitization	28,505	76,774
10-1 Term Note Securitization	25,397	56,947
Long-term Loan Facilities	77,909	77,192
Total	$131,811	$229,671

Federal Funds Line of Credit with Correspondent Bank

MBB has established a federal funds line of credit with a correspondent bank. This line allows for both selling and purchasing of federal funds. The amount that can be drawn against the line is limited to $10.0 million.

Federal Reserve Discount Window

In addition, MBB has received approval to borrow from the Federal Reserve Discount Window based on the amount of assets MBB chooses to pledge. Based on assets pledged at December 31, 2011, MBB had $7.9 million in unused, secured borrowing capacity at the Federal Reserve Discount Window.

Term Note Securitizations

06-1 Transaction — On September 21, 2006, the Company closed a $380.2 million term note securitization. In connection with the 2006-1 transaction, six classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 5.51% over the term of the financing. After the effects of hedging and other transaction costs are considered, total interest expense on the 2006-1 term transaction averaged approximately 5.21% over the term of the financing. On April 15, 2011, we elected to exercise our call option and paid off the remaining $12.1 million of our 2006 term note securitization.

07-1 Transaction — On October 24, 2007, the Company closed a $440.5 million term note securitization. In connection with the 2007-1 transaction, seven classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 5.70% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2007-1 term transaction to approximate an average of 6.32% over the term of the financing.

10-1 Transaction — On February 12, 2010, the Company completed an $80.7 million term asset-backed securitization, of which it elected to defer the issuance of subordinated notes totaling $12.5 million. The two senior classes of notes issued under the securitization constitute eligible collateral under the Federal Reserve Bank of New York's Term Asset-Backed Securities Loan Facility ("TALF") program. This financing provides the Company with fixed-cost borrowing and is recorded in long-term borrowings in the Consolidated Balance Sheets. We expect total interest expense on the 2010-1 term transaction to approximate an average of 3.13% over the term of the financing.

Long-term Loan Facilities

On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, Marlin Receivables Corp. ("MRC"), closed on a $75.0 million, three-year committed loan facility with the lender finance division of Wells Fargo Capital Finance. The facility is secured by a lien on MRC's assets and is supported by guaranties from the Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is October 9, 2012. An event of default, such as non-payment of amounts when due under the loan agreement or a breach of covenants, may accelerate the maturity date of the facility.

On September 24, 2010, the Company's affiliate, Marlin Leasing Receivables XIII LLC ("MLR XIII"), closed on a $50.0 million three-year committed loan facility with Key Equipment Finance Inc. The facility is secured by a lien on MLR XIII's assets. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is September 23, 2013. An event of default, such as non-payment of amounts when due under the loan agreement or a breach of covenants, may accelerate the maturity date of the facility.

Financial Covenants

Our secured borrowing arrangements contain numerous covenants, restrictions and default provisions that we must comply with in order to obtain funding through the facilities and to avoid an event of default. Some of the critical financial and credit quality covenants under our borrowing arrangements as of December 31, 2011 include:

	Actual[(1)]	Requirement
Tangible net worth minimum	$164.1 million	$144.2 million
Debt-to-equity ratio maximum	1.65 to 1	10.0 to 1
Maximum servicer senior leverage ratio	0.8 to 1	4.0 to 1
Four-quarter rolling average interest coverage ratio minimum	2.94 to 1	1.50 to 1
Maximum portfolio delinquency ratio	0.40%	3.25%
Maximum gross charge-off ratio	2.40%	7.00%

(1) Calculations are based on specific contractual definitions and subsidiaries per the applicable debt agreements, which may differ from ratios or amounts presented elsewhere in this document.

A change in the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer is an event of default under the long-term loan facilities unless a replacement acceptable to the Company's lenders is hired within 120 days. A merger or consolidation with another company in which the Company is not the surviving entity is also an event of default under the financing facilities. The Company's long-term loan facilities contain acceleration clauses allowing the creditor to accelerate the scheduled maturities of the obligation under certain conditions that may not be objectively determinable (for example, "if a material adverse change occurs"). An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility.

As of December 31, 2011, the Company was in compliance with the terms of the long-term loan facilities and the term note securitization agreements.

Scheduled principal and interest payments on outstanding borrowings as of December 31, 2011 are as follows:

	Principal	Interest[(1)]
	(Dollars in thousands)	
Period Ending December 31,		
2012	$80,369	$3,072
2013	8,606	478
2014	1,759	179
2015	1,139	71
2016	131	7
Total	$92,004	$3,807

(1) Interest on variable-rate long-term loan facilities is assumed at the December 31, 2011 rate for the remaining term.

NOTE 11 – Fair Value Measurements and Disclosures about the Fair Value of Financial Instruments

Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB ASC establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. Its provisions do not apply to fair value measurements for purposes of lease classification and measurement, which is addressed in the Leases Topic of the FASB ASC.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability at the measurement date (exit price). A three-level valuation hierarchy is required for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The three levels are defined as follows:

- Level 1 – Inputs to the valuation are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs to the valuation may include quoted prices for similar assets and liabilities in active or inactive markets, and inputs other than quoted prices, such as interest rates and yield curves, which are observable for the asset or liability for substantially the full term of the financial instrument.
- Level 3 – Inputs to the valuation are unobservable and significant to the fair value measurement. Level 3 inputs shall be used to measure fair value only to the extent that observable inputs are not available.

The Company uses derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities using measurements classified as Level 2. Because the Company's derivatives are not listed on an exchange, the Company values these instruments using a valuation model with pricing inputs that are observable in the market or that can be derived principally from or corroborated by observable market data. These inputs include the forward London Interbank Offered Rate ("LIBOR") curve on which the variable payments are based and the applicable interest-rate swap market curve. The Company's methodology also incorporates the impact of both the Company's and the counterparty's credit standing.

All of the Company's derivatives are measured at fair value on a recurring basis, computed using fair value measurements classified as Level 2. The fair value of securities available for sale is computed using fair value measurements classified as Level 1, since prices are obtained from quoted prices in an active market. The Company's balances measured at fair value on a recurring basis include the following as of December 31, 2011 and 2010:

	December 31, 2011		December 31, 2010	
	Fair Value Measurements Using		Fair Value Measurements Using	
	Level 1	Level 2	Level 1	Level 2
	(Dollars in thousands)			
Assets				
Securities available for sale	$1,780	$—	$1,534	$—
Interest-rate caps purchased	$ —	$ 6	$ —	$14

At this time, the Company has not elected to report any assets and liabilities using the fair value option available under the Financial Instruments Topic of the FASB ASC.

Disclosures about the Fair Value of Financial Instruments

The Financial Instruments Topic of the FASB ASC requires the disclosure of the estimated fair value of financial instruments including those financial instruments not measured at fair value on a recurring basis. This requirement excludes certain instruments, such as the net investment in leases and all nonfinancial instruments.

The fair values shown below have been derived, in part, by management's assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Valuation techniques involve uncertainties and require assumptions and judgments regarding prepayments, credit risk and discount rates. Changes in these assumptions will result in different valuation estimates. The fair values presented would not necessarily be realized in an immediate sale. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets or to other companies' fair value information.

The following summarizes the carrying amount and estimated fair value of the Company's financial instruments:

	December 31, 2011		December 31, 2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Assets				
Cash and cash equivalents	$ 42,285	$ 42,285	$ 37,026	$ 37,026
Restricted interest-earning deposits with banks	28,637	28,637	47,107	47,107
Securities available for sale	1,780	1,780	1,534	1,534
Loans	462	462	1,040	1,025
Interest-rate caps purchased	6	6	14	14
Liabilities				
Deposits	198,579	199,760	92,919	94,602
Long-term borrowings	92,004	93,485	178,650	183,088
Accounts payable and accrued expenses [1]	10,960	10,960	9,997	9,997

(1) Includes sales and property taxes payable.

The paragraphs which follow describe the methods and assumptions used in estimating the fair values of financial instruments.

(a) Cash and Cash Equivalents

The carrying amounts of the Company's cash and cash equivalents approximate fair value as of December 31, 2011 and December 31, 2010, because they bear interest at market rates and had maturities of less than 90 days at the time of purchase.

(b) Restricted Interest-Earning Deposits with Banks

The Company maintains various interest-earning trust accounts related to our secured debt facilities. The book value of such accounts is included in restricted interest-earning deposits with banks on the accompanying Consolidated Balance Sheet. These accounts earn a floating market rate of interest which results in a fair value approximating the carrying amount at December 31, 2011 and December 31, 2010.

(c) Securities Available for Sale

The fair value of securities available for sale is recorded using prices obtained from quoted prices in an active market.

(d) Loans

Loans are primarily comprised of participating interests acquired through membership in a non-profit, multi-financial institution consortium serving as a catalyst for community development by offering financing for affordable, quality housing to low- and moderate-income residents. Such loans help MBB satisfy its obligations under the Community Reinvestment Act of 1977. The fair value of the Company's loans approximates the carrying amount at December 31, 2011 and December 31, 2010. This estimate was based on recent comparable sales transactions with consideration of current market rates.

(e) Interest-Rate Caps Purchased

Interest-rate caps are measured at fair value on a recurring basis in accordance with the requirements of the Fair Value Measurements and Disclosures Topic of the FASB ASC, using the inputs and methods described previously in the first section of this Note 11.

(f) Deposits

The fair value of the Company's deposits is estimated by discounting cash flows at current rates paid by the Company for similar certificates of deposit of the same or similar remaining maturities.

(g) Long-Term Borrowings

The fair value of the Company's debt and secured borrowings is estimated by discounting cash flows at indicative market rates applicable to the Company's debt and secured borrowings of the same or similar remaining maturities.

(h) Accounts Payable and Accrued Expenses

The carrying amount of the Company's accounts payable and accrued expenses approximates fair value as of December 31, 2011 and December 31, 2010, because of the relatively short timeframe to realization.

NOTE 12 – INCOME TAXES

The Company's income tax provision consisted of the following components:

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Current:			
Federal	$ 9,377	$(10,054)	$ (54)
State	1,025	(1,462)	146
Total current	10,402	(11,516)	92
Deferred			
Federal	(6,243)	11,976	483
State	(12)	2,035	(228)
Total deferred	(6,255)	14,011	255
Total income tax expense	$ 4,147	$ 2,495	$ 347

In accordance with U.S. GAAP, uncertain tax positions taken or expected to be taken in a tax return are subject to potential financial statement recognition based on prescribed recognition and measurement criteria. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. For the years ended December 31, 2011, 2010 and 2009, there have been no material changes to the liability for uncertain tax positions and there are no significant unrecognized tax benefits. We do not expect our unrecognized tax positions to change significantly over the next 12 months.

The periods subject to examination for the Company's federal return include the 2006 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for the years 2005 through the present are subject to examination. No material income tax interest or penalties were incurred for the years ended December 31, 2011, 2010 or 2009.

Deferred income tax expense results principally from the use of different revenue and expense recognition methods for tax and financial accounting purposes, primarily related to lease accounting. The Company estimates these differences and adjusts to actual upon preparation of the income tax returns. The sources of these temporary differences and the related tax effects were as follows:

	December 31,	
	2011	2010
	(Dollars in thousands)	
Deferred income tax assets:		
Allowance for credit losses	$ 2,334	$ 3,261
Interest-rate swaps and caps	52	52
Accrued expenses	822	718
Deferred income	1,510	1,341
Deferred compensation	2,205	2,252
Other comprehensive income	1	88
Other	310	373
Total deferred income tax assets	7,234	8,085
Deferred income tax liabilities:		
Lease accounting	(25,421)	(32,615)
Deferred acquisition costs	(1,983)	(1,661)
Depreciation	(155)	(302)
Total deferred income tax liabilities	(27,559)	(34,578)
Net deferred income tax liability	$(20,325)	$(26,493)

During the fourth quarter of 2010, the Company completed an analysis of its deferred tax assets and liabilities. As a result of that analysis, the Company determined that it had over-reported lease revenues in its previously filed income tax returns. As a result of the planned amendments for the years 2006 through 2009 to claim appropriate refunds, during the fourth quarter of 2010 the Company increased its current income taxes receivable by $15.4 million and recognized a current tax benefit of approximately $0.5 million to reflect interest receivable on such amended returns. During 2011, the Company filed the amended income tax returns for the expected refunds. These amendments are subject to review by the various jurisdictions. The Company's current income taxes receivable represents management's best estimate of amounts expected to be received.

As of December 31, 2011, the Company has utilized all of its federal net operating loss carryforwards generated in prior tax years.

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	Year Ended December 31,		
	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	5.1%	4.6%	(9.6)%
Other permanent differences	0.2%	0.1%	0.5%
Interest on amended returns	—%	(6.1)%	—%
Other	(0.1)%	(3.0)%	(0.8)%
Effective rate	40.2%	30.6%	25.1%

NOTE 13 – Earnings Per Common Share ("EPS")

The Company's restricted stock awards are paid non-forfeitable common stock dividends and thus meet the criteria of participating securities. Accordingly, EPS has been calculated using the two-class method, under which earnings are allocated to both common stock and participating securities.

Basic EPS has been computed by dividing net income allocated to common stock by the weighted average common shares used in computing basic EPS. For the computation of basic EPS, all shares of restricted stock have been deducted from the weighted average shares outstanding.

Diluted EPS has been computed by dividing net income allocated to common stock by the weighted average number of common shares used in computing basic EPS, further adjusted by including the dilutive impact of the exercise or conversion of common stock equivalents, such as stock options, into shares of common stock as if those securities were exercised or converted.

The following table provides net income and shares used in computing basic and diluted EPS:

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands, except per-share data)		
Basic Earnings Per Share			
Net income	$ 6,175	$ 5,668	$ 1,036
Less: net income allocated to participating securities	453	420	71
Net income allocated to common stock	$ 5,722	$ 5,248	$ 965
Weighted average common shares outstanding	12,877,337	12,836,340	12,549,167
Less: Unvested restricted stock awards considered participating securities	(953,674)	(950,975)	(855,447)
Adjusted weighted average common shares used in computing basic EPS	11,923,663	11,885,365	11,693,720
Basic Earnings Per Share	$ 0.48	$ 0.44	$ 0.08
Diluted Earnings Per Share			
Net income allocated to common stock	$ 5,722	$ 5,248	$ 965
Adjusted weighted average common shares used in computing basic EPS	11,923,663	11,885,365	11,693,720
Add: Effect of dilutive stock options	66,700	65,811	30,639
Adjusted weighted average common shares used in computing diluted EPS	11,990,363	11,951,176	11,724,359
Diluted Earnings Per Share	$ 0.48	$ 0.44	$ 0.08

For the years ended December 31, 2011, 2010 and 2009, options to purchase 322,623, 376,151 and 670,776 shares of common stock were not considered in the computation of potential common shares for purposes of diluted EPS, since the exercise prices of the options were greater than the average market price of the Company's common stock for the respective periods.

NOTE 14 – Comprehensive Income

The following table details the components of comprehensive income:

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Net income, as reported	$6,175	$5,668	$1,036
Other comprehensive income:			
Reclassification of cash flow hedging gains on forecasted transactions no longer probable of occurring[(1)]	—	—	(880)
Amortization of net deferred losses on cash flow hedge derivatives	161	229	159
Change in fair value of securities available for sale	58	(5)	—
Tax effect	(86)	(89)	287
Total other comprehensive income (loss)	133	135	(434)
Comprehensive income	$6,308	$5,803	$ 602

(1) Reclassified to loss on derivatives.

NOTE 15 – Stockholders' Equity

Stockholders' Equity

On November 2, 2007, the Company's Board of Directors approved a stock repurchase plan. Under this program, the Company is authorized to repurchase up to $15 million in value of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The repurchases are funded using the Company's working capital.

The Company purchased 400,475 shares of its common stock for $4.7 million during the year ended December 31, 2011. The Company purchased 21,822 shares of its common stock for $0.2 million during the year ended December 31, 2010. The Company purchased 88,894 shares of its common stock for $0.3 million during the year ended December 31, 2009. At December 31, 2011, the Company had $5.7 million remaining in its stock repurchase plan authorized by the Board of Directors.

In addition to the repurchases described above, pursuant to the Company's 2003 Equity Compensation Plan (as amended, the "2003 Plan"), participants may have shares withheld to cover income taxes. There were 144,291, 59,103 and 13,720 shares repurchased to cover income tax withholding during the years ended December 31, 2011, 2010 and 2009, respectively, at average per-share costs of $12.12, $9.12 and $3.89, respectively.

Regulatory Capital Requirements

The Company's wholly owned subsidiary, Marlin Business Bank ("MBB") allows the Company to diversify its funding sources. Over time, MBB may offer various diversified products and services to the Company's customer base. MBB operates as a Utah state-chartered, Federal Reserve member commercial bank, insured by the Federal Deposit Insurance Corporation ("FDIC"). As a state-chartered Federal Reserve member bank, MBB is supervised by both the Federal Reserve Bank of San Francisco and the Utah Department of Financial Institutions.

MBB is subject to capital adequacy guidelines issued by the Federal Financial Institutions Examination Council (the "FFIEC"). These risk-based capital and leverage guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations and consider off-balance sheet exposures in determining capital adequacy. The FFIEC and/or the U.S. Congress may determine to increase capital requirements in the future due to the current economic environment. Under the rules and regulations of the FFIEC, at least half of a bank's total capital is required to be "Tier 1 Capital" as defined in the regulations, comprised of common equity, retained earnings and a limited amount of non-cumulative perpetual preferred stock. The remaining capital, "Tier 2 Capital," as defined in the regulations, may consist of other preferred stock, a limited amount of term subordinated debt or a limited amount of the reserve for possible credit losses. The FFIEC has also adopted minimum leverage ratios for banks, which are calculated by dividing Tier 1 Capital by total quarterly average assets. Recognizing that the risk-based capital standards principally address credit risk rather than interest rate, liquidity, operational or other risks, many banks are expected to maintain capital in excess of the minimum standards. The Company plans to provide the necessary capital to maintain MBB at "well-capitalized" status as defined by banking regulations. MBB's equity balance at December 31, 2011 was $49.6 million, which met all capital requirements to which MBB is subject and qualified MBB for "well-capitalized" status. Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 Capital. In addition to the risk-based capital guidelines, the Federal Reserve

Board has adopted a minimum leverage capital ratio under which a bank holding company must maintain a ratio of Tier 1 Capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage capital ratio of at least 4%. At December 31, 2011, Marlin Business Services Corp. also exceeded its regulatory capital requirements and was considered "well-capitalized" as defined by federal banking regulations.

The following table sets forth the Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio for Marlin Business Services Corp. and MBB at December 31, 2011.

	Actual		Minimum Capital Requirement		Well-Capitalized Capital Requirement	
	Ratio	Amount	Ratio[1]	Amount	Ratio	Amount
			(Dollars in thousands)			
Tier 1 Leverage Capital						
Marlin Business Services Corp.	33.74%	$164,100	4%	$19,454	5%	$24,317
Marlin Business Bank	20.78%	$ 49,556	5%	$11,927	5%	$11,927
Tier 1 Risk-based Capital						
Marlin Business Services Corp.	37.94%	$164,100	4%	$17,299	6%	$25,949
Marlin Business Bank	19.77%	$ 49,556	6%	$15,042	6%	$15,042
Total Risk-based Capital						
Marlin Business Services Corp.	39.19%	$169,477	8%	$34,599	10%	$43,249
Marlin Business Bank	20.64%	$ 51,756	15%	$37,605	10%[1]	$25,070

(1) MBB is required to maintain "well-capitalized" status. In addition, MBB must maintain a total risk-based capital ratio greater than 15% pursuant to the original order issued by the FDIC on March 20, 2007 (the "FDIC Order").

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;

- placing limits on asset growth and restrictions on activities;
- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;
- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

Pursuant to the FDIC Order, MBB must keep its total risk-based capital ratio above 15%. MBB's total risk-based capital ratio of 20.64% at December 31, 2011 exceeded the threshold for "well capitalized" status under the applicable laws and regulations, and also exceeded the 15% minimum total risk-based capital ratio required in the FDIC Order.

Dividends. The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. Pursuant to the FDIC Order, MBB was not permitted to pay dividends during its first three years of operations without the prior written approval of the FDIC and the Utah Department of Financial Institutions (such initial three-year period ended on March 12, 2011).

NOTE 16 – Stock-Based Compensation

Under the terms of the 2003 Plan, employees, certain consultants and advisors and non-employee members of the Company's Board of Directors have the opportunity to receive incentive and nonqualified grants of stock options, stock appreciation rights, restricted stock and other equity-based awards as approved by the Company's Board of Directors. These award programs are used to attract, retain and motivate employees and to encourage individuals in key management roles to retain stock. The Company has a policy of issuing new shares to satisfy awards under the 2003 Plan. The aggregate number of shares under the 2003 Plan that may be issued pursuant to stock options or restricted stock grants is 3,300,000. Not more than 1,650,000 of such shares shall be available for issuance as restricted stock grants. There were 221,821 shares available for future grants under the 2003 Plan as of December 31, 2011, of which 81,492 shares were available to be issued as restricted stock grants.

Total stock-based compensation expense was $2.3 million, $2.6 million and $1.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. Excess tax benefits from stock-based payment arrangements decreased cash provided by operating activities and increased cash provided by financing activities by $1.3 million, $0.1 million and $0.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Stock Options

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of the grant and have 7- to 10-year contractual terms. All options issued contain service conditions based on the participant's continued service with the Company, and provide for accelerated vesting if there is a change in control as defined in the 2003 Plan.

Employee stock options generally vest over four years. The vesting of certain options is contingent on various Company performance measures, such as earnings per share and net income. The Company has recognized expense related to performance options based on the most probable performance assumptions as of December 31, 2011. There were no revisions to performance assumptions during the years ended December 31, 2011, 2010 and 2009.

The Company also issues stock options to non-employee independent directors. These options generally vest in one year.

There were no stock options granted during the year ended December 31, 2011. In addition to the stock options granted pursuant to the May 2010 stock option exchange program discussed below, there were 5,000 stock options granted during the year ended December 31, 2010. There were 15,877 stock options granted during the year ended December 31, 2009.

The fair value of each stock option granted during the years ended 2010 and 2009 was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average grant-date fair value of stock options issued for the years ended 2010 and 2009 was $7.64 and $4.49 per share, respectively, excluding the stock options granted pursuant to the stock option exchange program discussed below.

The following weighted average assumptions were used for valuing option grants made during the years ended 2010 and 2009:

	Assumptions, December 31,	
	2010	2009
Weighted Averages:		
Risk-free interest rate	2.18%	1.97%
Expected life (years)	4.8	4.0
Expected volatility	79%	84%
Expected dividends	—	—

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life for options granted represents the period each option is expected to be outstanding and was determined by applying the simplified method as defined by the Securities and Exchange Commission's Staff Accounting Bulletin No. 107, due to the limited period of time the Company's shares have been publicly traded. The expected volatility was determined using historical volatilities based on historical stock prices. Prior to the grant date of the most recently issued options, the Company had not paid dividends, and therefore no expected dividends were included in the valuation assumptions.

At the October 28, 2009 annual stockholders' meeting, the shareholders voted to approve an amendment to the 2003 Plan to allow a one-time stock option exchange program for the Company's employees, to commence within six months following the annual meeting. The exchange program tender offer was issued on April 23, 2010. Based on employees' elections, the program allowed us to cancel, on May 24, 2010, 208,774 underwater stock options with an average exercise price of $19.13 in exchange for the grant of 141,421 stock options with an exercise price of $12.41, equal to the closing price of our common stock on the date of grant. The new option grants also have a new vesting schedule and seven-year term. No incremental compensation expense was recognized as a result of the exchange program. The options cancelled and the new grants issued pursuant to this exchange are included in the table below as forfeited and granted option activity, respectively.

The fair value calculations for the one-time stock option exchange program were based on a binomial valuation model which considered many variables, such as the volatility of our stock and the expected term of an option, including consideration of the ratio of stock price to the exercise price at which exercise is expected to occur. The binomial valuation model with consistent assumptions was used for both the surrendered stock options and the new replacement options under the stock option exchange program.

A summary of option activity for the each of the three years in the period ended December 31, 2011 follows:

Options	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2008	885,459	$12.32
Granted	15,877	7.30
Exercised	(40,424)	4.13
Forfeited	(82,751)	16.51
Expired	—	—
Outstanding, December 31, 2009	778,161	$12.20
Granted	146,421	12.40
Exercised	(35,864)	4.49
Forfeited	(240,565)	19.42
Expired	—	—
Outstanding, December 31, 2010	648,153	$ 9.99
Granted	—	—
Exercised	(169,611)	7.27
Forfeited	(3,325)	13.72
Expired	—	—
Outstanding, December 31, 2011	475,217	$10.93

During the years ended December 31, 2011, 2010 and 2009, the Company recognized total compensation expense related to options of $0.1 million, $0.2 million and $0.3 million, respectively.

There were 169,611, 35,864 and 40,424 stock options exercised during the years ended December 31, 2011, 2010 and 2009, respectively. The total pretax intrinsic value of stock options exercised was $0.7 million, $0.2 million and $0.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. The related tax benefits realized from the exercise of stock options for the years ended December 31, 2011, 2010 and 2009 were $0.3 million, $0.1 million and $0.1 million, respectively.

The following table summarizes information about the stock options outstanding and exercisable as of December 31, 2011:

	Options Outstanding				*Options Exercisable*			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (In thousands)	Number Exercisable	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (In thousands)
$3.39	13,650	1.0	$ 3.39	$ 127	13,650	1.0	$ 3.39	$127
$7.17 - 10.18	257,192	3.2	9.16	910	119,515	3.2	8.77	470
$12.08 - 12.41	144,599	5.4	12.40	43	29,942	5.4	12.40	9
$14.00 - 16.01	37,672	2.0	14.33	—	37,672	2.0	14.33	—
$19.78 - 21.50	22,104	1.5	20.80	—	22,104	1.5	20.80	—
	475,217	3.6	10.93	$1,080	222,883	3.0	11.06	$606

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $12.70 as of December 31, 2011, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2011, the total future compensation cost related to non-vested stock options not yet recognized in the Consolidated Statements of Operations was $0.1 million and the weighted average period over which these awards are expected to be recognized was 1.4 years, based on the most probable performance assumptions as of December 31, 2011. In the event maximum performance targets are achieved, an additional $0.4 million of compensation cost would be recognized over a weighted average period of 0.2 years.

Restricted Stock Awards

Restricted stock awards provide that, during the applicable vesting periods, the shares awarded may not be sold or transferred by the participant. The vesting period for restricted stock awards generally ranges from three to 10 years, though certain awards for special projects may vest in as little as one year depending on the duration of the project. All awards issued contain service conditions based on the participant's continued service with the Company, and provide for accelerated vesting if there is a change in control as defined in the 2003 Plan.

The vesting of certain restricted shares may be accelerated to a minimum of three to four years based on achievement of various individual and Company performance measures. In addition, the Company has issued certain shares under a Management Stock Ownership Program. Under this program, restrictions on the shares lapse at the end of 10 years but may lapse (vest) in a minimum of three years if the employee continues in service at the Company and owns a matching number of other common shares in addition to the restricted shares.

Of the total restricted stock awards granted during the year ended December 31, 2011, 214,309 shares may be subject to accelerated vesting based on performance factors; no shares have vesting contingent upon performance factors. The Company has recognized expense related to performance-based shares based on the most probable performance assumptions as of December 31, 2011. There were no revisions to performance assumptions for the years ended December 31, 2011, 2010 and 2009, although vesting was accelerated in 2011 and 2010 on certain awards based on an annual evaluation of the achievement of performance criteria, as described below.

The Company also issues restricted stock to non-employee independent directors. These shares generally vest in seven years from the grant date or six months following the director's termination from Board of Directors service.

The following table summarizes the activity of the non-vested restricted stock during the each of the three years in the period ended December 31, 2011:

Non-vested restricted stock	Shares	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2008	503,914	$11.29
Granted	628,772	6.26
Vested	(40,177)	18.23
Forfeited	(69,106)	14.06
Outstanding at December 31, 2009	1,023,403	$ 7.74
Granted	125,485	10.58
Vested	(178,717)	8.22
Forfeited	(16,142)	15.27
Outstanding at December 31, 2010	954,029	$ 7.90
Granted	293,120	11.13
Vested	(419,704)	5.93
Forfeited	(36,961)	11.81
Outstanding at December 31, 2011	790,484	$ 9.96

During the years ended December 31, 2011, 2010 and 2009, the Company granted restricted stock awards with grant date fair values totaling $3.3 million, $1.3 million and $3.9 million, respectively.

As vesting occurs, or is deemed likely to occur, compensation expense is recognized over the requisite service period and additional paid-in capital is increased. The Company recognized $2.2 million, $2.4 million and $1.1 million of compensation expense related to restricted stock for the years ended December 31, 2011, 2010 and 2009, respectively.

Of the $2.2 million total compensation expense related to restricted stock for the year ended December 31, 2011, approximately $0.6 million related to the acceleration of vesting based on an annual evaluation of the achievement of certain performance criteria during the first quarter of 2011. Of the $2.4 million total compensation expense related to restricted stock for the year ended December 31, 2010, approximately $0.8 million related to the acceleration of vesting based on an annual evaluation of the achievement of certain performance criteria during the first quarter of 2010.

As of December 31, 2011, there was $4.8 million of unrecognized compensation cost related to non-vested restricted stock compensation scheduled to be recognized over a weighted average period of 4.3 years, based on the most probable performance assumptions as of December 31, 2011. In the event performance targets are achieved, $2.4 million of the unrecognized compensation cost would accelerate to be recognized over a weighted average period of 0.9 years. In addition, certain of the awards granted during 2009 may result in the issuance of 160,583 additional shares of stock if achievement of certain targets is greater than 100%. The expense related to the additional shares awarded will be dependent on the Company's stock price when the achievement level is determined.

The fair values of shares that vested during the years ended December 31, 2011, 2010 and 2009 were $5.1 million, $1.6 million and $0.2 million, respectively.

Employee Stock Purchase Plan

In October 2003, the Company adopted the Employee Stock Purchase Plan (the "ESPP"). Under the terms of the ESPP, employees have the opportunity to purchase shares of common stock during designated offering periods equal to the lesser of 95% of the fair market value per share on the first day of the offering period or the purchase date. Participants are limited to 10% of their compensation. The aggregate number of shares under the ESPP that may be issued is 200,000. During the years ended December 31, 2011, 2010 and 2009, 14,597, 21,398 and 35,004 shares, respectively, of common stock were sold for $0.2 million, $0.2 million and $0.1 million, respectively, pursuant to the terms of the ESPP. As of December 31, 2011, there were no shares remaining available for issuance under the ESPP. In accordance with the terms of the ESPP, termination of the plan occurred in December 2011 when all shares available for issuance under the ESPP had been issued.

NOTE 17 – Employee 401(k) Plan

The Company adopted a 401(k) plan (the "401(k) Plan") which originally became effective as of January 1, 1997. The Company's employees are entitled to participate in the 401(k) Plan, which provides savings and investment opportunities. Employees can contribute up to the maximum annual amount allowable per Internal Revenue Service guidelines. Effective July 1, 2007, the 401(k) Plan provides for Company contributions equal to 25% of an employee's contribution percentage up to a maximum employee contribution of 6%. The Company's contributions to the 401(k) Plan for the years ended December 31, 2011, 2010 and 2009 were approximately $0.2 million, $0.1 million and $0.1 million, respectively.

NOTE 18 – Related Party Transactions

The Company obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Company's Chief Executive Officer, is the President of The Selzer Company. We do not have any contractual arrangement with The Selzer Group or Richard Dyer, nor do we pay either of them any direct fees. Insurance premiums paid to The Selzer Company were $0.5 million, $0.5 million and $0.5 million during the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 19 – Events Subsequent to Year-End

On January 26, 2012, the Company's Board of Directors approved the Company's second quarterly cash dividend, with the quarterly dividend of $0.06 per share declared on February 23, 2012. The quarterly dividend is scheduled to be paid on March 15, 2012, to shareholders of record on the close of business on March 5, 2012, which is expected to result in a dividend payment of approximately $0.8 million. The payment of future dividends will be subject to approval by the Company's Board of Directors.

Supplementary Data

The selected unaudited quarterly financial data presented below should be read in conjunction with the Consolidated Financial Statements and related notes.

Selected Quarterly Financial Data (Unaudited)

	Fiscal Year Quarters			
	First	Second	Third	Fourth
	(Dollars in thousands, except per-share data)			
Year ended December 31, 2011				
Interest income	$ 10,900	$ 10,863	$ 11,073	$ 11,433
Fee income	3,132	2,926	3,105	3,091
Interest and fee income	14,032	13,789	14,178	14,524
Interest expense	3,292	3,063	2,706	2,355
Provision for credit losses	1,179	924	837	1,194
Gain (loss) on derivatives	(5)	(38)	(8)	(2)
Income tax expense	464	933	1,169	1,581
Net income	754	1,530	1,831	2,060
Basic earnings per share	0.06	0.12	0.14	0.16
Diluted earnings per share	0.06	0.12	0.14	0.16
Cash dividends declared per share	—	—	—	0.06
Net investment in leases and loans	348,019	354,525	367,000	387,840
Total assets	474,267	467,248	473,382	485,969
Year ended December 31, 2010				
Interest income	$ 12,829	$ 11,994	$ 11,421	$ 11,052
Fee income	3,816	3,501	3,567	3,157
Interest and fee income	16,645	15,495	14,988	14,209
Interest expense	4,658	3,955	3,590	3,410
Provision for credit losses	3,123	2,494	2,083	1,738
Gain (loss) on derivatives	(94)	(25)	(9)	12
Income tax expense (benefit)	662	947	977	(91)
Net income	1,237	1,551	1,434	1,446
Basic earnings per share	0.10	0.12	0.11	0.11
Diluted earnings per share	0.10	0.12	0.11	0.11
Net investment in leases and loans	408,205	380,660	361,143	351,569
Total assets	534,521	494,995	466,305	468,062

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "1934 Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2011, we updated our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures for purposes of filing reports under the 1934 Act. This controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer. Our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13(a)-15(e) and 15(d)-15(e) under the 1934 Act) are designed and operating effectively to provide reasonable assurance that information relating to us and our subsidiaries that we are required to disclose in the reports that we file or submit to the Securities and Exchange Commission is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported with the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting — Our Chief Executive Officer and Chief Financial Officer provided a report on behalf of management on our internal control over financial reporting. The full text of management's report is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm — The attestation report of our independent registered public accounting firm on their assessment of internal control over financial reporting is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting — There were no changes in the Company's internal control over financial reporting identified in connection with management's evaluation that occurred during the three months ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by Item 10 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2012 Annual Meeting of Stockholders.

We have adopted a code of ethics and business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our code of ethics and business conduct is available free of charge within the investor relations section of our website at www.marlincorp.com. We intend to post on our website any amendments and waivers to the code of ethics and business conduct that are required to be disclosed by the rules of the Securities and Exchange Commission, or file a Form 8-K, Item 5.05 to the extent required by NASDAQ listing standards.

Item 11. ***Executive Compensation***

The information required by Item 11 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2012 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2012 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by Item 13 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2012 Annual Meeting of Stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by Item 14 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2012 Annual Meeting of Stockholders.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) *Documents filed as part of this Report*

The following is a list of consolidated and combined financial statements and supplementary data included in this report under Item 8 of Part II hereof:

1. Financial Statements and Supplemental Data

   Reports of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of December 31, 2011 and 2010.

   Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009.

   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2010 and 2009.

   Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009.

   Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

   Schedules are omitted because they are not applicable or are not required or because the required information is included in the consolidated and combined financial statements or notes thereto.

(b) *Exhibits.*

Number	Description
1.1[(5)]	Purchase Agreement, dated November 15, 2006, between Piper Jaffray & Co., Primus Capital Fund IV Limited Partnership and its affiliate and Marlin Business Services Corp.
3.1[(6)]	Amended and Restated Articles of Incorporation of the Registrant.
3.2[(1)]	Bylaws of the Registrant.
4.1[(1)]	Second Amended and Restated Registration Agreement, as amended through July 26, 2001, by and among Marlin Leasing Corporation and certain of its shareholders.
10.1[(8)†]	2003 Equity Compensation Plan of the Registrant, as amended.
10.2[(11)†]	Amendment 2009-1 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended.
10.3[(11)†]	Amendment 2009-2 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended.
10.4[(11)†]	Amendment 2009-3 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended.
10.5[(1)†]	2003 Employee Stock Purchase Plan of the Registrant.
10.6[(2)]	Lease Agreement, dated as of October 21, 2003, between Liberty Property Limited Partnership and Marlin Leasing Corporation.
10.7[(1)†]	Employment Agreement, dated as of October 14, 2003 between Daniel P. Dyer and the Registrant.
10.8[(9)†]	Amendment 2008-1 dated as of December 31, 2008 to the Employment Agreement between Daniel P. Dyer and the Registrant.

Number	Description
10.9[(1)†]	Employment Agreement, dated as of October 14, 2003 between George D. Pelose and the Registrant.
10.10[(4)†]	Amendment 2006-1 dated as of May 19, 2006 to the Employment Agreement between George D. Pelose and the Registrant.
10.11[(9)†]	Amendment 2008-1 dated as of December 31, 2008 to the Employment Agreement between George D. Pelose and the Registrant.
10.12[(13)†]	Compensation Policy for Non-Employee Independent Directors.
10.13[(7)]	Letter Agreement, dated as of June 11, 2007 and effective as of March 11, 2008, by and between the Registrant, Peachtree Equity Investment Management, Inc. and WCI (Private Equity) LLC.
10.14[(10)]	Loan and Security Agreement, dated as of October 9, 2009, by and among Marlin Receivables Corp., Marlin Leasing Corporation, Marlin Business Services Corp. and Wells Fargo Foothill, LLC.
10.15[(12)]	Receivables Loan and Security Agreement, dated as of September 24, 2010, by and among Marlin Leasing Receivables XIII LLC, Marlin Leasing Corporation, Key Equipment Finance Inc., the lenders party thereto and Wells Fargo Bank, National Association.
16.1[(3)]	Letter on Change in Certifying Accountant dated June 27, 2005 from KPMG LLP to the Securities and Exchange Commission.
21.1	List of Subsidiaries (Filed herewith)
23.1	Consent of Deloitte & Touche LLP (Filed herewith)
31.1	Certification of the Chief Executive Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
31.2	Certification of the Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
32.1	Certification of the Chief Executive Officer and Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.). (Furnished herewith)
101	Financial statements from the Annual Report on Form 10-K of the Company for the period ended December 31, 2011, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements tagged as blocks of text. (Submitted electronically with this report)

† Management contract or compensatory plan or arrangement.

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-108530), filed on October 14, 2003, and incorporated by reference herein.

(2) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 29, 2004, and incorporated by reference herein.

(3) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated June 24, 2005 filed on June 29, 2005, and incorporated by reference herein.

(4) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated May 19, 2006 and filed on May 25, 2006, and incorporated by reference herein.

(5) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated November 15, 2006 and filed on November 17, 2006, and incorporated by reference herein.

(6) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on March 5, 2008, and incorporated by reference herein.

(7) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated March 11, 2008 and filed on March 17, 2008, and incorporated by reference herein.

(8) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-151358) filed on June 2, 2008, and incorporated by reference herein.

(9) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 31, 2008 and filed on January 7, 2009, and incorporated by reference herein.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated October 9, 2009 and filed on October 13, 2009, and incorporated by reference herein.

(11) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated October 28, 2009 and filed on November 2, 2009, and incorporated by reference herein.

(12) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated September 24, 2010 and filed on September 27, 2010, and incorporated by reference herein.

(13) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 5, 2010, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2012

MARLIN BUSINESS SERVICES CORP.

By: /s/ DANIEL P. DYER

Daniel P. Dyer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ DANIEL P. DYER Daniel P. Dyer	Chief Executive Officer and President (Principal Executive Officer)	March 8, 2012
By: /s/ LYNNE C. WILSON Lynne C. Wilson	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	March 8, 2012
By: /s/ KEVIN J. MCGINTY Kevin J. McGinty	Chairman of the Board of Directors	March 8, 2012
By: /s/ JOHN J. CALAMARI John J. Calamari	Director	March 8, 2012
By: /s/ LAWRENCE J. DEANGELO Lawrence J. DeAngelo	Director	March 8, 2012
By: /s/ EDWARD GRZEDZINSKI Edward Grzedzinski	Director	March 8, 2012
By: /s/ MATTHEW J. SULLIVAN Matthew J. Sullivan	Director	March 8, 2012
By: /s/ J. CHRISTOPHER TEETS J. Christopher Teets	Director	March 8, 2012
By: /s/ JAMES W. WERT James W. Wert	Director	March 8, 2012

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MARLIN Business Services Corp.™

MARLIN BUSINESS SERVICES CORP.

300 Fellowship Road
Mount Laurel, NJ 08054

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 23, 2012

To the Shareholders of Marlin Business Services Corp.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, will be held on May 23, 2012, at 9:00 a.m. at the Doubletree Hotel, 515 Fellowship Road, Mount Laurel, New Jersey, 08054, for the following purposes:

1. To elect a Board of Directors of eight (8) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified;
2. To hold an advisory vote on the compensation of the Corporation's named executive officers, as described in the Proxy Statement under "Executive Compensation";
3. To approve an increase in the number of shares of common stock authorized for issuance under the Corporation's 2003 Equity Compensation Plan, as Amended (the "Equity Plan") and to approve the Equity Plan, as amended;
4. To approve the Corporation's 2012 Employee Stock Purchase Plan (the "2012 ESPP"); and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed March 30, 2012, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

By order of the Board of Directors

/s/ GEORGE D. PELOSE

George D. Pelose
Secretary

Your vote is important, regardless of the number of shares you own. Even if you plan to attend the meeting, please date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon, and return it promptly in the enclosed envelope. A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person.

Dated: April 23, 2012

Important Notice Regarding Availability of Proxy Materials for the Annual Meeting to be Held on May 23, 2012.

The Proxy Statement and Annual Report to Shareholders are available at https://materials.proxyvote.com/571157

MARLIN BUSINESS SERVICES CORP.
300 Fellowship Road
Mount Laurel, NJ 08054

Proxy Statement

Introduction

This Proxy Statement and the enclosed proxy card are furnished in connection with the solicitation of proxies by the Board of Directors of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") of the Corporation to be held on Wednesday, May 23, 2012, at 9:00 a.m., at the Doubletree Hotel, 515 Fellowship Road, Mount Laurel, New Jersey, 08054, or at any adjournment or postponement thereof, for the purposes set forth below:

1. To elect a Board of Directors of eight (8) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified;
2. To hold an advisory vote on the compensation of the Corporation's named executive officers, as described in the Proxy Statement under "Executive Compensation";
3. To approve an increase in the number of shares of common stock authorized for issuance under the Equity Plan and to approve the Equity Plan, as amended;
4. To approve the 2012 ESPP; and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

This Proxy Statement and related proxy card have been mailed on or about April 23, 2012, to all holders of record of common stock of the Corporation as of the record date. The Corporation will bear the expense of soliciting proxies. The Board of Directors of the Corporation has fixed the close of business on March 30, 2012, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. The Corporation has only one class of common stock, of which there were 12,716,445 shares outstanding as of March 30, 2012.

Proxies and voting procedures

Each outstanding share of common stock of the Corporation will entitle the holder thereof to one vote on each separate matter presented for vote at the Annual Meeting. Votes cast at the meeting and submitted by proxy are counted by the inspectors of the meeting who are appointed by the Corporation.

You can vote your shares by properly executing and returning a proxy in the enclosed form. The shares represented by such proxy will be voted at the Annual Meeting and any adjournment or postponement thereof. If you specify a choice, the proxy will be voted as specified. If no choice is specified, the shares represented by the proxy will be voted for the election of all of the director nominees named in the Proxy Statement; for the adoption, on an advisory basis, of the resolution approving the compensation of the Corporation's named executive officers, as described in the Proxy Statement under "Executive Compensation"; for the approval to increase by 850,000 shares the number of shares authorized for issuance under the Equity Plan and to approve the entire Equity Plan, as amended; for the approval of the 2012 ESPP; and in accordance with the judgment of the persons named as proxies with respect to any other matter which may come before the meeting. If you are the shareholder of record, you can also choose to vote in person at the Annual Meeting.

A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person. You are encouraged to date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon and promptly return it to the Corporation.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct how your broker votes your shares. You are also invited to attend the meeting. However, because you are not the shareholder of record, you may not vote your street name shares in person at the Annual Meeting unless you obtain a proxy executed in your favor from the holder of record. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee to vote your shares.

Quorum and voting requirements

The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes which shareholders are entitled to cast on each matter to be voted upon at the meeting will constitute a quorum for the meeting. If, however, the meeting cannot be organized because a quorum is not present, in person or by proxy, the shareholders entitled to vote and present at the meeting will have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine. Those who attend or participate at a meeting that has been previously adjourned for lack of a quorum, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

At the Annual Meeting, in connection with Proposal 1 to elect the directors, you will be entitled to cast one vote for each share held by you for each candidate nominated, but will not be entitled to cumulate your votes. Votes may be cast in favor of or withheld with respect to each candidate nominated. The eight (8) director nominees receiving the highest number of votes will be elected to the Board of Directors. Votes that are withheld will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum.

With respect to Proposal 2 regarding the advisory vote on executive compensation, while the Corporation intends to carefully consider the voting results of this proposal, the final vote is advisory in nature and therefore not binding on the Corporation, the Board of Directors or the Compensation Committee. The Board and Compensation Committee value the opinions of all of the Corporation's shareholders and will consider the outcome of this vote when making future compensation decisions for the Corporation's named executive officers.

Proposal 3 to approve an increase in the number of shares available for issuance under the Equity Plan requires, under the Corporation's Bylaws, the affirmative vote of a majority of the votes cast by those shareholders present in person or by proxy at the Annual Meeting. Any abstentions and broker non-votes will not be considered votes cast on Proposal 3 and, therefore, will have no effect.

Proposal 4 to approve the 2012 ESPP requires, under the Corporation's Bylaws, the affirmative vote of a majority of the votes cast by those shareholders present in person or by proxy at the Annual Meeting. Any abstentions and broker non-votes will not be considered votes cast on Proposal 4 and, therefore, will have no effect.

Generally, broker non-votes occur when shares held by a broker, bank or other nominee in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker, bank or other nominee (1) has not received voting instructions from the beneficial owner and (2) lacks discretionary voting power to vote those shares with respect to that particular proposal. A broker is entitled to vote shares held for a beneficial owner on "routine" matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters, such as the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2), the vote to approve an increase in the number of shares available for issuance under the Equity Plan (Proposal 3) and the vote to approve the 2012 ESPP (Proposal 4).

In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your broker, bank or other nominee was allowed to vote those shares on your behalf in the election of directors as they felt appropriate. Based on recent regulatory changes, your broker, bank or other nominee is no longer able to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your broker, bank or other nominee how to vote in the election of directors, no votes will be cast on your behalf. Broker non-votes are counted for purposes of determining whether or not a quorum exists for the transaction of business, but will not be counted for purposes of determining the number of shares represented and voted with respect to an individual proposal, and therefore will have no effect on the outcome of the vote on an individual proposal. Thus, if you do not give your broker specific voting instructions, your shares will not be voted on these "non-routine" matters and will not be counted in determining the number of shares necessary for approval.

As to all other matters properly brought before the meeting, the majority of the votes cast at the meeting, present in person or by proxy, by shareholders entitled to vote thereon will decide any question brought before the Annual Meeting, unless the question is one for which, by express provision of statute or of the Corporation's Articles of Incorporation or Bylaws, a different vote is required. Generally, abstentions and broker non-votes on these matters will have the same effect as a negative vote because under the Corporation's Bylaws, these matters require the affirmative vote of the holders of a majority of the Corporation's common stock, present in person or by proxy at the Annual Meeting. Broker non-votes and abstentions will be counted, however, for purposes of determining whether a quorum is present.

Governance of the Corporation

Board of Directors

Currently, the Board of Directors of the Corporation (the "Board of Directors" or the "Board") has eight (8) members. The Board has affirmatively determined that John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Kevin J. McGinty, Matthew J. Sullivan, J. Christopher Teets and James W. Wert are each independent directors. This constitutes more than a majority of our Board of Directors. Only independent directors serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee. The standards applied by the Board in affirmatively determining whether a director is "independent" are those objective standards set forth in the listing standards of the Nasdaq Stock Market LLC ("Nasdaq"). Daniel P. Dyer, the Corporation's Chief Executive Officer, is also a member of the Board. Mr. McGinty, a non-employee independent director, serves as the Chairman of the Board. He was elected to that position in March 2009, becoming the Corporation's first non-executive Chairman of the Board. The Board is responsible for ensuring that independent directors do not have a material relationship with us or any of our affiliates or any of our executive officers or their affiliates.

Board Leadership Structure

The Board believes that separating the roles of Chairman of the Board and Chief Executive Officer strengthens the independence of each role and enhances overall corporate governance. As a result, in March 2009, the Board elected an independent director, Kevin J. McGinty, to serve as the Board's first non-executive Chairman of the Board. The Board believes that separating the Chief Executive Officer and Chairman of the Board positions provides the Corporation with the right foundation to pursue the Corporation's objectives.

Committees

The Corporation has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

Audit Committee. The Audit Committee of the Board (the "Audit Committee") currently consists of three independent directors: Messrs. Calamari (chairman), Teets and Wert. The Board has determined that

Messrs. Calamari and Wert each qualify as an audit committee financial expert as defined under current rules and regulations of the Securities and Exchange Commission (the "SEC") and under Nasdaq listing standards, and that all the members of the Audit Committee satisfy the independence and other requirements for audit committee members under such rules, regulations and listing standards. The Audit Committee's primary purpose is to assist the Board in overseeing and reviewing: (1) the integrity of the Corporation's financial reports and financial information provided to the public and to governmental and regulatory agencies; (2) the adequacy of the Corporation's internal accounting systems and financial controls; (3) the annual independent audit of the Corporation's financial statements, including the independent registered public accountant's qualifications and independence; and (4) the Corporation's compliance with law and ethics programs as established by management and the Board. In this regard, the Audit Committee, among other things, (a) has sole authority to select, evaluate, terminate and replace the Corporation's independent registered public accountants; (b) has sole authority to approve in advance all audit and non-audit engagement fees and terms with the Corporation's independent registered public accountants; and (c) reviews the Corporation's audited financial statements, interim financial results, public filings and earnings press releases prior to issuance, filing or publication. The Board has adopted a written charter for the Audit Committee, which is accessible on the investor relations page of the Corporation's website at www.marlincorp.com. The Corporation's website is not part of this Proxy Statement and references to the Corporation's website address are intended to be inactive textual references only.

Compensation Committee. The Compensation Committee of the Board (the "Compensation Committee") currently consists of three independent directors: Messrs. DeAngelo (chairman), Grzedzinski and Wert. The functions of the Compensation Committee include: (1) evaluating the performance of the Corporation's named executive officers and approving their compensation; (2) preparing an annual report on executive compensation for inclusion in the Corporation's proxy statement; (3) reviewing and approving compensation plans, policies and programs and considering their design and competitiveness; and (4) reviewing the Corporation's non-employee independent director compensation levels and practices and recommending changes as appropriate. The Compensation Committee reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer's performance in light of those goals and objectives, and recommends to the Board the chief executive officer's compensation levels based on its evaluation. The Compensation Committee also administers the Equity Plan and will administer the 2012 ESPP. The Compensation Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

Nominating and Governance Committee. The Nominating and Governance Committee of the Board (the "Nominating Committee") currently consists of three independent directors: Messrs. Grzedzinski (chairman), DeAngelo and Sullivan. The Nominating Committee is responsible for seeking, considering and recommending to the Board qualified candidates for election as directors and proposing a slate of nominees for election as directors at the Corporation's Annual Meeting of Shareholders. The Nominating Committee is responsible for reviewing and making recommendations on matters involving general operation of the Board and its committees, and will annually recommend to the Board nominees for each committee of the Board. The Nominating Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

The Nominating Committee has determined that no one single criterion should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board. Instead, it believes that it should consider the total "skills set" of an individual. In considering potential nominees for director, the Nominating Committee will consider each potential nominee's personal abilities and qualifications, independence, knowledge, judgment, character, leadership skills, education and the diversity of such nominee's background, expertise and experience in fields and disciplines relevant to the Corporation, including financial literacy or expertise. In addition, potential nominees should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and be selected based upon contributions that they can make to the Corporation. The Nominating Committee considers all of these qualities when selecting, subject to ratification by the Board, potential nominees for director.

The Board views both demographic and geographic diversity among the directors as desirable and strives to take into account how a potential nominee for director will impact the diversity that the Board has achieved over the years.

The Nominating Committee's process for identifying and evaluating potential nominees includes soliciting recommendations from existing directors and officers of the Corporation and reviewing the Board and Committee Assessments completed by the directors. The Corporation does not currently pay any fees to third parties to assist in identifying or evaluating potential nominees, but the Corporation may seek such assistance in the future.

The Nominating Committee will also consider recommendations from shareholders regarding potential director candidates provided that such recommendations are made in compliance with the nomination procedures set forth in the Corporation's Bylaws. The procedures in the Corporation's Bylaws require the shareholder to submit written notice of the proposed nominee to the Secretary of the Corporation no less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. To be in proper form, such written notice must include, among other things, (i) the name, age, business address and residence of the proposed nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such nominee and (iv) any other information relating to the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. In addition, as to the shareholder giving the notice, the notice must also provide (a) such shareholder's name and record address, (b) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such shareholder, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other persons (including their names) pursuant to which the nominations are to be made by such shareholder, (d) a representation that such shareholder (or his or her authorized representative) intends to appear in person or by proxy at the meeting to nominate the persons named in the notice and (e) any other information relating to the shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. If the shareholder of record is not the beneficial owner of the shares, then the notice to the Secretary of the Corporation must include the name and address of the beneficial owner and the information referred to in clauses (c) and (e) above (substituting the beneficial owner for such shareholder).

Risk Management Oversight

The Corporation is subject to a variety of risks, including credit risk, liquidity risk, operational risk and market risk. The Board oversees risk management through a combination of processes. The Corporation's management has developed risk management processes intended to (1) timely identify the material risks that the Corporation faces, (2) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board committee, (3) implement appropriate and responsive risk management strategies consistent with Corporation's risk profile and (4) integrate risk management into the Corporation's decision-making. The Board regularly reviews information regarding the Corporation's credit, liquidity and operations, as well as the risks associated with each, during the Board meetings scheduled throughout the year.

The Corporation has established a Senior Credit Committee, which is comprised of its Chief Executive Officer, Chief Operating Officer, Chief Risk Officer, Chief Lending Officer, Vice President of Account Servicing and the President of the Corporation's wholly owned bank subsidiary, Marlin Business Bank. The Senior Credit Committee oversees the Corporation's comprehensive credit underwriting process. The Board has reviewed the risk management processes related to credit risk and members of the Senior Credit Committee present a report on the status of the risks and metrics used to monitor such credit risks to the Board at least annually. In addition, management provides the Board with frequent updates which include financial results, operating metrics, key initiatives and any internal or external issues affecting the organization.

Among its other duties, the Audit Committee, in consultation with the management, the independent registered public accountants and the internal auditors, discusses the Corporation's policies and guidelines regarding risk assessment and risk management, as well as the Corporation's significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. The Compensation Committee considers the risks that may be presented by the structure of the Corporation's compensation programs and the metrics used to determine individual compensation under that program. Among its other duties, the Nominating Committee develops corporate governance guidelines applicable to the Corporation and recommends such guidelines or revisions of such guidelines to the Board. The Nominating Committee reviews such guidelines at least annually and, when necessary or appropriate, recommends changes to the Board. The Board believes that the present leadership structure, along with the Corporation's corporate governance policies and procedures, permits the Board to effectively perform its role in the risk oversight of the Corporation.

Compensation Risk Assessment

As part of its oversight of the Corporation's executive compensation program, the Compensation Committee considers the impact of the Corporation's executive compensation program, and the incentives created by the compensation awards that it administers, on the Corporation's risk profile. In addition, the Corporation reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Corporation. Based on this review, the Corporation has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Corporation.

Whistleblower Procedures

The Corporation has established procedures that provide employees with the ability to make anonymous submissions directly to the Audit Committee regarding concerns about accounting or auditing matters. The independent directors that comprise the Audit Committee will review, investigate and, if appropriate, respond to each submission made. Additionally, the Corporation has reminded employees of its policy to not retaliate or take any other detrimental action against employees who make submissions in good faith.

Code of Ethics and Business Conduct

All of the Corporation's directors, officers and employees (including its senior executive, financial and accounting officers) are held accountable for adherence to the Corporation's Code of Ethics and Business Conduct (the "Code"). The Code is posted on the investor relations section of the Corporation's website at www.marlincorp.com. The purpose of the Code is to establish standards to deter wrongdoing and to promote honest and ethical behavior. The Code covers many areas of professional conduct, including compliance with laws, conflicts of interest, fair dealing, financial reporting and disclosure, confidential information and proper use of the Corporation's assets. Employees are obligated to promptly report any known or suspected violation of the Code through a variety of mechanisms made available by the Corporation. Waiver of any provision of the Code for a director or executive officer (including the senior executive, financial and accounting officers) may only be granted by the Board of Directors or the Audit Committee. The Code is available free of charge on the investor relations' page of the Corporation's website at www.marlincorp.com. We intend to post on our website any amendments and waivers to the Code that are required to be disclosed by SEC rules, or file a Form 8-K, Item 5.05, to the extent required by Nasdaq listing standards.

Board and Committee Meetings

From January 1, 2011 through December 31, 2011, there were seven meetings of the Board of Directors, seven meetings of the Audit Committee, six meetings of the Compensation Committee and three meetings of the Nominating Committee. All of our Directors attended at least 75% of the aggregate number of meetings of our Board and Board committees on which they served.

Directors are encouraged, but not required, to attend annual meetings of the Corporation's shareholders. Each director attended the Corporation's 2011 Annual Meeting of Shareholders.

Communications with the Board

Shareholders may communicate with the Board or any of the directors by sending written communications addressed to the Board or any of the directors, c/o Corporate Secretary, Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey 08054. All communications are compiled by the Corporate Secretary and forwarded to the Board or the individual director(s) accordingly.

Director Ownership Requirements

Non-employee independent directors are subject to certain ownership requirements. Each non-employee independent director is required to own 2,500 shares of stock of the Corporation (or 7,500 shares if serving as the Chairman of the Board). Restricted shares do not count toward the ownership requirement. As of March 31, 2012, all of the non-employee independent directors were in compliance with the ownership requirement except Mr. Grzedzinski, Mr. Teets and Mr. Sullivan.

Proposal 1:
Election of Directors

Nominees for Election

In general, the Corporation's directors are elected at each annual meeting of shareholders. Currently, the number of directors of the Corporation is eight (8). At the Annual Meeting, the Corporation's shareholders are being asked to elect eight (8) directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, resignation or removal. The nominees receiving the greatest number of votes at the Annual Meeting up to the number of authorized directors will be elected.

All eight (8) of the nominees for election as directors at the Annual Meeting as set forth in the following table are incumbent directors, and all of the nominees have been previously elected as directors by the Corporation's shareholders. Each of the nominees has consented to serve as a director if elected. Except to the extent that authority to vote for any directors is withheld in a proxy, shares represented by proxies will be voted for such nominees. In the event that any of the nominees for director should, before the Annual Meeting, become unable to serve if elected, shares represented by proxies will be voted for such substitute nominees as may be recommended by the Corporation's existing Board, unless other directions are given in the proxies. To the best of the Corporation's knowledge, all of the nominees will be available to serve.

For each of the eight (8) nominees for election at the Annual Meeting, set forth below is biographical and other information as of March 1, 2012 as to each nominee's positions and offices held with the Corporation, principal occupations during the past five years, directorships of public companies and other organizations held during the past five years and the specific experience, qualifications, attributes or skills that, in the opinions of the Nominating Committee and the Board of Directors, make each nominee qualified to serve as a director of the Corporation:

Name	Age	Principal Occupation	Director Since
John J. Calamari	57	Former Executive Vice President and Chief Financial Officer of J.G. Wentworth	2003
Lawrence J. DeAngelo	45	Managing Director of SunTrust Robinson Humphrey Investment Bank	2001
Daniel P. Dyer	53	CEO of Marlin Business Services Corp.	1997
Edward Grzedzinski	56	Managing Partner of GTX Partners, LLC	2006
Kevin J. McGinty	63	Managing Director of Peppertree Capital Management Inc.	1998
Matthew J. Sullivan	54	Partner with Peachtree Equity Partners	2008
J. Christopher Teets	39	Partner of Red Mountain Capital Partners LLC.	2010
James W. Wert	65	President & CEO of CM Wealth Advisors, Inc.	1998

John J. Calamari:

Biography. Mr. Calamari has been a director since November 2003. Since November 2009, Mr. Calamari has served as an independent consultant in accounting and financial matters for various clients in diverse industries. Mr. Calamari served as the Executive Vice President and Chief Financial Officer of J.G. Wentworth from March 2007 until November 2009. Prior to that time, Mr. Calamari was Senior Vice President, Corporate Controller of Radian Group Inc., where he oversaw Radian's global controllership functions, a position he held after joining Radian in September 2001. From 1999 to August 2001, Mr. Calamari was a consultant to the financial services industry, where he structured new products and strategic alliances, established financial and administrative functions and engaged in private equity financing for startup enterprises. Mr. Calamari served as Chief Accountant of Advanta from 1988 to 1998, as Chief Financial Officer of Chase Manhattan Bank Maryland and Controller of Chase Manhattan Bank (USA) from 1985 to 1988 and as Senior Manager at Peat, Marwick, Mitchell & Co. (now KPMG LLP) prior to 1985. In addition, Mr. Calamari served as a director of Advanta National Bank, Advanta Bank USA and Credit One Bank. Mr. Calamari received his undergraduate degree in accounting from St. John's University in 1976.

Qualifications. Mr. Calamari has over 34 years of banking and financial experience, including five years serving in the role of Chief Financial Officer for a bank and a financial services company. Mr. Calamari achieved the level of certified public accountant, and he has served as Chairman of the Corporation's Audit Committee since July 2004. He has seven years of past service as a director of several non-public banks and financial services companies. Mr. Calamari has also had leadership positions with various community organizations. The Board has determined that Mr. Calamari is an independent director and is financially literate and an audit committee financial expert within the meaning of applicable SEC rules. The Board views Mr. Calamari's independence, his banking and financial experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Calamari should serve as a director of the Corporation.

Lawrence J. DeAngelo:

Biography. Mr. DeAngelo has been a director since July 2001. Mr. DeAngelo is a Managing Director with SunTrust Robinson Humphrey, an investment bank based in Atlanta, Georgia. Mr. DeAngelo served as a Managing Director with Roark Capital Group, a private equity firm based in Atlanta, Georgia from 2005 until January 2010. Prior to joining Roark in 2005, Mr. DeAngelo was a Managing Director of Peachtree Equity Partners, a private equity firm based in Atlanta, Georgia. Prior to co-founding Peachtree in April 2002, Mr. DeAngelo held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, from 1996 to April 2002, the most recent of which was Managing Director. From 1995 to 1996, Mr. DeAngelo worked at Seneca Financial Group, and from 1992 to 1995, Mr. DeAngelo worked in the Corporate Finance Department at Kidder, Peabody & Co. From 1990 to 1992, Mr. DeAngelo attended business school. From 1988 to 1990, Mr. DeAngelo was a management consultant with Peterson & Co. Consulting. Mr. DeAngelo received his undergraduate degree in economics from Colgate University and his MBA from the Yale School of Management.

Qualifications. Mr. DeAngelo has over 20 years of experience as an investment banker and private equity professional, including 12 years serving in the role of Managing Director for a variety of private equity firms. He served as Chairman of the Corporation's Nominating and Governance Committee from November 2003 to March 2009, and has served as Chairman of the Corporation's Compensation Committee since March 2009. He has served as a director of 10 privately held companies. The Board has determined that Mr. DeAngelo is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. DeAngelo's independence, his investment banking and private equity experience, his experience as a director of other companies and his demonstrated leadership roles in business as important qualifications, skills and experience for the Board's conclusion that Mr. DeAngelo should serve as a director of the Corporation.

Daniel P. Dyer:

Biography. Mr. Dyer has been Chief Executive Officer since co-founding the Corporation in 1997. In December of 2006, Mr. Dyer also assumed the role of President of the Corporation. From 1986 to 1997, Mr. Dyer served in a number of positions with Advanta Business Services, including Senior Vice President and Chief Financial Officer, where he was responsible for financial, IT, strategic planning and treasury functions. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant (non-active status).

Qualifications. Mr. Dyer has over 28 years of experience in financial services, including 25 years experience in the equipment leasing industry. Mr. Dyer is co-founder of the Corporation and has served as Chairman of the Corporation's Board of Directors from the Corporation's inception in 1997 to March 2009, and he has served as the Corporation's Chief Executive Officer since 1997. He has seven years of past service as a director of privately held companies. Mr. Dyer has also held leadership positions with various community organizations and industry related organizations including the Equipment Leasing and Finance Association's Industry Futures Council and Foundation. The Board views Mr. Dyer's leadership ability along with his significant industry knowledge and broad financial services expertise as important qualifications, skills and experience for the Board's conclusion that Mr. Dyer should serve as a director of the Corporation.

Edward Grzedzinski:

Biography. Mr. Grzedzinski has been a director since May 2006. Mr. Grzedzinski is a Managing Partner of GTX Partners LLC, a provider of information security and payment card industry compliance services. Mr. Grzedzinski served as the Chairman and Chief Executive Officer of NOVA Corporation from September 1995 to November 2004, and Vice Chairman of US Bancorp from July 2001 to November 2004. Mr. Grzedzinski has over 25 years of experience in the electronic payments industry and co-founded the predecessor of NOVA Corporation, NOVA Information Systems, in 1991. Mr. Grzedzinski served as a member of the Managing Committee of US Bancorp, and was a member of the Board of Directors of US Bank, N.A. Mr. Grzedzinski also

served as Chairman of euroConex Technologies, Limited, a European payment processor owned by US Bancorp, until November 2004 and was a member of the Board of Directors of Indus International Inc., a global provider of enterprise asset management products and services, until October 2004. Mr. Grzedzinski was also Chairman of Veracity Payment Solutions, Inc., a payment processing and information services company, from 2007 until 2011 and is a director of Neenah Paper, Inc.

Qualifications. Mr. Grzedzinski has over 25 years of experience in leadership roles with financial services companies, including 10 years serving in the role of Chief Executive Officer for an electronic payment services company. Mr. Grzedzinski has served as Chairman of the Corporation's Nominating Committee since March 2009. He has eight years of service as a director of public companies, and has also spent over five years serving on the boards of several non-public financial services companies. Mr. Grzedzinski has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Grzedzinski is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. Grzedzinski's independence, his financial services experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Grzedzinski should serve as a director of the Corporation.

Kevin J. McGinty:

Biography. Mr. McGinty has been a director since February 1998 and has served as non-executive Chairman of the Board of Directors of the Corporation since March 2009. Mr. McGinty is Managing Director of Peppertree Capital Management, Inc. ("Peppertree"), a private equity fund management firm. Prior to founding Peppertree in January 2000, Mr. McGinty served as a Managing Director of Primus Venture Partners during the period from 1990 to December 1999. In both organizations Mr. McGinty was involved in private equity investing, both as a principal and as a limited partner. From 1970 to 1990, Mr. McGinty was employed by Society National Bank, now KeyBank, N.A., where in his final position he was an Executive Vice President. Mr. McGinty received his undergraduate degree in economics from Ohio Wesleyan University and his MBA in finance from Cleveland State University.

Qualifications. Mr. McGinty has over 40 years of experience in the banking and private equity industries, including 20 years as an officer of a bank and over 20 years serving in the role of Managing Director for a variety of private equity firms. He served as Chairman of the Corporation's Compensation Committee from November 2003 to March 2009, and has served as Chairman of the Corporation's Board of Directors since March 2009. He has 25 years of past service as a director of privately held companies. Mr. McGinty has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. McGinty is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. McGinty's independence, his banking experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. McGinty should serve as a director of the Corporation.

Matthew J. Sullivan:

Biography. Mr. Sullivan has been a director since April 2008. Mr. Sullivan is a Partner with Peachtree Equity Partners ("Peachtree"), a private equity investment firm. Mr. Sullivan co-founded Peachtree in 2002. From 1994 to 2002, Mr. Sullivan held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, the most recent of which was Managing Director. From 1983 to 1994, Mr. Sullivan worked in the Corporate Finance Department at Kidder, Peabody & Co. and previously with Arthur Andersen & Company where he earned his certified public accountant license (currently non-active status). Mr. Sullivan received his undergraduate degree in finance from the University of Pennsylvania and his MBA from Harvard Business School.

Qualifications. Mr. Sullivan has over 20 years of experience as an investment banker and private equity professional, including over 10 years serving in the role of Managing Director for a variety of private equity firms. He has over 10 years of past service as a director of privately held companies. Mr. Sullivan has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Sullivan is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. Sullivan's independence, his investment banking and private equity experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Sullivan should serve as a director of the Corporation.

J. Christopher Teets:

Biography. Mr. Teets has been a director since May 2010. Mr. Teets has served as a Partner of Red Mountain Capital Partners LLC ("Red Mountain"), an investment firm, since February 2005. Before joining Red Mountain in 2005, Mr. Teets was an investment banker at Goldman Sachs & Co. Prior joining Goldman Sachs in 2000, Mr. Teets worked in the investment banking division of Citigroup. Mr. Teets has served as a director of Air Transport Services Group, Inc. since February 2009 and has served as a director of Encore Capital Group, Inc. since May 2007. Mr. Teets also served as a director of Affirmative Insurance Holdings, Inc. from August 2008 until September 2011. Mr. Teets holds a bachelor's degree from Occidental College and an MSc degree from the London School of Economics.

Qualifications. Mr. Teets has over 14 years of experience as an investment banker and investment professional, which includes advising and investing in financial institutions. Mr. Teets' experience also includes seven years serving as a Partner for an investment firm. He has five years of service as a director of other public companies and currently sits on the boards of two such companies. The Board has determined that Mr. Teets is an independent director, and is financially literate. The Board views Mr. Teets' independence, his investment banking and public and private investing experience, his experience with financial institutions, his experience as a director of other public companies and his demonstrated leadership roles in business as important qualifications, skills and experience for the Board's conclusion that Mr. Teets should serve as a director of the Corporation.

James W. Wert:

Biography. Mr. Wert has been a director since February 1998. Mr. Wert is President and CEO of CM Wealth Advisors, Inc. f/k/a Clanco Management Corp., which is a wealth management and investment advisory firm headquartered in Cleveland, Ohio. Prior to joining Clanco in May 2000, Mr. Wert served as Chief Financial Officer and then Chief Investment Officer of KeyCorp, a financial services company based in Cleveland, Ohio, and its predecessor, Society Corporation, until 1996, holding a variety of capital markets and corporate banking leadership positions spanning his 25 year banking career. Mr. Wert received his undergraduate degree in finance from Michigan State University in 1971 and completed the Stanford University Executive Program in 1982. Mr. Wert also serves as Vice Chairman and Director of Park-Ohio Holdings Corp.

Qualifications. Mr. Wert has over 25 years of experience in the banking and financial services industries, including 20 years as a senior officer of a bank. He served as Chairman of the Corporation's Audit Committee from November 2003 to July 2004. He has 19 years of service as a director of public companies, and has also spent 16 years serving on the boards of several non-public entities. Mr. Wert has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Wert is an independent director and is financially literate and an audit committee financial expert within the meaning of applicable SEC rules. The Board views Mr. Wert's independence, his banking and financial services experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Wert should serve as a director of the Corporation.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board recommends that the shareholders vote **"FOR"** the eight (8) nominees listed above. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Proposal 2:

Non-Binding Advisory Vote on Executive Compensation

The following proposal gives the Corporation's shareholders the opportunity to vote to approve or not approve, on an advisory basis, the compensation of the Corporation's named executive officers. This vote is provided as required by Section 14A of the Securities Exchange Act of 1934, as amended. Accordingly, for the reasons discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Corporation is asking its shareholders to vote "FOR" the adoption of the following resolution:

> "RESOLVED, that the compensation paid to the named executive officers of Marlin Business Services Corp. ("Marlin"), as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion as disclosed in Marlin's Proxy Statement for the 2012 Annual Meeting of Shareholders, is hereby approved."

While the Corporation intends to carefully consider the voting results of this proposal, the final vote is advisory in nature and therefore not binding on the Corporation, the Board of Directors or the Compensation Committee. The Board and Compensation Committee value the opinions of all of the Corporation's shareholders and will consider the outcome of this vote when making future compensation decisions for the Corporation's named executive officers.

As described in detail under "Compensation Discussion and Analysis" in this Proxy Statement, our executive compensation program is designed to reward the achievement of specific annual, long-term and strategic goals by the Corporation and to align executives' interests with those of the Corporation's shareholders by rewarding performance against established goals, with the ultimate objective of improving shareholder value. The Compensation Committee of the Board of Directors evaluates both performance and compensation to ensure that the Corporation maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive in the marketplace. To that end, we believe that our compensation program, with its balance of short-term incentives (including cash compensation) and long-term incentives (including equity-based compensation), and share ownership guidelines reward sustained performance that is measured against established goals and aligned with long-term shareholder interests. Shareholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors recommends a vote "FOR" the adoption of the above resolution indicating approval, on an advisory basis, of the compensation of the Corporation's named executive officers.

Proposal 3:

Approval of Increase in Number of Shares Authorized Under the Corporation's 2003 Equity Compensation Plan, as Amended and Approval of the Corporation's 2003 Equity Compensation Plan, as Amended

On January 26, 2012, the Board adopted, subject to shareholder approval at the Annual Meeting, an amendment to the Corporation's 2003 Equity Compensation Plan, as Amended (the "Equity Plan") that would increase the total number of shares of our common stock authorized for issuance under the Equity Plan from 3,300,000 shares to 4,150,000 shares, an increase of 850,000 shares. The Board has directed that the proposal to increase the number of shares available for issuance under the Equity Plan be submitted to our shareholders for their approval at the Annual Meeting. In addition, the Corporation's shareholders are being asked to approve the entire Equity Plan, as amended. Shareholder approval of the increase in shares authorized for issuance under the Equity Plan, as well as of the entire Equity Plan, as amended, is being sought (i) so that compensation attributable to grants under the Equity Plan may continue to qualify for an exemption from the $1,000,000 deduction limit under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") (see discussion of Section 162(m) under "Federal Income Tax Consequences" below), and (ii) in order for incentive stock options to meet the requirements of the Code. As of March 1, 2012, there were 180,374 shares of common stock available for future grants under the Equity Plan. As of March 1, 2012, a net total of 3,119,626 stock option and restricted stock awards had been granted under the Equity Plan. Of the 180,374 shares of common stock available for future grants under the Equity Plan as of March 1, 2012, only 27,402 were eligible for issuance as stock awards ("Stock Awards"), stock units ("Stock Units") or other equity-based awards ("Other Equity Awards"). If the amendment to the Equity Plan to increase the number of shares of common stock authorized to be issued under the Equity Plan is approved, the total number of shares of common stock that may be issued under the Plan will be 4,150,000 shares of common stock, meaning that 1,030,374 shares of common stock will be available for grants under the Equity Plan, of which 877,402 will be eligible for issuance as Stock Awards, Stock Units or Other Equity Awards.

The Board believes that the number of shares currently available for issuance under the Equity Plan is not sufficient in view of our compensation structure and strategy. The Board has concluded that our ability to attract, retain and motivate top quality management and employees is material to our success and would be enhanced by our continued ability to grant equity compensation under the Equity Plan. In addition, the Board believes that our interests and the interests of our shareholders will be advanced if we can continue to offer our employees, advisors, consultants and non-employee directors the opportunity to acquire or increase their proprietary interests in us. The Board believes that the availability of the additional 850,000 shares will ensure that we continue to have a sufficient number of shares authorized for issuance under the Equity Plan.

The material terms of the Equity Plan are summarized below. A copy of the proposed amendment to the Plan is attached as Appendix A to this Proxy. The full text of the Equity Plan is contained in Appendix B to this Proxy. The summary of the Equity Plan below is not intended to be a complete description of the Equity Plan. This summary is qualified in its entirety by the actual text of the Equity Plan to which reference is made.

Material Features of the Equity Plan

General

The Equity Plan initially became effective on October 12, 2003 and provides for the grant of nonqualified stock options ("NQSOs"), incentive stock options ("ISOs", and together with NQSOs, "Options"), stock appreciation rights ("SARs"), dividend equivalents ("Dividend Equivalents"), Stock Awards, Stock Units, and Other Equity Awards.

The Equity Plan currently authorizes the issuance of 3,300,000 shares of common stock; provided, however, that not more than 1,650,000 shares shall be available for issuance as Stock Awards, Stock Units and Other Equity Awards. The Corporation's shareholders are being asked to consider and approve a proposal that would,

commencing on the date of the Annual Meeting, increase the number of shares of common stock currently available for grants under the Equity Plan by 850,000 shares, all of which will be available for issuance as Stock Awards, Stock Units, and Other Equity Awards, so that the total number of shares of common stock that may be granted under the Plan will be 4,150,000, of which 2,500,000 shall be available for issuance as Stock Awards, Stock Units and Other Equity Awards. If the amendment to the Equity Plan to increase the total number of shares of common stock available for issuance under the Equity Plan is approved, 1,030,374 shares of common stock will be available for grants under the Equity Plan, of which 877,402 will be eligible for issuance as Stock Awards, Stock Units or Other Equity Awards. The Equity Plan provides that the maximum number of shares of common stock that may be subject to grants to any individual in any calendar year is 200,000 shares.

If any grant terminates, expires or is canceled, forfeited, exchanged or surrendered without having been exercised or if any Stock Awards, Stock Units, or Other Equity Awards are forfeited, the shares subject to such grants shall again be available for purposes of the Equity Plan. If certain extraordinary events affecting the Corporation's common stock occur, the Compensation Committee may make adjustments to the total number of shares of common stock available for grants under the Equity Plan, the maximum number of shares of common stock that may be awarded under the Equity Plan to an individual in any year, the number and kind of shares of common stock covered by outstanding grants, the kind of shares to be issued or transferred under the Equity Plan, and the price per share of the grants.

Administration. The Equity Plan is administered and interpreted by the Compensation Committee. However, the Board will approve and administer all grants to non-employee directors. The Compensation Committee may delegate its authority under the Equity Plan to a subcommittee. The Compensation Committee of the Board currently consists of Messrs. DeAngelo (chairman), Grzedzinski and Wert, each of whom is a non-employee and outside director. The Compensation Committee shall have the sole authority to (i) determine the individuals to whom grants shall be made under the Equity Plan, (ii) determine the type, size and terms of the grants to be made to each such individual, (iii) determine the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms of any previously issued grant, and (v) deal with any other matters arising under the Equity Plan.

Eligibility for Participation. All employees of the Corporation and its subsidiaries ("Employees"), including Employees who are officers or members of the Board, and members of the Board who are not Employees ("Non-Employee Directors") are eligible to participate in the Equity Plan. Consultants and advisors who perform services for the Corporation or any of its subsidiaries ("Key Advisors") shall also be eligible to participate in the Equity Plan, subject to certain conditions set forth in the Equity Plan. The Employees, Non-Employee Directors and Key Advisors are collectively referred to herein as "Grantees."

Types of Grants

Options. The Compensation Committee may grant to a Grantee Options intended to qualify as ISOs, within the meaning of Section 422 of the Code, or NQSOs that are not intended to qualify as ISOs, or any combination of ISOs and NQSOs. Options become exercisable according to the terms and conditions determined by the Compensation Committee and set forth in the grant instrument. The Compensation Committee may accelerate the exercisability of any or all outstanding Options at any time for any reason.

The exercise price per share subject to an Option will be determined by the Compensation Committee and will be equal to or greater than the fair market value of the Corporation's shares of common stock on the date of grant. The Compensation Committee also determines the term of each Option, up to a maximum ten-year term. If the Grantee of an ISO is a person who holds more than ten percent of the total combined voting power of all classes of the Corporation's outstanding shares, the term may not exceed five years from the date of grant and the exercise price cannot be less than 110% of the fair market value of the shares of common stock on the date of grant.

Grantees may pay the exercise price of an Option: (i) in cash, (ii) by delivering to the Corporation shares of common stock owned by the Grantee and having a fair market value on the date of exercise equal to part or all of

the exercise price of the Option or by attestation to ownership of such shares, (iii) by payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, or (iv) by such other method approved by the Compensation Committee.

Stock Awards. The Compensation Committee may issue or transfer shares of common stock to a Grantee under a Stock Award upon such terms as the Committee deems appropriate. The Compensation Committee may require that Grantees pay consideration for the Stock Awards and may establish conditions under which restrictions on Stock Awards lapse over a period of time or according to such other criteria as the Committee determines appropriate. The Compensation Committee shall determine the number of shares of common stock to be issued or transferred pursuant to a Stock Award and the restrictions applicable to such shares. Unless the Compensation Committee determines otherwise, during the restriction period, the Grantee will have the right to vote the shares of common stock subject to the Stock Award and to receive any dividends or other distributions paid on such shares, subject to any restrictions determined appropriate by the Compensation Committee.

Stock Appreciation Rights. The Compensation Committee may grant SARs to a Grantee separately or in tandem with any Option. The base amount of each SAR shall be established by the Compensation Committee at the time the SAR is granted and, unless the Committee determines otherwise, the base amount of each SAR shall equal the per share exercise price of the related Option or, if there is no related Option, the fair market value of the Corporation's common stock on the date of the grant of the SAR. Upon exercise of a SAR, the Grantee will receive an amount equal to the excess of the fair market value of the Corporation's common stock on the date of exercise over the base amount of the SAR set forth in the grant instrument. Such payment to the Grantee will be in cash, in common stock of the Corporation or a combination of cash and common stock, as determined by the Compensation Committee. The Compensation Committee will also determine the period when SARs vest and become exercisable and whether SARs will be granted in connection with, or independently of, any Options. The Compensation Committee may accelerate the exercisability of any or all outstanding SARs at any time for any reason. SARs may be exercised while the Grantee is employed by or providing service to the Corporation or within a specified period of time after termination of such service or employment.

Stock Units. The Compensation Committee may grant phantom units representing one or more shares of common stock to a Grantee upon such terms as the Committee deems appropriate. Each Stock Unit shall represent the right of the Grantee to receive an amount based on the value of a share of common stock, if specified conditions are met, or under other circumstances. The Compensation Committee determines the number of Stock Units that will be granted, the requirements applicable to the Stock Units and any other terms and conditions of the Stock Unit. Payments with respect to Stock Units will be paid to the Grantee in cash, the Corporation's common stock or a combination of cash and common stock, as determined by the Compensation Committee.

Other Equity Awards. The Compensation Committee may grant Other Equity Awards that are awards (other than Options, SARs, Stock Awards, Stock Units or Dividend Equivalents) that are based on, measured by or payable in the Corporation's common stock to any Grantee, on such terms and conditions as the Committee shall determine. These Other Equity Awards may be awarded subject to the achievement of performance goals or other conditions and are payable in cash, the Corporation's common stock or any combination of cash and common stock. The terms and conditions for these Other Equity Awards will be determined by the Compensation Committee.

Dividend Equivalents. The Compensation Committee may include in a grant instrument with respect to any grant a Dividend Equivalent right entitling the Grantee to receive amounts equal to the ordinary dividends that would be paid, during the time the grant is outstanding and unexercised, on the shares of the Corporation's common stock covered by the grant as if such shares were then outstanding. The Compensation Committee determines whether Dividend Equivalents shall be paid currently or credited to a bookkeeping account as a dollar amount or in the form of Stock Units. The terms and conditions of Dividend Equivalents are determined by the Compensation Committee.

Qualified Performance-Based Compensation

The Compensation Committee may determine that Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards granted to an Employee shall be considered "qualified performance-based compensation" under section 162(m) of the Code. When Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards that are to be considered "qualified performance-based compensation" are granted, the Compensation Committee shall establish in writing (i) the objective performance goals that must be met, (ii) the performance period during which the performance goals must be met, (iii) the threshold, target and maximum amounts that may be paid if the performance goals are met, and (iv) any other conditions that the Committee deems appropriate and consistent with the Equity Plan and Section 162(m) of the Code, including the employment requirements and payment terms. The performance goals may relate to the Employee's business unit or the performance of the Corporation and its subsidiaries as a whole, or any combination of the foregoing. The Compensation Committee shall use objectively determinable performance goals based on one or more of the following criteria: total shareholder return; total shareholder return as compared to total shareholder return of comparable companies or a publicly available index; net income; pretax earnings; earnings before interest expense and taxes (EBIT); earnings before interest expense, taxes, depreciation and amortization (EBITDA); earnings per share; return on equity; return on assets; revenues; asset growth; operating ratios; access to and availability of funding; or asset quality.

The Compensation Committee shall establish the performance goals in writing either before the beginning of the performance period or during a period ending no later than the earlier of (i) 90 days after the beginning of the performance period or (ii) the date on which 25% of the performance period has been completed, or such other date as may be required or permitted under applicable regulations under section 162(m) of the Code. The performance goals shall satisfy the requirements for "qualified performance-based compensation," including the requirement that the achievement of the goals be substantially uncertain at the time they are established and that the goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the performance goals have been met. The Compensation Committee shall not have discretion to increase the amount of compensation that is payable upon achievement of the designated performance goals.

The maximum number of shares of the Corporation's common stock that may be subject to grants made to an individual during a calendar year shall not exceed 200,000 shares. If Dividend Equivalents are granted as "qualified performance-based compensation," the maximum amount of Dividend Equivalents that may be credited to the Employee's account in a calendar year is $250,000.

Announcement of Grants

The Compensation Committee shall certify and announce the results for each performance period to all Grantees immediately following the announcement of the Corporation's financial results for the performance period. If and to the extent that the Compensation Committee does not certify that the performance goals have been met, the grants of Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards for the performance period shall be forfeited or shall not be made, as applicable. Any grants that are to be paid as a result of achievement of performance goals shall be paid as specified in the grant instrument.

Deferrals

The Compensation Committee may permit or require a Grantee to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to such Grantee in connection with any grant under the Equity Plan. If any such deferral election is permitted or required, the Compensation Committee shall establish rules and procedures for such deferrals.

Change of Control of the Corporation

Upon a Change of Control (as defined in the Equity Plan), (i) the Corporation shall provide each Grantee with outstanding grants written notice of such Change of Control, (ii) all outstanding Options and SARs shall

automatically accelerate and become fully exercisable, (iii) the restrictions and conditions on all outstanding Stock Awards shall immediately lapse, and (iv) all Grantees holding Stock Units, Dividend Equivalents and Other Equity Awards shall receive a payment in settlement of such Stock Units, Dividend Equivalents and Other Equity Awards in an amount determined by the Compensation Committee.

Assumption of Grants. Upon a Change of Control where the Corporation is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Compensation Committee determines otherwise, all outstanding Options and SARs that are not exercised shall be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding grants shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

Other Alternatives. Notwithstanding the foregoing, in the event of a Change of Control, unless the Grantee's employment agreement, if any, with the Corporation provides otherwise, the Compensation Committee may take one or both of the following actions with respect to any or all outstanding Options and SARs: the Committee may (i) require that Grantees surrender their outstanding Options and SARs in exchange for a payment by the Corporation, in cash or the Corporation's common stock as determined by the Committee, in an amount equal to the amount by which the then fair market value of the shares of the Corporation's common stock subject to the Grantee's unexercised Options and SARs exceeds the exercise price of the Options or the base amount of the SARs, as applicable, or (ii) after giving Grantees an opportunity to exercise their outstanding Options and SARs, terminate any or all unexercised Options and SARs at such time as the Committee deems appropriate. Such surrender or termination shall take place as of the date of the Change of Control or such other date as the Committee may specify.

Shareholder Approval for Qualified Performance-Based Compensation

If Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards are granted as qualified performance-based compensation under section 162(m) of the Code, the Equity Plan must be re-approved by the Company's shareholders no later than the first shareholder meeting that occurs in the fifth year following the year in which the shareholders previously approved the Equity Plan.

Amendment and Termination of the Equity Plan

The Board may amend or terminate the Equity Plan at any time; provided, however, that the Board shall not amend the Equity Plan without shareholder approval if such approval is required in order to comply with the Code or applicable laws or to comply with applicable stock exchange requirements. The Equity Plan shall terminate on the day immediately preceding the tenth anniversary of its effective date, unless the Equity Plan is terminated earlier by the Board or is extended by the Board with the approval of the shareholders.

Grants under the Equity Plan

As of March 1, 2012, there were 180,374 shares of common stock available for future grants under the Equity Plan, of which only 27,402 were eligible for issuance as Stock Awards, Stock Units or Other Equity Awards. As of March 1, 2012, a net total of 3,119,626 Options and Stock Awards had been granted under the Equity Plan. No SARs, Stock Units, Dividend Equivalents or Other Equity Awards have been granted under the Equity Plan. If the amendment to the Equity Plan to increase the number of shares of common stock available to be issued under the Equity Plan is approved, 1,030,374 shares of common stock will be available for grants under the Equity Plan, of which 877,402 will be eligible for issuance as Stock Awards, Stock Units or Other Equity Awards.

No grants have been made under the Equity Plan that are subject to shareholder approval at the Annual Meeting. It is not possible at present to predict the number of grants that will be made or who will receive any such grants under the Equity Plan after the Annual Meeting.

Federal Income Tax Consequences

The federal income tax consequences of grants under the Equity Plan will depend on the type of grant. The following description provides only a general description of the application of federal income tax laws to grants under the Equity Plan. This discussion is intended for the information of shareholders considering how to vote at the Annual Meeting and not as tax guidance to Grantees, as the consequences may vary with the types of grants made, the identity of the Grantees and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local, or foreign tax laws.

From the Grantee's standpoint, as a general rule, ordinary income will be recognized at the time of delivery of shares of common stock or payment of cash under the Equity Plan. Future appreciation on shares of common stock held beyond the ordinary income recognition event will be taxable as capital gain when the shares of common stock are sold. As a general rule, the Corporation will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the recipient, and the Corporation will not be entitled to any tax deduction with respect to capital gain income recognized by the grantee.

Exceptions to these general rules arise under the following circumstances:

(i) If shares of common stock, when delivered, are subject to a substantial risk of forfeiture by reason of any employment or performance-related condition, ordinary income taxation and the Corporation's tax deduction will be delayed until the risk of forfeiture lapses, unless the Grantee makes a special election to accelerate taxation under section 83(b) of the Code.

(ii) If an employee exercises an Option that qualifies as an ISO, no ordinary income will be recognized, and the Corporation will not be entitled to any tax deduction, if shares of common stock acquired upon exercise of the Option are held until the later of (A) one year from the date of exercise and (B) two years from the date of grant. However, if the employee disposes of the shares acquired upon exercise of an ISO before satisfying both holding period requirements, the employee will recognize ordinary income to the extent of the difference between the fair market value of the shares on the date of exercise (or the amount realized on the disposition, if less) and the exercise price, and the Corporation will be entitled to a tax deduction in that amount. The gain, if any, in excess of the amount recognized as ordinary income will be long-term or short-term capital gain, depending upon the length of time the employee held the shares before the disposition.

(iii) A grant may be subject to a 20% tax, in addition to ordinary income tax, at the time the grant becomes vested, plus interest, if the grant constitutes deferred compensation under section 409A of the Code and the requirements of section 409A of the Code are not satisfied.

Section 162(m) of the Code generally disallows a publicly-held corporation's tax deduction for compensation paid to its chief executive officer or any of its four other most highly compensated officers in excess of $1 million in any year. Qualified performance-based compensation is excluded from the $1 million deductibility limit, and therefore remains fully deductible by the corporation that pays it. We intend that Options and SARs granted under the Equity Plan will be qualified performance-based compensation. Stock Units, Stock Awards, Dividend Equivalents, and Other Equity Awards granted under the Equity Plan may be designated as qualified performance-based compensation if the Compensation Committee conditions such grants on the achievement of specific performance goals in accordance with the requirements of section 162(m) of the Code.

Under the Equity Plan, we have the right to require that Grantees pay to us an amount necessary for us to satisfy our federal, state or local tax withholding obligations with respect to grants. We may withhold from other amounts payable to a Grantee an amount necessary to satisfy these obligations. The Compensation Committee may permit a Grantee to satisfy our withholding obligation with respect to grants paid in common stock by having shares withheld, at the time the grants become taxable, provided that the number of shares withheld does not exceed the individual's minimum applicable withholding tax rate for federal, state and local tax liabilities.

Recommendation of the Board

The Board recommends that the shareholders vote **"FOR"** the approval of an increase in the number of shares authorized under the Corporation's 2003 Equity Compensation Plan and the approval of the Corporation's 2003 Equity Compensation Plan, as Amended. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Proposal 4:
Approval of the Corporation's 2012 Employee Stock Purchase Plan

On December 31, 2011, the Corporation's 2003 Employee Stock Purchase Plan (the "2003 Plan") terminated by its terms as the remaining shares available for purchase under the 2003 Plan were purchased under the 2003 Plan on such date. As a result of the termination of the 2003 Plan, on January 26, 2012, the Board accepted the recommendation of management, subject to shareholder approval at the Annual Meeting, to adopt a new Employee Stock Purchase Plan (the "2012 ESPP"). The Board has directed that the proposal to adopt the 2012 ESPP and authorize for issuance 140,000 shares thereunder be submitted to our shareholders for their approval at the Annual Meeting. If approved by our shareholders, the 2012 ESPP will be effective on May 24, 2012.

The Board has concluded that the Corporation's ability to attract, retain and motivate top quality employees is material to the Corporation's success and would be enhanced by the Corporation's continued ability to offer an employee stock purchase plan. In addition, the Board believes that the Corporation's interests and the interests of the Corporation's shareholders will be advanced if the Corporation can continue to offer employees the opportunity to acquire, or increase, their ownership interests in the Corporation through an employee stock purchase plan. Shareholder approval of the 2012 ESPP is being sought in order for the 2012 ESPP to meet the requirements of Section 423 of the Internal Revenue Code and to comply with the listing maintenance standards of the NASDAQ Stock Market.

The material terms of the 2012 ESPP are summarized below. This summary of the 2012 ESPP is not intended to be a complete description of the 2012 ESPP, and is qualified in its entirety by the actual text of the 2012 ESPP attached to this Proxy Statement as Appendix C.

Material Features of the 2012 Employee Stock Purchase Plan

Purpose. The purpose of the 2012 ESPP is to provide participating employees the opportunity to have an ownership interest in the Corporation through an after-tax payroll deduction-based plan.

Administration. The 2012 ESPP will be administered by the plan administrator, which is a committee appointed by the Board. The Board has designated the Compensation Committee as the plan administrator for the 2012 ESPP. Currently, there are three members on the Compensation Committee, each of whom is a non-employee member of the Board. Compensation Committee members serve until their resignation or removal by the Board. As the plan administrator, the Compensation Committee has full discretion to interpret and construe any provision of the 2012 ESPP and to adopt such rules and regulations for administering the 2012 ESPP as it deems necessary. Decisions of the Compensation Committee are final and binding on all parties having an interest in the 2012 ESPP.

Shares Available for Issuance Under the 2012 ESPP. We have reserved 140,000 shares of common stock for issuance under the 2012 ESPP. The foregoing share limit is subject to adjustments in certain circumstances described below.

Adjustments. In connection with stock splits, reverse stock splits, stock dividends, spinoff, recapitalizations, combination of shares, exchange of shares and other events affecting the Corporation's common stock, the

Compensation Committee will make equitable adjustments to the maximum number and class of securities issuable under the 2012 ESPP, the maximum number and class of securities purchasable per participant on any purchase date, the maximum number and class of securities purchasable in total by all participants on any purchase date and the number and class of securities and the price per share in effect under each outstanding option, in order to prevent the dilution or enlargement of benefits thereunder.

Eligibility. An eligible employee will be eligible to participate in the 2012 ESPP if, as of the start date of an offering period, the employee is employed by the Corporation or a participating employer as an employee (and not as an independent contractor), and the employee's customary employment is for more than 20 hours per week and more than five months during the calendar year. However, because of requirements under the Internal Revenue Code, an employee will not be eligible to participate in the 2012 ESPP if the employee owns 5% or more of the total combined voting power or value of all the classes of the Corporation's stock or any of the Corporation's subsidiaries. For purposes of determining who is a 5% percent owner, attribution of ownership rules apply, and shares of stock subject to outstanding options are taken into account. None of the Corporation's non-employee directors are eligible to participate in the 2012 ESPP.

Offering Periods. Under the 2012 ESPP, each eligible employee is granted an option to purchase shares of the Corporation's common stock during an offering period. Each offering period will generally be a period of 12 months, with one or more purchase intervals that will generally occur every six months during the offering period. Subject to shareholder approval of the 2012 ESPP, the first offering period will begin on July 2, 2012, and will end on the last business day in June 2013. A new offering period will begin on January 2, 2013 and the first business day of each subsequent July and January, until the 2012 ESPP terminates. Each offering period will continue for 12 months and will end on the last business day of the 12-month period. The Compensation Committee may shorten the length of each offering period prior to the start date of such offering period.

Participation. If an eligible employee elects to participate in the 2012 ESPP, on the first day of the offering period they will be granted a purchase right to purchase shares of the Corporation's common stock under the 2012 ESPP. The purchase right will continue in effect during the offering period and will be exercised on the last business day of each purchase interval, which is the purchase date. On each purchase date the eligible employee will automatically be deemed to have exercised the employee's purchase right to purchase whole shares of stock with their accumulated payroll deductions for the purchase interval, unless the eligible employee notifies the Compensation Committee in advance of his or her desire not to make such a purchase. No fees, commissions, or other expenses will be charged to an eligible employee when the employee purchases stock under the 2012 ESPP.

The purchase price for shares of the Corporation's common stock purchased under the 2012 ESPP will be the lower of (i) 95% of the closing selling price of the Corporation's common stock on the first day of the offering period or (ii) 95% of the closing selling price per share of the Corporation's common stock on the purchase date, unless the Compensation Committee determines otherwise prior to the beginning of the particular offering period.

The number of shares that will be purchased for each eligible employee participant on a purchase date will depend on the purchase price of the shares and the total amount of payroll deductions during the purchase interval ending on that purchase date. For example, if the purchase price is $10 per share and an eligible employee has $500 of accumulated payroll deductions on the purchase date, the eligible employee will purchase 50 shares.

Payroll Deductions. Eligible employees will indicate via a payroll deduction authorization form, the portion of compensation (in whole percentage amounts from 1% to 10%) to have deducted from pay, on an after-tax basis, for the purchase of stock under the 2012 ESPP. At any time during the offering period, the eligible employee may reduce the rate of payroll deductions by filing the appropriate form with the Compensation Committee. An

eligible employee is limited to one such reduction per offering period. An eligible employee may, prior to the commencement of a purchase interval within an offering period increase the rate of payroll deductions by filing the appropriate form with the Compensation Committee prior to the commencement of the purchase interval.

For purposes of the 2012 ESPP, "compensation" means an eligible employee's regular base salary paid during the period of participation in an offering period, plus all overtime payments, commissions, profit-sharing distributions or other incentive-type payments received during such period. An eligible employee's compensation will be determined before giving effect to any compensation reductions made in connection with plans described in section 401(k), 125 or 132(f) of the Internal Revenue Code or as a result of any income or employment tax withholdings. Compensation does not include any contributions made on behalf of an eligible employee by the eligible employee's employer to any employee benefit or welfare plan. Contributions to the 2012 ESPP are treated as general assets of the Corporation and are not held in trust. No interest is credited to the amounts eligible employees contribute to the 2012 ESPP.

Maximum Number of Purchasable Shares. Only whole shares of the Corporation's common stock will be purchased. Unless the Compensation Committee determines otherwise prior to the beginning of the offering period, an eligible employee may not purchase more than 900 shares of the Corporation's common stock on any purchase date, subject to periodic adjustments in the event of certain changes in the Corporation's capitalization. In addition, unless the Compensation Committee determines otherwise prior to the beginning of the offering period, the maximum number of shares that all eligible employees in the 2012 ESPP may purchase, in the aggregate, on any purchase date is 50,000 shares, subject to periodic adjustments in the event of certain changes in the Corporation's capitalization. An eligible employee may not purchase a share of stock for a purchase interval after the expiration of the purchase date of the offering.

Further, as a result of Internal Revenue Code restrictions, an eligible employee may not purchase shares of the Corporation's common stock having more than an aggregate market value of $25,000, determined at the beginning of each offering period, under the 2012 ESPP during any calendar year. Moreover, an eligible employee will not be granted purchase rights under the 2012 ESPP if, immediately after the grant, they would own or hold outstanding options or other rights to purchase stock possessing 5% or more of the total combined voting power or value of all classes of the Corporation's stock or any subsidiary. If a purchase right is outstanding in more than one calendar year, the common stock purchased will be applied first against the $25,000 limitation for the earliest year the purchase right was outstanding, and then against the $25,000 limitation for each succeeding year, in order.

Excess Payroll Deductions after a Purchase Date. If any of an eligible employee's payroll deductions are not applied to the purchase of shares of the Corporation's common stock on any purchase date under the 2012 ESPP because they are not sufficient to purchase a whole share of the Corporation's common stock, such excess amounts will be held for purchase of common stock on the next purchase date. However, if any of the payroll deductions are not used to purchase common stock on any purchase date on account of the limitation on the maximum number of shares purchasable per eligible employee or in total by all eligible employees on the purchase date, such amounts will be refunded.

If during a calendar year a continuation of an eligible employee's payroll deductions would cause the employee to purchase shares of the Corporation's common stock having more than an aggregate fair market value of $25,000, no further payroll deductions will be collected from the employee for those purchase dates in which the employee would exceed the $25,000 limitation. This suspension will not terminate the eligible employee's purchase right for the offering period in which they are enrolled and payroll deductions will automatically resume on their behalf as soon as the employee is able to purchase shares during the offering period without exceeding the $25,000 limitation.

If the total number of shares purchasable pursuant to outstanding purchase rights on a particular date exceeds the number of shares available for issuance under the 2012 ESPP, the Compensation Committee will make a pro-rata allocation of available shares, and any excess payroll deductions in excess of the aggregate payable purchase price will be promptly refunded.

Cessation of Participation. Participants may withdraw from an offering period at any time prior to a purchase date by filing an appropriate form with the Compensation Committee within the time period required by the Compensation Committee prior to the purchase date, and no further payroll deductions will be collected from the participant with respect to that offering period. A participant who elects to ceases participation in the 2012 ESPP for a particular offering period may not rejoin that offering period at a later date. If an eligible employee terminates employment or otherwise ceases to be eligible to participate in the 2012 ESPP for any reason while their purchase rights remain outstanding, the purchase rights will immediately terminate, the accumulated payroll deductions for the purchase interval will be refunded, no purchases will be made, and no further payroll deductions will occur.

Transferability. Neither payroll deductions credited to a participant nor any rights with regard to the exercise of a purchase right under the 2012 ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the participant.

Change in Control. If the Corporation experiences a change in control while the 2012 ESPP is in effect, all outstanding purchase rights under the 2012 ESPP will automatically be exercised immediately prior to the effective date of any change in control and the purchase price for each share of the Corporation's common stock under the 2012 ESPP on such purchase date will be equal to 95% of the lesser of the closing selling price per share of our common stock on the first day of the offering period in which the employee is enrolled or the closing selling price of our stock immediately prior to the change in control. If a change in control occurs, the limitation on the aggregate number of shares that all eligible employees may purchase on the purchase date will not apply.

Amendment. The Board may amend or terminate the 2012 ESPP at any time, with such amendment or termination to become effective immediately following the close of any purchase interval. However, the Board may not amend the 2012 ESPP without shareholder approval if such amendment increases the number of shares of the Corporation's common stock issuable under the 2012 ESPP except for permissible adjustments in the event of changes in our capitalization, if required to do so under Section 423 of the Internal Revenue Code, or if required to do so under applicable stock exchange requirements.

Termination. Unless sooner terminated by the Board, the 2012 ESPP will terminate upon the earlier of (i) the last business day immediately preceding the tenth anniversary of the effective date of the 2012 ESPP, (ii) the date all shares available for issuance under the 2012 ESPP have been issued or (iii) the date all options are exercised in connection with a change in control. If the Plan is terminated, any outstanding payroll deductions not used to purchase common stock on the applicable purchase date will be refunded to the participant.

Benefits under the 2012 ESPP. The benefits to be received by the Corporation's executive officers and other employees under the 2012 ESPP are not determinable because, under the terms of the 2012 ESPP, the amounts of future stock purchases are based upon elections made by eligible employees subject to the terms and limits of the 2012 ESPP. Members of the Board who are not employees do not qualify as eligible employees and thus cannot participate in the 2012 ESPP. Future purchase prices are not determinable because they will be based upon the closing selling price of the Corporation's common stock. No shares of the Corporation's common stock have been issued with respect to the 2012 ESPP for which shareholder approval is being sought under this proposal.

On April 17, 2012, the closing selling price of a share of the Corporation's common stock on the Nasdaq Stock Market was $14.87.

Federal Income Tax Consequences

The following is a brief description of the U.S. federal income tax consequences generally arising with respect to options that may be awarded under the 2012 ESPP. The 2012 ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The 2012 ESPP is not intended to qualify under Section 401 of the Internal Revenue Code and is not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended. This description of the federal income tax consequences of the 2012 ESPP is not a complete description. There may be different tax consequences under certain circumstances, and there may be federal gift and estate tax consequences and state, local and foreign tax consequences. All affected individuals should consult their own advisors regarding their own situation. This discussion is intended for the information of the shareholders considering how to vote at the Annual Meeting and not as tax guidance to individuals who will participate in the 2012 ESPP.

Under the Internal Revenue Code as currently in effect, a participant in the 2012 ESPP will not be deemed to have recognized income, nor will we be entitled to a deduction, upon the participant's purchase of the Corporation's common stock under the 2012 ESPP. Instead, a participant will recognize income when he or she sells or otherwise disposes of the Corporation's common stock or upon his or her death.

If a participant sells the common stock purchased under the 2012 ESPP more than two years after the date on which the option to purchase the common stock was granted and more than one year after the purchase of the common stock (the holding period), a portion of the participant's gain will be ordinary income and a portion will be capital gain. The participant will be taxed at ordinary income tax rates on lesser of the excess of the fair market value of the shares at the time the option was granted over the purchase price or the excess of the fair market value of the shares at the time of disposition or death over the purchase price. The participant will have additional capital gain or loss equal to the difference, if any, between the proceeds of the sale and the participant's basis in common stock (the purchase price plus any ordinary income realized). The capital gain rate will depend on how long the Corporation's common stock is held by the participant. The Corporation will not be entitled to any tax deduction with respect to a sale by a participant after the holding period.

If a participant sells the common stock before the expiration of the holding period (a disqualifying disposition), the participant generally will be taxed at ordinary income tax rates to the extent that the value of common stock on the purchase date exceeded the purchase price. The Corporation generally will be entitled to a corresponding deduction. The participant will have additional capital gain or loss on the difference between the proceeds of the sale and the participant's basis in the common stock (the purchase price plus any ordinary income realized). The capital gain rate will depend on how long common stock is held by the participant.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors recommends that the shareholders vote **"FOR"** the approval the Corporation's 2012 Employee Stock Purchase Plan. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2012, by:

- each person or entity known by us to beneficially own more than 5% of our common stock;
- each of our named executive officers in the Summary Compensation Table below;
- each of our directors and nominees; and
- all of our executive officers, directors and nominees as a group.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Executive Officers, Directors and Nominees		
Daniel P. Dyer[1,2]	425,537	3.34%
George D. Pelose[1,2]	233,336	1.83
Lynne C. Wilson[1,2]	95,582	*
John J. Calamari[3]	36,134	*
Lawrence J. DeAngelo[3]	43,121	*
Edward Grzedzinski[3]	30,608	*
Kevin J. McGinty[3]	118,548	*
James W. Wert[3]	82,008	*
Matthew J. Sullivan[1,3,4]	2,333,967	18.34
J. Christopher Teets[1,5]	7,247	*
All executive officers, directors and nominees as a group (10 persons)[1,6]	3,426,290	26.57
Beneficial Owners of More Than 5% of Common Stock		
Peachtree Equity Investment Management, Inc.[7] 1170 Peachtree St., Ste. 1610 Atlanta, GA 30309	2,309,934	18.17
Red Mountain Capital Partners LLC[8] 10100 Santa Monica Blvd, Ste. 925 Los Angeles, CA 90067	1,259,902	9.7
Columbia Wanger Asset Management, L.P.[9] 227 West Monroe Street, Suite 3000 Chicago, IL 60606	1,216,000	9.4
Dimensional Fund Advisors LP.[10] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	953,141	7.44

* Represents less than 1%.

(1) Does not include options vesting more than 60 days after March 1, 2012, held by Mr. Dyer (69,580), Mr. Pelose (52,469), Ms. Wilson (18,425), and Mr. Teets (3,750). Includes, where applicable, shares held in the 2003 Employee Stock Purchase Plan and restricted shares awarded under the 2003 Equity Compensation Plan, as amended.

(2) Includes options for Mr. Dyer (46,270), Mr. Pelose (30,786) and Ms. Wilson (9,936) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2012.

(3) Includes options for Mr. Calamari (15,898), Mr. DeAngelo (15,898), Mr. Grzedzinski (13,237), Mr. McGinty (18,981), Mr. Sullivan (10,745), Mr. Teets (1,250) and Mr. Wert (18,698) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2012.

(4) Includes 2,309,934 shares that are reported as beneficially owned by Peachtree Equity Investment Management, Inc., based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(5) The information for Mr. Teets does not include shares beneficially owned by Red Mountain Capital Partners LLC ("Red Mountain"), as described in footnote 8 below. Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of the shares of the Corporation beneficially owned by Red Mountain.

(6) Includes options to purchase 181,699 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2012.

(7) The shares reported as beneficially owned by Peachtree Equity Investment Management, Inc. are based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(8) The shares reported as beneficially owned by Red Mountain are reported as of May 16, 2011, based solely on a Schedule 13D/A (Amendment No. 3 to Schedule 13D) jointly filed on May 18, 2011 by Red Mountain and certain of its related persons. Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of all shares of the Corporation beneficially owned by Red Mountain.

(9) The shares reported as beneficially owned by Columbia Wanger Asset Management, L.P. ("Columbia") are reported as of December 31, 2011, based solely on a Schedule 13G/A filed by Columbia on February 13, 2012. Columbia is the beneficial owner of 1,216,000 shares and these shares include shares held by Columbia Acorn Trust (CAT), a Massachusetts business trust that is advised by the reporting person. CAT holds 9.2% of the shares of issuer.

(10) The shares reported as beneficially owned by Dimensional Fund Advisors LP ("Dimensional") are reported as of December 31, 2011, based solely on a Schedule 13G filed by Dimensional on February 13, 2012. Dimensional reported that it does not possess any sole or shared voting or investment power over any shares beneficially owned. Dimensional disclaims beneficial ownership of the shares reported.

Executive Compensation
Compensation Discussion and Analysis

Compensation Overview

The Compensation Committee of the Board of Directors sets and administers the policies that govern our executive compensation, including:

- establishing and reviewing executive base salaries;
- overseeing the Corporation's annual incentive compensation plans;
- overseeing the Corporation's long-term equity-based compensation plan;
- approving all bonuses and awards under those plans; and
- annually approving and recommending to the Board all compensation decisions for executive officers, including those for the Chief Executive Officer (the "CEO") and the other officers named in the Summary Compensation Table (together with the CEO, the "Executive Officers").

The current Executive Officers of the Corporation are Daniel P. Dyer, George D. Pelose and Lynne C. Wilson. All of them were Executive Officers during 2011.

The Compensation Committee operates under a written charter (accessible on the investor relations page of the Corporation's website at www.marlincorp.com) and only independent directors serve on the Compensation Committee.

Compensation Philosophy. The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Corporation, and which aligns executives' interests with those of the shareholders by rewarding performance against established goals, with the ultimate objective of improving shareholder value. The Compensation Committee evaluates both performance and compensation to ensure that the Corporation maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive in the marketplace. To that end, the Compensation Committee believes executive compensation packages provided by the Corporation to its executives, including the Executive Officers, should include both cash and equity-based compensation that rewards performance as measured against established goals.

At the 2011 Annual Meeting, shareholders approved the Corporation's compensation policies and programs with over 99% of the votes being cast in favor. The Compensation Committee has reviewed these results and intends to continue to follow its compensation philosophy.

Management's Role in the Compensation-Setting Process. The Compensation Committee makes all compensation decisions relating to the Executive Officers; however, the Corporation's management plays a significant role in the compensation-setting process, including:

- evaluating employee performance;
- establishing performance targets and objectives; and
- recommending salary and bonus levels and equity awards.

The CEO works with the Compensation Committee Chairman in establishing the agenda for Compensation Committee meetings. Management also prepares meeting information for each Compensation Committee meeting. The CEO also occasionally participates in Compensation Committee meetings at the Compensation Committee Chairman's request to provide:

- background information regarding the Corporation's strategic objectives;

- a tally sheet for each Executive Officer, setting forth total compensation and aggregate equity awards for each Executive Officer;
- an evaluation of the performance of the Corporation's officers, including the Executive Officers; and
- compensation and equity award recommendations as to the Corporation's officers, including the Executive Officers.

The Compensation Committee can exercise its discretion in modifying any recommended awards to the Corporation's officers, including the Executive Officers. On January 26, 2012, the Compensation Committee chairman presented the 2011 bonus recommendations to the full Board of Directors of the Corporation, and the Board approved the 2011 bonus recommendations put forth by the CEO.

External Consultants and Benchmarking. The Compensation Committee has utilized the services of an independent consulting firm, Watson Wyatt. In 2004, the Compensation Committee first engaged Watson Wyatt to conduct a study of the Corporation's Executive Officer compensation programs and strategies (the "2004 Watson Study"). The 2004 Watson Study compared the Corporation's executive compensation levels with that of (i) a peer group comprised of companies with a business services and financing focus that are similar in size to the Corporation (the "peer group"), (ii) compensation details from various market surveys across several industries (together with the peer group, the "comparison group") and (iii) broader financial services industry practices. The 2004 Watson Study selected a compensation peer group of companies consisting of eight publicly-traded companies similar in industry and size with executive positions with responsibilities similar in breadth and scope to those of the Corporation. The peer group used in the initial benchmark analysis contained in the 2004 Watson Study consisted of: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD).

The 2004 Watson Study concluded that the Corporation's Executive Officers are paid conservatively relative to the comparison group. The study noted that the Executive Officers' base salaries at the time of the report were generally below the 50th percentile of the comparison group, but the competitiveness of the Executive Officers' total annual cash compensation improved with above market bonus opportunities. The 2004 Watson Study further noted that the value of the existing long-term incentives granted to the executives (primarily in the form of stock options) was below market levels.

In response to the findings of the 2004 Watson Study and in keeping with its philosophy of providing strong incentives for superior performance, the Compensation Committee modified the structure of the Corporation's Executive Officer equity compensation program. Based on recommendations contained in the 2004 Watson Study, effective in 2005, the Compensation Committee modified the stock-based incentive award program for the Executive Officers to include the three separate components set forth below (i.e., stock option grants, restricted stock grants and the management stock ownership program (the "MSOP")). The 2004 Watson Study suggested that this mix of stock-based awards will improve the competitiveness of the Corporation's long-term incentive plan for its Executive Officers and will better serve to align the overall interests of the Executive Officers with the Corporation's shareholders.

In October 2008, the Compensation Committee engaged Watson Wyatt to update the 2004 Watson Study regarding the Corporation's Executive Officer compensation programs and strategies (the "2008 Watson Study"). In response to the findings of the 2008 Watson Study, the Compensation Committee further modified the structure of the Corporation's Executive Officer compensation programs. Based on recommendations contained in the 2008 Watson Study, effective in 2009, the three components of the stock-based incentive award program for the Executive Officers consist of performance accelerated restricted stock awards, time vesting restricted stock and the MSOP. Based on the 2008 Watson Study, stock options were eliminated from future grants and replaced with restricted stock.

The equity grants made to the Executive Officers in 2011 were done under the program structure recommended in the 2008 Watson Study.

Compensation Components

As part of the 2004 Watson Study and the 2008 Watson Study, Watson Wyatt reviewed the Corporation's existing executive compensation structure and assisted in the development of executive compensation programs that (a) are competitive among companies in similar growth and development stages to attract and retain talented management, (b) provide incentives that focus on the critical needs of the business on an annual and continuing basis and (c) reward management commensurate with the creation of shareholder and market value.

As noted above 2004 Watson Study included an initial benchmark analysis of the Corporation's executive compensation program, comparing it to (i) the peer group, (ii) the comparison group and (iii) broader financial services industry practices. The Compensation Committee used this benchmark data to set the Executive Officers' compensation levels in 2004. On an ongoing basis, the Compensation Committee reviews a variety of factors in assessing and setting overall executive compensation levels, including references to market surveys, broader financial services industry practices, tally sheets, executive performance and the 2008 Watson Study.

The components of compensation paid to the Executive Officers in 2011 were as follows:

- *Base Salary.* The Compensation Committee establishes base salaries that it believes to be sufficient to attract and retain quality Executive Officers who can contribute to the long-term success of the Corporation. The Compensation Committee determines each Executive Officer's base salary through a thorough evaluation of a variety of factors, including the executive's responsibilities, tenure, job performance and prevailing levels of market compensation. The Compensation Committee reviews these salaries at least annually for consideration of increases based on merit and competitive market factors. The 2008 Watson Study provided the Compensation Committee with an updated competitive analysis regarding the base salaries of the Corporation's Executive Officers.
- *Bonus.* The annual incentive bonus awards are designed to reward the Executive Officers for the achievement of certain corporate and individual performance goals. The Compensation Committee sets threshold, target and maximum bonus levels for each goal. As part of the 2004 Watson Study, the Corporation sought to set the Executive Officers' total target compensation levels at levels that were near the median of the data from the peer group and the broader industry practices. This resulted in the setting of threshold, target and maximum bonus levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; and Lynne C. Wilson: 25% threshold, 50% target and 75% maximum.

  Prior to the beginning of each year, the Corporation sets target levels for the items of corporate performance that are to be measured that year for assessing the bonus opportunity for the Executive Officers. Some of the target levels are standard for each Executive Officer (such as corporate pre-tax income) and some are specific to a particular Executive Officer's primary area of responsibility (such as unit performance and individual development). The full matrix of performance measurements varies by Executive Officer and by year, as do the weightings of each item, which can range from 15% to 75% of the total bonus opportunity. To achieve the target bonus payout associated with a performance measurement, the Executive Officer must achieve 100% of the plan for that performance measurement. If the Executive Officer does not achieve 100% of the planned performance measurements for that year, such Executive Officer can still achieve the threshold bonus payout if the performance level exceeds certain minimum requirements. Maximum bonus payout can be achieved if the Executive Officer exceeds the planned levels for the performance measurements. Each Executive Officer has a portion of his or her bonus opportunity measured against individual goals and performance. The weighting of the individual performance component

varies by Executive Officer and by year, and may range from 15% to 75% of the Executive Officer's total bonus opportunity. Individual performance goals typically include performance on specific projects or initiatives assigned to the Executive Officer, as well as overall professional development.

- *Equity-Based Incentive Awards.* The Compensation Committee believes that share ownership provided by equity-based compensation emphasizes and reinforces the mutuality of interest among the Executive Officers and shareholders. After each fiscal year, the Compensation Committee reviews and approves stock-based awards for the Executive Officers based primarily on the Corporation's results for the year and the Executive Officer's individual contribution to those results. As part of the 2008 Watson Study, the Corporation set the Executive Officers' annual equity-based compensation target levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 120% target; George D. Pelose: 90% target; and Lynne C. Wilson: 45% target. The stock-based incentive awards adopted pursuant to the 2008 Watson Study include three separate formulaic components: (1) performance accelerated restricted stock grants (60% of the annual target grant amount), (2) time vesting restricted stock grants (20% of the annual target grant amount) and (3) the MSOP (20% of the annual target grant amount).
- *Other Benefits.* The Executive Officers participate in employee benefits plans generally available to all of the Corporation's employees, including medical and health plans, the 401(k) program and the Employee Stock Purchase Program. In addition, Messrs. Dyer and Pelose received reimbursement of life and disability insurance premiums pursuant to their employment agreements, and each of the Executive Officers receive reimbursement for physical examinations.

Components of Equity-Based Incentive Awards

As mentioned above, the formulaic equity-based incentive awards adopted pursuant to the 2008 Watson Study include three separate components: (1) performance accelerated restricted stock grants, (2) time vesting restricted stock grants and (3) the MSOP.

- *Performance Accelerated Restricted Stock Grants.* Performance accelerated restricted stock grants represent 60% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. These grants are made biennially (i.e., double grants made every other year) as recommended in the 2008 Watson Study as a way to make meaningful grants that will help immediately align the interests of the grant recipients with the shareholders. The restrictions on the performance accelerated restricted stock grants lapse after seven years, but are subject to accelerated performance vesting. Vesting shall accelerate and the restrictions shall lapse on all or a portion of the restricted shares if the grant recipient achieves all or a portion of his/her annual vesting goals during the first three years after the grant date (up to one-third of the total grant amount can vest on an accelerated basis each of the first three years after the grant date), as approved by the Compensation Committee. Overachievement against the goals may result in the Compensation Committee granting additional restricted shares.
- *Time Vesting Restricted Stock Grants.* Time vesting restricted stock grants represent 20% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. The restrictions on these shares shall lapse pro-rata over four years after the grant date (25% per year).
- *Management Stock Ownership Program.* The MSOP represents 20% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. The MSOP provides for a matching grant of restricted stock to a participant who owns common stock of the Corporation. The restrictions on the matching MSOP restricted shares lapse after ten years, but are subject to accelerated vesting. Vesting of the matching MSOP restricted shares shall immediately accelerate (and all restrictions shall lapse) after three years if the grantee maintained continuous outright ownership of an equivalent number of unrestricted shares of the Corporation for the entire three-year period.

Ownership Guidelines

In an effort to ensure that the Executive Officers and other officers and managers of the Corporation maintain sufficient equity ownership so that their thinking and actions are aligned with the interests of our shareholders, the Corporation first adopted management ownership guidelines in 2006, which apply to all participants in the equity-based incentive award program. The ownership guidelines were revised in 2009 and currently consist of minimum share ownership levels for the Executive Officers and the other officers participating in the equity-based incentive award program. The minimum share ownership guidelines are summarized below:

Name/Position	Minimum ownership guideline
Daniel P. Dyer	50,000 shares
George D. Pelose	35,000 shares
Lynne C. Wilson	20,000 shares
Other Officers	2,000 to 20,000 shares (depending on position and tenure)

Restricted shares do not count toward the ownership guideline. Compliance will be reviewed at least annually.

If an equity incentive program participant sells shares of the Corporation while such participant is not in compliance with the ownership guidelines, the Compensation Committee will take this into account prior to making additional equity awards to such participant.

As of March 1, 2012, Mr. Dyer, Mr. Pelose and Ms. Wilson were in compliance with their respective ownership guidelines.

Employment Agreements

In November 2003, the Corporation entered into employment agreements with Messrs. Dyer and Pelose, the terms of which are substantially similar to each other, and amended such employment agreements in December 2008. The employment agreements establish minimum salary and target bonus levels for the executives. The agreements require the executives to devote substantially all of their business time to their employment duties. Each agreement had an initial two-year term that automatically extends on each anniversary of the effective date of the agreement for successive one-year terms unless either party to the agreement provides 90 days notice to the other party that he does not wish to renew the agreement. The agreements currently run through November 2013.

The Corporation may terminate the employment agreements for or without cause, and the executive may terminate his employment agreement with or without good reason. The employment agreements terminate automatically upon a change in control. The employment agreements provide for severance in the case of termination without cause, resignation for good reason, termination upon non-renewal of the agreement and termination on account of change in control. The employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions thereunder. Upon termination of the employment agreement, the executive will be subject to certain protective non-competition and non-solicitation covenants. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Corporation's employees.

Compensation for Executive Officers in 2011

Base Salary. The Executive Officers are currently entitled to the following base salaries: Mr. Dyer, $390,000, Mr. Pelose, $325,000, and Ms. Wilson, $267,038; however, effective February 9, 2009, Messrs. Dyer and Pelose voluntarily agreed to reduce their salaries by 5% for a period of time in light of the difficult economic environment. Mr. Pelose's voluntary salary reduction ended on December 1, 2009, and Mr. Dyer's voluntary salary reduction ended on March 1, 2011.

Annual Bonuses. In 2011, the Executive Officers were eligible for annual bonuses at the following threshold, target and maximum bonus levels (as a percentage of base salaries): Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; and Lynne C. Wilson: 25% threshold, 50% target and 75% maximum. The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. Each year, the Compensation Committee reviews and approves goals for each Executive Officer, which typically consist of a corporate goal and specific individual goals.

Given the challenging economic environment in 2011 for financial services companies, the Corporation reduced the aggregate management bonus pool for 2011 that is available to 17 officers and managers of the Corporation (including the Executive Officers). At normal target bonus percentages, an aggregate bonus pool of approximately $1,710,345 would have been available in 2011 for the 17 officers and managers. In 2011, in response to the challenging economic environment, the Board proposed (and management agreed to) a reduction in the aggregate available management bonus pool to $1,156,070 (68% of the original $1,710,345 bonus pool for 2011).

Given the reduced aggregate bonus pool for 2011, Mr. Dyer (as CEO) recommended reduced target bonus levels for the Executive Officers for 2011 as follows: Mr. Dyer — normal target bonus of 85% of base salary reduced to 51.2%; Mr. Pelose — normal target bonus of 75% of base salary reduced to 50.8%; and Ms. Wilson — normal target bonus of 50% of base salary reduced to 16.7%.

Mr. Dyer then recommended the following percentage payouts against the reduced bonus targets based on each Executive Officer's performance in 2011: Mr. Dyer — 100%; Mr. Pelose — 100%; and Ms. Wilson — 90%. The performance payout calculations related primarily to executives' performance against certain goals and objectives set at the beginning of 2011. The Board accepted Mr. Dyer's recommendation and, as a result, the target bonus levels for the Executive Officers for 2011 were reduced as recommended and 2011 bonus payouts to the Executive Officers were made based on each Executive Officer's reduced target bonus percentage multiplied by his or her performance payout percentage.

The calculation of the bonus payable to each Executive Officer in 2011 is as follows: Mr. Dyer — $390,000 base salary (i) multiplied by his 2011 reduced target bonus percentage of 51.2% and (ii) further multiplied by his performance payout percentage of 100% equals $200,000; Mr. Pelose — $325,000 base salary (i) multiplied by his 2011 reduced target bonus percentage of 51% and (ii) further multiplied by his performance payout percentage of 100% equals $165,000; and Ms. Wilson — $267,038 base salary (i) multiplied by her 2011 reduced target bonus percentage of 16.7% and (ii) further multiplied by her performance payout percentage of 90% equals $40,050. The table below shows the aggregate 2011 bonus opportunity at the threshold, target and maximum levels and the actual 2011 bonus achieved:

	2011 Annual Bonus Opportunity			Actual Bonus Achieved for 2011
	Threshold	Target	Maximum	
Daniel P. Dyer	$165,750	$331,500	$580,125	$200,000
George D. Pelose	$121,875	$243,750	$353,437	$165,000
Lynne C. Wilson	$ 66,759	$133,519	$200,278	$ 40,050

Annual Equity-Based Incentives. In connection with the Corporation's annual equity-based incentive program adopted based on the recommendations in the 2008 Watson Study, on March 1, 2011, the Compensation Committee reviewed and approved stock-based awards for the Executive Officers based on the Corporation's results for the year and the executive's individual contribution to those results. Grants made under the annual equity-based incentive plan to the Executive Officers in 2011 consisted of the following:

- *Performance Accelerated Restricted Stock:* In 2011, the Corporation granted the following shares of performance accelerated restricted stock to the Executive Officers: Mr. Dyer — 49,876;

Mr. Pelose — 31,172; and Ms. Wilson — 12,130. The restrictions on these restricted shares will lapse seven years from the date of grant provided that the Executive Officer is still employed by the Corporation; however, vesting shall accelerate and the restrictions shall lapse on all or a portion of the restricted shares if the Executive Officer achieves all or a portion of his/her annual vesting goals for the first three years following the grant (up to one-third of the total grant amount can vest on an accelerated basis each of the first three years after the grant date).

- *Time Vesting Restricted Stock Awards*: The annual time vesting restricted stock grant to the Executive Officers was made by the Compensation Committee on March 1, 2011. The restrictions on the time vesting restricted stock grants will lapse over the four year period following the grant date on a pro-rate basis (25% per year). In 2011, the Corporation made the following time vesting restricted stock awards to the Executive Officers: Mr. Dyer — 8,313; Mr. Pelose — 5,195; and Ms. Wilson — 2,022.
- *Matching Grant of MSOP Restricted Stock*: Pursuant to the Corporation's MSOP plan, the Compensation Committee made matching grants of restricted stock to the Executive Officers. The restrictions on the MSOP restricted stock will lapse ten years from the date of grant; however, if the Executive Officer continuously maintains ownership of an equal number of common shares for three years, the vesting on the matching shares shall accelerate and fully vest at the end of such three year period. In 2011, the Corporation granted the following matching shares of restricted stock to the Executive Officers: Mr. Dyer — 8,313; Mr. Pelose — 5,195; and Ms. Wilson — 2,022.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement for the Corporation's 2012 Annual Meeting of Shareholders and included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2011.

This report is submitted by the members of the Compensation Committee of the Board of Directors:

Lawrence J. DeAngelo (Chairman)
Edward Grzedzinski
James W. Wert

Compensation Committee Interlocks and Insider Participation

The members of the Corporation's Compensation Committee are named above. None of these individuals has ever been an officer or employee of the Corporation or any of its subsidiaries and no "compensation committee interlocks" existed during 2011.

Compensation and Plan Information

Summary Compensation Table

The following table sets forth the compensation awarded or paid, or earned or accrued for services rendered to the Corporation in all capacities during fiscal years 2011, 2010 and 2009 by the Corporation's Chief Executive Officer, Chief Financial Officer and the other individual who was an executive officer during fiscal year 2011. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[1]	All Other Compensation ($)[2]	Total ($)
Daniel Dyer	2011	$386,700	—	$582,410	$21,650	$200,000	$17,213	$1,207,973
Chief Executive Officer	2010	$370,500	—	$598,933	$33,402	$132,600	$11,666	$1,147,101
	2009	$387,600	—	$233,835	$80,678	$115,600	$12,732	$ 830,445
George D. Pelose	2011	$325,000	—	$405,309	$16,584	$165,000	$14,390	$ 926,283
Executive Vice President	2010	$325,000	—	$432,602	$24,220	$131,625	$ 8,062	$ 921,509
and Chief Operating Officer	2009	$324,313	—	$302,318	$53,103	$ 94,031	$ 9,616	$ 783,381
Lynne C. Wilson	2011	$263,748	—	$138,511	$ 8,622	$ 40,050	$ 3,299	$ 454,230
Senior Vice President and	2010	$257,639	—	$189,866	$12,768	$ 33,198	$ 3,468	$ 496,939
Chief Financial Officer	2009	$262,665	—	$139,643	$19,634	$ 57,781	$ 2,919	$ 476,642

(1) Figures represent the cash portion of the bonuses earned for that year (but paid in first quarter of the following year).

(2) Includes contributions made by the Corporation to the 401(k) plan on behalf of the Executive Officers, and, except with respect to Ms. Wilson, reimbursement of life and disability insurance premiums pursuant to their employment agreements. Reimbursement of life and disability insurance premiums in 2011 was $7,991 for Mr. Dyer and $4,387 for Mr. Pelose. The 2011 figure for Mr. Dyer and Mr. Pelose include reimbursement of the cost of an executive physical examination. Contributions made by the Corporation to the 401(k) plan in 2011 were $4,727 for Mr. Dyer, $5,708 for Mr. Pelose and $3,299 for Ms. Wilson.

Current Compensation — Grants of Plan-Based Awards Table

The following Grants of Plan-Based Awards table provides additional information about restricted stock and option awards and equity incentive plan awards granted to our Executive Officers during the year ended December 31, 2011. The Corporation does not have any non-equity incentive award plans and has therefore omitted the corresponding columns. The compensation plans under which the grants in the following table were made are described in the "Compensation for Executive Officers in 2011 — Equity-Based Incentives."

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold (#)	Target (#)	Maximum (#)				
Daniel P. Dyer	03/01/2011	—	—	—	49,876	—	—	$547,140
	03/01/2011	—	—	—	8,313	—	—	$ 91,194
	03/01/2011	—	—	—	8,313	—	—	$ 91,194
George D. Pelose	03/01/2011	—	—	—	31,172	—	—	$341,957
	03/01/2011	—	—	—	5,195	—	—	$ 56,989
	03/01/2011	—	—	—	5,195	—	—	$ 56,989
Lynne C. Wilson	03/01/2011	—	—	—	12,130	—	—	$133,066
	03/01/2011	—	—	—	2,022	—	—	$ 22,181
	03/01/2011	—	—	—	2,022	—	—	$ 22,181

Outstanding Equity Awards at Fiscal Year-End 2011

The following table summarizes the equity awards we have made to our Executive Officers which are outstanding as of December 31, 2011.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Daniel P. Dyer	7,000	—	—	$ 3.39	01/10/2013	—	—	—	—
	6,650	—	—	$10.18	01/10/2013	—	—	—	—
	16,981	5,661[1]	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	31,034[2]	$ 9.52	03/01/2015	—	—	—	—
	9,978	29,934[3]	—	$12.41	05/25/2017	—	—	—	—
	—	—	8,612[4]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	2,760[5]	$ 35,052	—	—
	—	—	—	—	—	9,000[6]	$114,300	—	—
	—	—	—	—	—	8,320[7]	$105,664	—	—
	—	—	—	—	—	20,000[8]	$254,000	—	—
	—	—	—	—	—	14,720[9]	$186,944	—	—
	—	—	—	—	—	10,400[10]	$132,080	—	—
	—	—	—	—	—	20,800[11]	$264,160	—	—
	—	—	—	—	—	33,120[12]	$420,624	—	—
	—	—	—	—	—	7,862[13]	$ 99,847	—	—
	—	—	—	—	—	10,482[14]	$133,121	—	—
	—	—	—	—	—	8,313[15]	$105,575	—	—
	—	—	—	—	—	49,876[16]	$633,425	—	—
	—	—	—	—	—	8,313[17]	$105,575	—	—
George D. Pelose	6,055	—	—	$10.18	01/10/2013	—	—	—	—
	13,045	4,349[1]	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	23,842[18]	$ 9.52	03/01/2015	—	—	—	—
	7,337	22,011[3]	—	$12.41	05/25/2017	—	—	—	—
	—	—	6,616[19]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	712[5]	$ 9,042	—	—
	—	—	—	—	—	3,883[6]	$ 49,314	—	—
	—	—	—	—	—	6,391[7]	$ 81,166	—	—
	—	—	—	—	—	24,667[9]	$313,271	—	—
	—	—	—	—	—	6,500[10]	$ 82,550	—	—
	—	—	—	—	—	13,000[11]	$165,100	—	—
	—	—	—	—	—	1,334[12]	$ 16,942	—	—
	—	—	—	—	—	4,914[13]	$ 62,408	—	—
	—	—	—	—	—	6,551[14]	$ 83,198	—	—
	—	—	—	—	—	5,195[15]	$ 65,977	—	—
	—	—	—	—	—	31,172[16]	$395,884	—	—
	—	—	—	—	—	5,195[17]	$ 65,977	—	—
Lynne C. Wilson	6,711	2,237[1]	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	12,265[20]	$ 9.52	03/01/2015	—	—	—	—
	988	2,964[3]	—	$12.41	05/25/2017	—	—	—	—
	—	—	3,196[21]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	1,932[22]	$ 24,536	—	—
	—	—	—	—	—	3,087[7]	$ 39,205	—	—
	—	—	—	—	—	16,188[9]	$205,588	—	—
	—	—	—	—	—	2,530[10]	$ 32,131	—	—
	—	—	—	—	—	5,059[23]	$ 64,249	—	—
	—	—	—	—	—	1,912[13]	$ 24,282	—	—
	—	—	—	—	—	2,549[14]	$ 32,372	—	—
	—	—	—	—	—	2,022[15]	$ 25,679	—	—
	—	—	—	—	—	12,130[16]	$154,051	—	—
	—	—	—	—	—	2,022[17]	$ 25,679	—	—

1. Stock options vest at the rate of 25% per year, with a vesting date for the remaining 25% at 2/28/2012.

2. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 10,345; at 15.0%-16.49%, 20,689; at 16.5% or greater, 31,034.

3. Stock options granted as part of the option exchange program; options vest at the rate of 25% per year, with vesting dates for the remaining 75% at 5/24/2012; 5/24/2013 and 5/24/2014.

4. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 2,871; at 15.0%-16.49%, 5,741; at 16.5% or greater, 8,612.

5. The shares were granted on March 9, 2004, and vest ten years from the grant date.

6. Represents grant of restricted shares made on January 11, 2005 (the grant date stock price was $17.52). The restrictions on these shares shall lapse on January 11, 2012.

7. Represents grant of restricted shares made on March 16, 2007 (the grant date stock price was $20.77). The restrictions on these shares shall lapse on March 16, 2014.

8. Represents grant of restricted shares made on January 2, 2009 (the grant date stock price was $2.55). The restrictions on these shares shall lapse on January 2, 2012.

9. Represents biennial grant of performance accelerated restricted shares made on February 18, 2009 (the grant date stock price was $6.91). The restrictions on these shares shall lapse on February 18, 2016. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals.

10. Time vesting restricted stock grants (the grant date stock price was $4.50) that vest at the rate of 25% per year, with vesting date of the remaining 50% at 2/18/2012; and 2/18/2013.

11. Represents matching grant of restricted stock under MSOP made on February 18, 2009 (the grant date stock price was $4.50). The restrictions on these matching restricted shares shall lapse on February 18, 2019. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on February 18, 2012) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

12. Represents remainder of biennial grant of performance accelerated restricted shares made on October 28, 2009 (the grant date stock price was $7.17). The restrictions on these shares shall lapse on October 28, 2016. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his performance goals.

13. Time vesting restricted stock grants (the grant date stock price was $9.52) that vest at the rate of 25% per year, with vesting dates for the remaining 75% at 3/12/2012; 3/12/2013; and 3/12/2014.

14. Represents matching grant of restricted stock under MSOP made on March 12, 2010 (the grant date stock price was $9.52). The restrictions on these matching restricted shares shall lapse on March 12, 2020. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 12, 2013) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

15. Time vesting restricted stock grants (the grant date stock price was $10.97) that vest at the rate of 25% per year, with vesting date of 3/1/2012; 3/1/2013; 3/1/2014 and 3/1/2015.

16. Represents biennial grant of performance accelerated restricted shares made on March 1, 2011 (the grant date stock price was $10.97). The restrictions on these shares shall lapse on March 1, 2018. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals.

17. Represents matching grant of restricted stock under MSOP made on March 1, 2011(the grant date stock price was $10.97). The restrictions on these matching restricted shares shall lapse on March 1, 2021. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 1, 2014) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

18. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 7,947; at 15.0%-16.49%, 15,895; at 16.5% or greater, 23,842.

19. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41(the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 2,206; at 15.0%-16.49%, 4,410; at 16.5% or greater, 6,616.

20. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,088; at 15.0%-16.49%, 8,177; at 16.5% or greater, 12,265.

21. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41(the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,065; at 15.0%-16.49%, 2,131; at 16.5% or greater, 3,196.

22. Represents grant of restricted shares made on June 5, 2006 (the grant date stock price was $21.32). The restrictions on these shares shall lapse on June 5, 2013.

23. Represents matching grant of restricted stock under MSOP made on September 10, 2009 (the grant date stock price was $7.43). The restrictions on these matching restricted shares shall lapse on September 10, 2019. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on September 10, 2012) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

Option Exercises and Stock Vested Table

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel P. Dyer	65,240	$128,305	89,230	$1,071,189
George D. Pelose	84,700	$362,995	111,035	$1,355,101
Lynne C. Wilson	—	—	21,852	$ 262,880

Securities Authorized for Issuance under Equity Compensation Plans

The following table discloses, as of December 31, 2011, the number of outstanding options and other rights granted by the Corporation to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans. The table provides this information separately for equity compensation plans that have and have not been approved by shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Other Rights	Weighted Average Exercise Price of Outstanding Options and Other Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders			
2003 Equity Compensation Plan, as amended	475,217	$10.93	221,821
2003 Employee Stock Purchase Plan	None	n/a	0
Equity Compensation Plans Not Approved by Shareholders	None	n/a	None
Totals	475,217	$10.93	221,821

Potential Payments Upon Termination of Employment or Change in Control

The following tables show potential payments to Messrs. Dyer and Pelose upon termination of employment, including without limitation a change in control, assuming a December 30, 2011 termination date. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $12.70 closing price per share of our common stock on December 30, 2011, and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $12.70 per share closing price of our common stock on December 30, 2011.

A description of the applicable provisions of the employment agreements for Messrs. Dyer and Pelose follows the tables.

Daniel P. Dyer

Benefit Type	Change in Control, Non-Renewal by Corporation, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payments	$1,094,364	—	—
Stock Options	$ 127,868	—	—
Restricted Stock	$2,590,368	—	$2,590,368
Excise Tax Gross-Ups	—	—	—

George D. Pelose

Benefit Type	Change in Control, Non-Renewal by Corporation, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payment	$ 934,535	—	—
Stock Options	$ 97,949	—	—
Restricted Stock	$1,390,828	—	$1,390,828
Excise Tax Gross-Ups	—	—	—

The Corporation has employment agreements with Messrs. Dyer and Pelose (each, an "executive"), which run through November 2013.

The Corporation may terminate the employment agreements for or without cause. A termination for cause requires a vote of two-thirds of our directors and prior written notice to the executive providing an opportunity to remedy the cause. Cause generally means: (1) willful fraud or material dishonesty by the executive in connection with the performance of his employment duties; (2) grossly negligent or intentional failure by the executive to substantially perform his employment duties; (3) material breach by the executive of certain protective covenants (as described below); or (4) the conviction of, or plea of nolo contendere to, a charge of commission of a felony by the executive.

The executive's employment automatically terminates as of the last day of the agreement term upon the Company's non-renewal of the employment agreement, provided that the executive was willing and able to execute a new contract providing terms and conditions substantially similar to those in the employment agreement and to continue providing services under the employment agreement.

The executive may terminate his employment agreement with or without good reason. A termination by the executive for good reason requires prior written notice providing the Corporation with the opportunity to remedy the good reason. Good reason means the occurrence of any one or more of the following, without the consent of the executive: (a) a material diminution in the executive's authority, duties or responsibilities; (b) the Corporation requires that the executive report to an officer or employee of the Corporation instead of reporting directly to the Corporation's Chief Executive Officer, in the case of Mr. Pelose, and Board of Directors, in the case of Mr. Dyer; (c) a material diminution in the executive's base compensation, which, for purposes of the employment agreement, means the executive's base salary and target incentive bonus percentage in effect immediately prior to the action taken to diminish the executive's base salary or target incentive bonus percentage; (d) a material change in the geographic location at which the executive must perform services, which shall include a change to a location that is more than twenty-five (25) miles from the location at which the executive performed services under the employment agreement as of December 31, 2008; or (e) any other action or inaction that constitutes a material breach by the Corporation under the employment agreement.

If a change in control (as defined in the employment agreements) occurs during the term of the employment agreements, then the executive's employment with the Corporation shall automatically terminate without cause as of the date of the change of control.

Pursuant to the terms of their employment agreements, if the employment of Mr. Dyer or Mr. Pelose ends for any reason, the Corporation will pay accrued salary, bonuses and incentive payments already determined and other existing obligations. In addition, in the event of a termination of employment due to either termination by the Corporation without cause, the resignation by the executive for good reason, non-renewal by the Corporation or a change in control, the executive will receive a lump sum payment equal to: (i) two times current base salary; (ii) two times the average incentive bonus earned for the preceding two fiscal years; (iii) two years of medical and dental benefits for the executive and his family, based on the current monthly COBRA premium plus an increase to cover taxes; (iv) two years of life and long-term disability insurance coverage, based on the current annual premiums, plus an increase to cover taxes; and (v) any incentive bonus earned but not yet paid. The lump sum amount is payable within thirty (30) days following the termination date (provided the executive executes and does not revoke a standard release of employment claims). In the event that the executive's employment is terminated on account of the executive's death or disability, termination by the Corporation without cause, the resignation by the executive for good reason, non-renewal by the Corporation or a change in control, then all of the options, restricted stock and other stock incentives granted to the executive will become fully vested, and the executive will have up to two years in which to exercise all vested options. If any payments due to the executive under the employment agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the Corporation will be required to gross up the executive's payments for the amount of the excise tax plus the amount of income and other taxes due as a result of the gross up payment.

Notwithstanding the provisions described above, the employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions thereunder, and therefore may require a payment delay of severance benefits or reimbursements to be paid to the executive.

Upon termination of the employment agreement, the executive will be subject to certain protective covenants. If the Corporation terminates the executive's employment without cause or if the executive terminates his employment with good reason, the executive will be prohibited from competing with the Corporation and from soliciting its customers for an 18-month period. Such period shall be 12 months for all other terminations. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Corporation's employees.

Ms. Wilson does not have an employment agreement, but pursuant to the terms of the Corporation's 2003 Equity Compensation Plan, as amended (the "Equity Plan"), upon a change of control (as defined in the Equity Plan), all outstanding options shall immediately vest and become exercisable, and the restrictions and conditions on all outstanding restricted stock awards shall immediately lapse. Based on this, in the event of a change of control (as defined in the Equity Plan), assuming a December 30, 2011 change of control date, the benefit to Ms. Wilson would be $627,775 in restricted stock and $47,903 in options. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $12.70 closing price per share of our common stock on December 30, 2011 and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $12.70 per share closing price of our common stock on December 30, 2011.

Directors' Compensation

The non-employee independent members of the Board of Directors receive a $30,000 annual retainer (payable in quarterly installments) for their service on the Board of Directors. Non-employee independent members of the

Board of Directors are granted an Option to purchase 5,000 shares of the Corporation's common stock upon their initial appointment or election to the Board. These options vest in four equal annual installments. In addition, non-employee independent members of the Board of Directors receive annual grants under the Corporation's 2003 Equity Compensation Plan, as amended, of restricted stock yielding a present value of $36,000 at the Stock Award grant date. The annual restricted Stock Awards vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee independent director's termination of Board service.

The chairman of the Audit Committee receives additional compensation of $10,000 per year, the chairman of the Compensation Committee receives additional compensation of $4,000 per year and the chairman of the Nominating Committee receives additional compensation of $2,000 per year. These fees are paid in quarterly installments.

On March 31, 2009, the Board of Directors elected Mr. McGinty to the role of Chairman of the Board. In connection therewith, the Board of Directors also approved the following total compensation to be paid to the non-employee Chairman of the Board of the Corporation: (i) $100,000 total annual retainer (payable in quarterly installments) and (ii) an annual restricted stock grant yielding a present value of $41,000. The annual restricted stock grant will vest at the earlier of (a) seven years from the grant gate and (b) six months following the non-employee Chairman's termination of Board service.

The following table sets forth compensation from the Corporation for the non-employee independent members of the Board of Directors in 2011. The table does not include reimbursement of travel expenses related to attending Board, Committee and Corporation business meetings.

Director Compensation Table

Name	Fees Earned or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Kevin J. McGinty	$100,000	$25,334	—	$125,334
John J. Calamari	$ 45,000[1]	$23,655	—	$ 68,655
Lawrence J. DeAngelo	$ 34,000	$23,655	—	$ 57,655
Edward Grzedzinski	$ 32,000	$23,655	—	$ 55,655
Matthew J. Sullivan	$ 30,000	$15,946	$ 3,244	$ 49,190
J. Christopher Teets	$ 30,000	$ 8,235	$10,034	$ 48,269
James W. Wert	$ 30,000	$23,655	—	$ 53,655

1 This amount includes $5,000 paid to Mr. Calamari to compensate him in connection with additional time spent reviewing the Corporation's 2010 Form 10-K.

On April 12, 2010, the Board of Directors approved a change in the equity component of the annual director compensation plan, which eliminated the annual option grants and replaced them with additional restricted stock grants (equal to the value of the option grants being eliminated). This change was made to better align the equity portion of the Board of Director's compensation program with director compensation programs of the Corporation's peer group, and this change became effective with the 2010 grants made to the Corporation's directors.

Report of the Audit Committee

Management is responsible for the Corporation's internal financial controls and the financial reporting process. The Corporation's outside independent registered public accountants, Deloitte & Touche LLP, are responsible for performing an independent audit of the Corporation's consolidated financial statements and to express an opinion as to whether those financial statements fairly present in all material respects the financial position, results of

operations and cash flows of the Corporation, in conformity with generally accepted accounting principles in the United States ("GAAP"). The Audit Committee's responsibility is to monitor and oversee these processes. In addition, the Audit Committee meets at least quarterly with our management and outside independent registered public accountants to discuss our financial statements and earnings press releases prior to any public release or filing of the information.

The Audit Committee has reviewed and discussed the audited financial statements of the Corporation for the year ended December 31, 2011, with the Corporation's management. The Audit Committee has discussed with the outside independent registered public accountants the matters required to be discussed by SAS 61 (Codification of Statements of Auditing Standards, AU §380).

The outside independent registered public accountants provided to the Audit Committee the written disclosure required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee discussed with the outside independent registered public accountants their independence and considered whether the non-audit services provided by the outside independent registered public accountants are compatible with maintaining their independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC.

This report is submitted by the members of the Audit Committee of the Board of Directors:

John J. Calamari (Chairman)
J. Christopher Teets
James W. Wert

Independent Registered Public Accountants

A representative of Deloitte & Touche LLP, the Corporation's independent registered public accountants, will be present at the Annual Meeting and will be given the opportunity to make a statement if desired. The representative will also be available to respond to appropriate questions.

The following sets forth the fees paid to the Corporation's independent registered public accountants for the last two fiscal years:

	2011	2010
Audit Fees	$786,100	$1,245,540
Audit-Related Fees	$ 0	$ 0
Tax Fees	$ 8,000	$ 8,000
All Other Fees	$ 0	$ 0
Total	$794,100	$1,253,540

Audit Fees. Consists of fees related to the performance of the audit or review of the Corporation's financial statements and internal control over financial reporting, including services in connection with assisting the Corporation in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. This category also includes annual agreed upon procedures relating to servicer reviews and the issuance of term asset-backed securitizations.

Tax Fees. Consists of assistance rendered in preparation of proxy disclosures.

The Audit Committee has the sole authority to consider and approve in advance any audit, audit-related and tax work to be performed for the Corporation by its independent registered public accountants.

Certain Relationships and Related Transactions

Under the Corporation's Code of Ethics and Business Conduct, the Audit Committee must review and approve transactions with "related persons" (directors, director nominees and executive officers or their immediate family members, or stockholders owning 5% or greater of the Corporation's outstanding common stock) in which the amount exceeds $120,000 and in which the related person has a direct or indirect material interest. Under this policy, full written disclosure must be submitted in writing to the Corporation's General Counsel, who will submit it to the Audit Committee for review. The transaction must receive Audit Committee approval prior to the consummation of the transaction.

The Corporation obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Corporation's Chief Executive Officer, is the President of The Selzer Company. The Corporation does not have any contractual arrangement with The Selzer Company or Richard Dyer, nor does it pay either of them any direct fees. Insurance premiums paid to The Selzer Company totaled $480,000 in 2011.

Joseph Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors and Chief Executive Officer, is a vice president in our treasury group and was paid compensation in excess of $120,000 for such services in 2011.

On March 26, 2007, the Corporation announced that it had received correspondence from the Federal Deposit Insurance Corporation ("FDIC") approving the application for federal deposit insurance for its wholly-owned subsidiary, Marlin Business Bank, an industrial bank chartered by the State of Utah (the "Bank"), subject to certain conditions set forth in the order issued by the FDIC, dated as of March 20, 2007 (the "Order"). The Order provided that the approval of the Corporation's Bank application was conditioned on Peachtree Equity Investment Management, Inc. ("Peachtree") and WCI (Private Equity) LLC ("WCI"), whose sole manager is Peachtree, executing a passivity agreement with the FDIC to eliminate Peachtree's and WCI's ability to control the Bank. As a result, Peachtree, WCI and the FDIC entered into a Passivity Agreement, dated as of June 18, 2007 (the "Passivity Agreement"), which would be deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. In connection with the execution of the Passivity Agreement, the Corporation entered into a Letter Agreement, dated as of June 18, 2007, by and among the Corporation, Peachtree and WCI (the "Letter Agreement"), which is also deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. On March 11, 2008, the Corporation received approval from the FDIC for federal deposit insurance for the Bank, and approved the Bank to commence operations effective March 12, 2008. As a result of the approval, the Corporation became subject to the terms, conditions and obligations of the Letter Agreement. Under the terms of the Letter Agreement, the Corporation agreed to create one vacancy on the Corporation's Board of Directors by increasing the size of the Board. The Corporation also agreed to take all necessary action to appoint one individual proposed by Peachtree and WCI as a member of the Board who will serve as a director until the expiration of the term at the Annual Meeting. In addition, the Corporation agreed to include an individual proposed by Peachtree and WCI on the Board's slate of nominees for election as a director of the Corporation and to use its best efforts to cause the election of such individual so long as Peachtree and WCI are subject to the terms and conditions of the Passivity Agreement.

Section 16(a) Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's directors, executive officers and shareholders who beneficially own more than 10% of the Corporation's outstanding equity stock to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the

Corporation with the SEC. Based on a review of copies of the reports we received and on the statements of the reporting persons, to the best of the Corporation's knowledge, all required reports in 2011 were filed on time except for a Form 4 filed for Director Matthew J. Sullivan on March 1, 2012. The Corporation filed such Form 4 in connection with Mr. Sullivan's October 6, 2009 sale of 2,000 shares of the Corporation's stock. Mr. Sullivan did not report such sale to the Corporation until February 2012.

Shareholder Proposals

In order to be considered for inclusion in the Corporation's proxy statement for the annual meeting of shareholders to be held in 2013, all shareholder proposals must be submitted to the Corporate Secretary at the Corporation's office, 300 Fellowship Road, Mount Laurel, New Jersey, 08054 on or before December 26, 2012.

Additional Information

Any shareholder may obtain a copy of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2011, including the financial statements and related schedules and exhibits, required to be filed with the SEC, without charge, by submitting a written request to the Corporate Secretary, Marlin Business Service Corp., 300 Fellowship Road, Mount Laurel, New Jersey, 08054. You may also view these documents on the investor relations page of the Corporation's website at www.marlincorp.com.

Other Matters

The Board of Directors knows of no matters other than those discussed in this Proxy Statement that will be presented at the Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ GEORGE D. PELOSE

George D. Pelose
Secretary

Mount Laurel, New Jersey
April 23, 2012

Appendix A

AMENDMENT 2012-1
to the
MARLIN BUSINESS SERVICES CORP.
2003 EQUITY COMPENSATION PLAN, AS AMENDED

WHEREAS, the Marlin Business Services Corp. (the "Company") maintains the Marlin Business Services Corp. 2003 Equity Compensation Plan, as Amended (the "Plan") for the benefit of eligible employees of the Company and its subsidiaries, non-employee directors, consultants and advisors;

WHEREAS, since the adoption of the Plan, shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), have been issued to eligible participants consistent with the terms and conditions of the Plan; and

WHEREAS, in consideration of the number of unissued shares of Common Stock remaining in the Plan and the anticipated number of shares of Common Stock to be issued or transferred under the Plan during the foreseeable future, the Board of Directors of the Company desires to amend the Plan to increase the total number of shares of Common Stock authorized for issuance or transfer under the Plan by an additional 850,000 shares, to a total of 4,1500,000 shares.

NOW, THEREFORE, in accordance with the foregoing, effective upon approval by the Company's shareholders, the Plan is hereby amended as follows:

The first sentence of Section 3(a) of the Plan is hereby amended in its entirety to read as follows:

> "Subject to adjustment as described below, the aggregate number of shares of common stock of the Company ("Company Stock") that may be issued or transferred under the Plan is 4,150,000 shares; provided, however, that not more than 2,500,000 shares of Company Stock shall be available for issuance as Stock Awards (excluding restricted shares received as a result of an early exercise of an Option pursuant to Section 5(d)(ii)), Stock Units and Other Equity Awards."

IN WITNESS WHEREOF, to record the adoption of this Amendment 2012-1 to the Plan, the Company has caused the execution of this instrument on this ________ day of __, 2012.

Attest: MARLIN BUSINESS SERVICES CORP.

_______________________________ By: _______________________________
Title:

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix B

MARLIN BUSINESS SERVICES CORP.

2003 EQUITY COMPENSATION PLAN, AS AMENDED

TABLE OF CONTENTS

MARLIN BUSINESS SERVICES CORP.
2003 EQUITY COMPENSATION PLAN, AS AMENDED

The purpose of the Marlin Business Services Corp. 2003 Equity Compensation Plan, as Amended (the "Plan") is to provide (i) designated employees of Marlin Business Services Corp. (the "Company") and its subsidiaries, (ii) certain consultants and advisors who perform services for the Company or its subsidiaries and (iii) non-employee members of the Board of Directors of the Company (the "Board") with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units and other equity-based awards. The Company believes that the Plan will encourage the participants to contribute materially to the growth of the Company, thereby benefiting the Company's shareholders, and will align the economic interests of the participants with those of the shareholders.

It is contemplated that on or prior to the completion of the initial public offering of the Company's common stock, Marlin Leasing Corporation ("Marlin Leasing") will be reorganized and become a wholly-owned subsidiary of the Company. The effective date of the reorganization is referred to as the "Reorganization Date." It is contemplated that in connection with the reorganization of Marlin Leasing, the Company will assume the Marlin Leasing Corporation 1997 Equity Compensation Plan (the "Marlin Leasing 1997 Plan") and merge the Marlin Leasing 1997 Plan into this Plan, so that no additional grants will be made under the Marlin Leasing 1997 Plan. Outstanding grants under the Marlin Leasing 1997 Plan will continue in effect according to their terms as in effect on the Reorganization Date (subject to such amendments as the Committee (as defined below) determines, consistent with the Marlin Leasing 1997 Plan), and the shares with respect to outstanding grants under the Marlin Leasing 1997 Plan will be issued or transferred under this Plan.

SECTION 1 Administration

(a) Committee. The Plan shall be administered and interpreted by a committee consisting of members of the Board, which shall be appointed by the Board (the "Committee"). The Committee may consist of two or more persons who are "outside directors" as defined under section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and related Treasury regulations, and "non-employee directors" as defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the Board shall ratify or approve any grants as it deems appropriate, and the Board shall approve and administer all grants made to non-employee directors. The Committee may delegate authority to one or more subcommittees, as it deems appropriate. To the extent a Board or subcommittee administers the Plan, references in the Plan to the "Committee" shall be deemed to refer to such Board or subcommittee.

(b) Committee Authority. The Committee shall have the sole authority to (i) determine the individuals to whom grants shall be made under the Plan, (ii) determine the type, size and terms of the grants to be made to each such individual, (iii) determine the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms of any previously issued grant, and (v) deal with any other matters arising under the Plan. However, no previously granted option may be repriced, replaced or regranted through cancellation or by lowering the option exercise price, unless the shareholders of the Company provide prior approval.

(c) Committee Determinations. The Committee shall have full power and authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee's interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

SECTION 2 Grants

Awards under the Plan may consist of grants of incentive stock options as described in Section 5 ("Incentive Stock Options"), nonqualified stock options as described in Section 5 ("Nonqualified Stock Options") (Incentive Stock Options and Nonqualified Stock Options are collectively referred to as "Options"), stock appreciation rights as described in Section 6 ("SARs"), stock awards as described in Section 7 ("Stock Awards"), stock units as described in Section 8 ("Stock Units"), and other equity-based awards as described in Section 9 ("Other Equity Awards") (hereinafter collectively referred to as "Grants"). All Grants shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with this Plan as the Committee deems appropriate and as are specified in writing by the Committee to the individual in a grant instrument or an amendment to the grant instrument (the "Grant Instrument"). All Grants shall be made conditional upon the Grantee's acknowledgement, in writing or by acceptance of the Grant, that all decisions and determinations of the Committee shall be final and binding on the Grantee, his or her beneficiaries and any other person having or claiming an interest under such Grant. Grants under a particular Section of the Plan need not be uniform as among the grantees.

SECTION 3 Shares Subject to the Plan

(a) Shares Authorized. Subject to adjustment as described below, the aggregate number of shares of common stock of the Company ("Company Stock") that may be issued or transferred under the Plan is 4,150,000 shares; provided, however, that not more than 2,500,000 shares of Company Stock shall be available for issuance as Stock Awards (excluding restricted shares received as a result of an early exercise of an Option pursuant to Section 5(d)(ii)), Stock Units and Other Equity Awards. The maximum number of authorized shares includes shares that will cover outstanding grants under the Marlin Leasing 1997 Plan, which is expected to be assumed on the Reorganization Date as described above. The maximum aggregate number of shares of Company Stock that shall be subject to Grants made under the Plan to any individual during any calendar year shall be 200,000 shares, subject to adjustment as described below; provided, however, if the shareholders approve the one-time option exchange program at the 2009 Annual Meeting, the maximum aggregate number of shares of Company Stock that shall be subject to Grants made under the Plan to any individual during the 2010 calendar year shall be 300,000 shares, subject to adjustment as described below, provided that no more than 200,000 of these shares, subject to adjustment as described below, may be issued pursuant to grants to any individual outside the option exchange program.

(b) Determination of Authorized Shares. The shares may be authorized but unissued shares of Company Stock or reacquired shares of Company Stock, including shares purchased by the Company on the open market for purposes of the Plan. If and to the extent Options or SARs granted under the Plan (including options outstanding on the Reorganization Date under the Marlin Leasing 1997 Plan) terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised or if any Stock Awards, Stock Units, or Other Equity Awards are forfeited, the shares subject to such Grants shall again be available for purposes of the Plan. Shares of Company Stock surrendered in payment of the exercise price of an Option shall again be available for issuance or transfer under the Plan. To the extent any Grants are paid in cash, and not in shares of Company Stock, any shares previously subject to such Grants shall again be available for issuance or transfer under the Plan.

(c) Adjustments. If there is any change in the number or kind of shares of Company Stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Company Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Company Stock is substantially reduced as a result of a spinoff or the Company's payment of an extraordinary dividend or distribution, the maximum number of shares of Company Stock available for Grants, the maximum number of shares of Company Stock that any individual participating in the Plan may be granted in any year, the number

and kind of shares covered by outstanding Grants, the kind of shares to be issued or transferred under the Plan, and the price per share or the applicable market value of such Grants shall, unless the Committee determines otherwise, be appropriately adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Company Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Committee shall be final, binding and conclusive.

SECTION 4 Eligibility for Participation

(a) Eligible Persons. All employees of the Company and its subsidiaries ("Employees"), including Employees who are officers or members of the Board, and members of the Board who are not Employees ("Non-Employee Directors") shall be eligible to participate in the Plan. Consultants and advisors who perform services for the Company or any of its subsidiaries ("Key Advisors") shall be eligible to participate in the Plan if the Key Advisors render bona fide services to the Company or its subsidiaries, the services are not in connection with the offer and sale of securities in a capital-raising transaction and the Key Advisors do not directly or indirectly promote or maintain a market for the Company's securities.

(b) Selection of Grantees. The Committee shall select the Employees, Non-Employee Directors and Key Advisors to receive Grants and shall determine the number of shares of Company Stock subject to a particular Grant in such manner as the Committee determines. Employees, Key Advisors and Non-Employee Directors who receive Grants under this Plan shall hereinafter be referred to as "Grantees".

SECTION 5 Options

The Committee may grant Options to an Employee, Non-Employee Director or Key Advisor, upon such terms as the Committee deems appropriate. The following provisions are applicable to Options:

(a) Number of Shares. The Committee shall determine the number of shares of Company Stock that will be subject to each Grant of Options to Employees, Non-Employee Directors and Key Advisors.

(b) Type of Option and Price.

(i) The Committee may grant Incentive Stock Options that are intended to qualify as "incentive stock options" within the meaning of section 422 of the Code or Nonqualified Stock Options that are not intended so to qualify or any combination of Incentive Stock Options and Nonqualified Stock Options, all in accordance with the terms and conditions set forth herein. Incentive Stock Options may be granted only to employees of the Company or its subsidiaries, as defined in Section 424 of the Code. Nonqualified Stock Options may be granted to Employees, Non-Employee Directors and Key Advisors.

(ii) The purchase price (the "Exercise Price") of Company Stock subject to an Option shall be determined by the Committee and may be equal to or greater than the Fair Market Value (as defined below) of a share of Company Stock on the date the Option is granted; provided, however, that an Incentive Stock Option may not be granted to an Employee who, at the time of grant, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any subsidiary of the Company, unless the Exercise Price per share is not less than 110% of the Fair Market Value of Company Stock on the date of grant.

(iii) If the Company Stock is publicly traded, then the Fair Market Value per share shall be determined as follows: (x) if the principal trading market for the Company Stock is a national securities exchange or the Nasdaq National Market, the last reported sale price thereof on the relevant date or (if there were no trades on that date) the latest preceding date upon which a sale was reported, or (y) if the Company Stock is not principally traded on such exchange or market, the mean between the last reported "bid" and "asked" prices of Company Stock on the

relevant date, as reported on Nasdaq or, if not so reported, as reported by the National Daily Quotation Bureau, Inc. or as reported in a customary financial reporting service, as applicable and as the Committee determines. If the Company Stock is not publicly traded or, if publicly traded, is not subject to reported transactions or "bid" or "asked" quotations as set forth above, the Fair Market Value per share shall be as determined by the Committee.

(c) Option Term. The Committee shall determine the term of each Option. The term of any Option shall not exceed ten years from the date of grant. However, an Incentive Stock Option that is granted to an Employee who, at the time of grant, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company, or any subsidiary of the Company, may not have a term that exceeds five years from the date of grant.

(d) Exercisability of Options.

(i) Options shall become exercisable in accordance with such terms and conditions, consistent with the Plan, as may be determined by the Committee and specified in the Grant Instrument or in the Grantee's employment agreement, if any, with the Employer. The Committee may accelerate the exercisability of any or all outstanding Options at any time for any reason.

(ii) The Committee may provide in a Grant Instrument that the Grantee may elect to exercise part or all of an Option before it otherwise has become exercisable. Any shares so purchased shall be restricted shares and shall be subject to a repurchase right in favor of the Company during a specified restriction period, with the repurchase price equal to the lesser of (A) the Exercise Price or (B) the Fair Market Value of such shares at the time of repurchase, or such other restrictions as the Committee deems appropriate.

(e) Grants to Non-Exempt Employees. Notwithstanding the foregoing, Options granted to persons who are non-exempt employees under the Fair Labor Standards Act of 1938, as amended, shall have an Exercise Price not less than 85% of the Fair Market Value of the Company Stock on the date of grant, and may not be exercisable for at least six months after the date of grant (except that such Options may become exercisable, as determined by the Committee, upon the Grantee's death, Disability or retirement, or upon a Change of Control or other circumstances permitted by applicable regulations).

(f) Termination of Employment, Disability or Death.

(i) Except as provided below or in the Grantee's employment agreement, if any, with the Employer, an Option may only be exercised while the Grantee is employed by, or providing service to, the Employer (as defined below) as an Employee, Key Advisor or member of the Board.

(ii) In the event that a Grantee ceases to be employed by, or provide service to, the Employer for any reason other than Disability, death, or termination for Cause (as defined below), any Option which is otherwise exercisable by the Grantee shall terminate unless exercised within 90 days after the date on which the Grantee ceases to be employed by, or provide service to, the Employer (or within such other period of time as may be specified by the Committee or in the Grantee's employment agreement, if any, with the Employer), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee, any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Employer shall terminate as of such date.

(iii) In the event the Grantee ceases to be employed by, or provide service to, the Employer on account of a termination for Cause by the Employer, any Option held by the Grantee shall terminate as of the date the Grantee ceases to be employed by, or provide service to, the Employer. In addition, notwithstanding any other provisions of this Section 5, if the Committee determines that the Grantee has engaged in conduct that constitutes Cause at any time while the Grantee is employed by, or providing service to, the Employer or after the Grantee's termination of employment or service, any Option held by the Grantee shall immediately terminate and the Grantee shall automatically forfeit all shares underlying any exercised portion of an Option for which the Company has not yet delivered the share certificates, upon refund by the Company of

the Exercise Price paid by the Grantee for such shares. Upon any exercise of an Option, the Company may withhold delivery of share certificates pending resolution of an inquiry that could lead to a finding resulting in a forfeiture.

(iv) In the event the Grantee ceases to be employed by, or provide service to, the Employer because the Grantee is Disabled, any Option which is otherwise exercisable by the Grantee shall terminate unless exercised within one year after the date on which the Grantee ceases to be employed by, or provide service to, the Employer (or within such other period of time as may be specified by the Committee or in the Grantee's employment agreement, if any), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee, any of the Grantee's Options which are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Employer shall terminate as of such date.

(v) If the Grantee dies while employed by, or providing service to, the Employer or within 90 days after the date on which the Grantee ceases to be employed or provide service on account of a termination specified in Section 5(f)(ii) above (or within such other period of time as may be specified by the Committee or in the Grantee's employment agreement, if any, with the Employer), any Option that is otherwise exercisable by the Grantee shall terminate unless exercised within one year after the date on which the Grantee ceases to be employed by, or provide service to, the Employer (or within such other period of time as may be specified by the Committee or in the Grantee's employment agreement, if any), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee, any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Employer shall terminate as of such date.

(vi) For purposes of the Plan:

(A) The term "Employer" shall mean the Company and its subsidiary corporations or other affiliates, as determined by the Committee.

(B) "Employed by, or provide service to, the Employer" shall mean employment or service as an Employee, Key Advisor or member of the Board (so that, for purposes of exercising Options and SARs and satisfying conditions with respect to Stock Awards, Stock Units, Dividend Equivalents and Other Equity Awards, a Grantee shall not be considered to have terminated employment or service until the Grantee ceases to be an Employee, Key Advisor and member of the Board), unless the Committee determines otherwise.

(C) "Disability" shall mean, except as otherwise defined in the Grantee's employment agreement, if any, with the Employer, a Grantee's becoming disabled within the meaning of section 22(e)(3) of the Code, within the meaning of the Employer's long-term disability plan applicable to the Grantee, or as otherwise determined by the Committee.

(D) "Cause" shall mean, except to the extent specified otherwise by the Committee or defined in the Grantee's employment agreement, if any, with the Employer, a finding by the Committee that the Grantee (i) has materially breached his or her employment or service contract with the Employer and which breach has been materially and demonstrably detrimental to the Employer and has not been remedied by the Grantee after notice has been provided to the Grantee of such breach, (ii) has engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty, (iii) has disclosed trade secrets or confidential information of the Employer to persons not entitled to receive such information, (iv) has breached any written non-competition or non-solicitation agreement between the Grantee and the Employer or (v) has engaged in such other behavior detrimental to the interests of the Employer as the Committee determines.

(g) Exercise of Options. A Grantee may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company. The Grantee shall pay the Exercise Price for an Option as

specified by the Committee (w) in cash, (x) with the approval of the Committee, by delivering shares of Company Stock owned by the Grantee (including Company Stock acquired in connection with the exercise of an Option, subject to such restrictions as the Committee deems appropriate) and having a Fair Market Value on the date of exercise equal to the Exercise Price or by attestation (on a form prescribed by the Committee) to ownership of shares of Company Stock having a Fair Market Value on the date of exercise equal to the Exercise Price, (y) payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, or (z) by such other method as the Committee may approve. Shares of Company Stock used to exercise an Option shall have been held by the Grantee for the requisite period of time to avoid adverse accounting consequences to the Company with respect to the Option. The Grantee shall pay the Exercise Price and the amount of any withholding tax due (pursuant to Section 15) at such time as may be specified by the Committee.

(h) Reload Options. In the event that shares of Company Stock are used to exercise an Option, the terms of such Option may provide for a Grant of additional Options, or the Committee may grant additional Options, to purchase a number of shares of Company Stock equal to the number of whole shares used to exercise the Option and the number of whole shares, if any, withheld in payment of any taxes. Such Options shall be granted with an Exercise Price equal to the Fair Market Value of the Company Stock on the date of grant of such additional Options, or at such other Exercise Price as the Committee may establish, for a term not longer than the unexpired term of the exercised Option and on such other terms as the Committee shall determine.

(i) Limits on Incentive Stock Options. Each Incentive Stock Option shall provide that, if the aggregate Fair Market Value of the stock on the date of the grant with respect to which Incentive Stock Options are exercisable for the first time by a Grantee during any calendar year, under the Plan or any other stock option plan of the Company or a subsidiary, exceeds $100,000, then the Option, as to the excess, shall be treated as a Nonqualified Stock Option. An Incentive Stock Option shall not be granted to any person who is not an Employee of the Company or a subsidiary (within the meaning of section 424(f) of the Code) of the Company.

SECTION 6 Stock Appreciation Rights

The Committee may grant stock appreciation rights ("SARs") to an Employee, Non-Employee Director or Key Advisor separately or in tandem with any Option. The following provisions are applicable to SARs:

(a) Base Amount. The Committee shall establish the base amount of the SAR at the time the SAR is granted. Unless the Committee determines otherwise, the base amount of each SAR shall be equal to the per share Exercise Price of the related Option or, if there is no related Option, the Fair Market Value of a share of Company Stock as of the date of Grant of the SAR.

(b) Tandem SARs. The Committee may grant tandem SARs either at the time the Option is granted or at any time thereafter while the Option remains outstanding; provided, however, that, in the case of an Incentive Stock Option, SARs may be granted only at the date of the grant of the Incentive Stock Option. In the case of tandem SARs, the number of SARs granted to a Grantee that shall be exercisable during a specified period shall not exceed the number of shares of Company Stock that the Grantee may purchase upon the exercise of the related Option during such period. Upon the exercise of an Option, the SARs relating to the Company Stock covered by such Option shall terminate. Upon the exercise of SARs, the related Option shall terminate to the extent of an equal number of shares of Company Stock.

(c) Exercisability. An SAR shall be exercisable during the period specified by the Committee in the Grant Instrument and shall be subject to such vesting and other restrictions as may be specified in the Grant Instrument or in the Grantee's employment agreement, if any, with the Employer. The Committee may accelerate the exercisability of any or all outstanding SARs at any time for any reason. SARs may only be exercised while the Grantee is employed by, or providing service to, the Employer or during the applicable period after termination of employment or service as described in Section 5(f). A tandem SAR shall be exercisable only during the period when the Option to which it is related is also exercisable.

(d) Grants to Non-Exempt Employees. Notwithstanding the foregoing, SARs granted to persons who are non-exempt employees under the Fair Labor Standards Act of 1938, as amended, shall have a base amount not less than 85% of the Fair Market Value of the Company Stock on the date of grant, and may not be exercisable for at least six months after the date of grant (except that such SARs may become exercisable, as determined by the Committee, upon the Grantee's death, Disability or retirement, or upon a Change of Control or other circumstances permitted by applicable regulations).

(e) Value of SARs. When a Grantee exercises SARs, the Grantee shall receive in settlement of such SARs an amount equal to the value of the stock appreciation for the number of SARs exercised, payable in cash, Company Stock or a combination thereof. The stock appreciation for an SAR is the amount by which the Fair Market Value of the underlying Company Stock on the date of exercise of the SAR exceeds the base amount of the SAR as described in subsection (a).

(f) Form of Payment. The Committee shall determine whether the appreciation in an SAR shall be paid in the form of cash, shares of Company Stock, or a combination of the two, in such proportion as the Committee deems appropriate. For purposes of calculating the number of shares of Company Stock to be received, shares of Company Stock shall be valued at their Fair Market Value on the date of exercise of the SAR. If shares of Company Stock are to be received upon exercise of an SAR, cash shall be delivered in lieu of any fractional share.

SECTION 7 Stock Awards

The Committee may issue or transfer shares of Company Stock to an Employee, Non-Employee Director or Key Advisor under a Stock Award, upon such terms as the Committee deems appropriate. The following provisions are applicable to Stock Awards:

(a) General Requirements. Shares of Company Stock issued or transferred pursuant to Stock Awards may be issued or transferred for cash consideration or for no cash consideration, and subject to restrictions or no restrictions, as determined by the Committee. The Committee may, but shall not be required to, establish conditions under which restrictions on Stock Awards shall lapse over a period of time or according to such other criteria as the Committee deems appropriate, including, without limitation, restrictions based upon the achievement of specific performance goals. The period of time during which the Stock Awards will remain subject to restrictions will be designated in the Grant Instrument as the "Restriction Period."

(b) Number of Shares. The Committee shall determine the number of shares of Company Stock to be issued or transferred pursuant to a Stock Award and the restrictions applicable to such shares.

(c) Requirement of Employment or Service. If the Grantee ceases to be employed by, or provide service to, the Employer during a period designated in the Grant Instrument as the Restriction Period, or if other specified conditions are not met, the Stock Award shall terminate as to all shares covered by the Grant as to which the restrictions have not lapsed, and those shares of Company Stock must be immediately returned to the Company, unless the Grantee's employment agreement, if any, with the Employer provides otherwise. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(d) Restrictions on Transfer and Legend on Stock Certificate. During the Restriction Period, a Grantee may not sell, assign, transfer, pledge or otherwise dispose of the shares of a Stock Award except to a successor under Section 15(a). Each certificate for a share of a Stock Award shall contain a legend giving appropriate notice of the restrictions in the Grant. The Grantee shall be entitled to have the legend removed from the stock certificate covering the shares subject to restrictions when all restrictions on such shares have lapsed. The Committee may determine that the Company will not issue certificates for Stock Awards until all restrictions on such shares have lapsed, or that the Company will retain possession of certificates for shares of Stock Awards until all restrictions on such shares have lapsed.

(e) Right to Vote and to Receive Dividends. Unless the Committee determines otherwise, during the Restriction Period, the Grantee shall have the right to vote shares of Stock Awards and to receive any dividends or other distributions paid on such shares, subject to any restrictions deemed appropriate by the Committee, including, without limitation, the achievement of specific performance goals.

(f) Lapse of Restrictions. All restrictions imposed on Stock Awards shall lapse upon the expiration of the applicable Restriction Period and the satisfaction of all conditions imposed by the Committee. The Committee may determine, as to any or all Stock Awards, that the restrictions shall lapse without regard to any Restriction Period.

SECTION 8 Stock Units

The Committee may grant phantom units representing one or more shares of Company Stock to an Employee, Non-Employee Director or Key Advisor, upon such terms and conditions as the Committee deems appropriate. The following provisions are applicable to Stock Units:

(a) Crediting of Units. Each Stock Unit shall represent the right of the Grantee to receive an amount based on the value of a share of Company Stock, if specified conditions are met. All Stock Units shall be credited to bookkeeping accounts established on the Company's records for purposes of the Plan.

(b) Terms of Stock Units. The Committee may grant Stock Units that are payable if specified performance goals or other conditions are met, or under other circumstances. Stock Units may be paid at the end of a specified performance period or other period, or payment may be deferred to a date authorized by the Committee. The Committee shall determine the number of Stock Units to be granted and the requirements applicable to such Stock Units.

(c) Requirement of Employment or Service. If the Grantee ceases to be employed by, or provide service to, the Employer during a specified period, or if other conditions established by the Committee are not met, the Grantee's Stock Units shall be forfeited, unless the Grantee's employment agreement, if any, with the Employer provides otherwise. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(d) Payment With Respect to Stock Units. Payments with respect to Stock Units shall be made in cash, in Company Stock, or in a combination of the two, as determined by the Committee.

SECTION 9 Other Equity Awards

The Committee may grant Other Equity Awards, which are awards (other than those described in Sections 5, 6, 7, 8 and 10 of the Plan) that are based on, measured by or payable in Company Stock to any Employee, Non-Employee Director or Key Advisor, on such terms and conditions as the Committee shall determine. Other Equity Awards may be awarded subject to the achievement of performance goals or other conditions and may be payable in cash, Company Stock or any combination of the foregoing, as the Committee shall determine.

SECTION 10 Dividend Equivalents

The Committee may include in a Grant Instrument with respect to any Grant a dividend equivalent right ("Dividend Equivalents") entitling the Grantee to receive amounts equal to the ordinary dividends that would be paid, during the time the Grant is outstanding and unexercised, on the shares of Company Stock covered by the Grant as if such shares were then outstanding. The Committee shall determine whether Dividend Equivalents shall be paid currently or credited to a bookkeeping account as a dollar amount or in the form of Stock Units. The Committee shall determine whether Dividend Equivalents shall be paid in cash, in shares of Company Stock or in a combination, whether they shall be conditioned upon the exercise, vesting or payment of the Grant to which they relate, and such other terms and conditions as the Committee deems appropriate.

SECTION 11 Right of Recapture

The Committee may provide in a Grant Instrument that if at any time within the one year period after the date on which a Grantee exercises an Option or SAR, or on which a Stock Award, Stock Unit or Other Equity Award vests or is paid (each of which events is referred to as a "Realization Event"), the Grantee (a) is terminated for Cause or (b) engages in any activity that constitutes Cause, the Grantee shall be required to pay to the Company any gain realized by the Grantee from the Realization Event, upon notice from the Company. Such gain shall be determined as of the date of the Realization Event, without regard to any subsequent change in the Fair Market Value of Company Stock. The Company shall have the right to offset such gain against any amounts otherwise owed to the Grantee by the Company (whether as wages, vacation pay, or pursuant to any benefit plan or other compensatory arrangement), to the extent permitted by applicable law.

SECTION 12 Qualified Performance-Based Compensation

(a) Designation as Qualified Performance-Based Compensation. The Committee may determine that Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards granted to an Employee shall be considered "qualified performance-based compensation" under section 162(m) of the Code. The provisions of this Section 12 shall apply to Grants of Stock Awards, Stock Units, Dividend Equivalents and Other Equity Awards that are to be considered "qualified performance-based compensation" under section 162(m) of the Code.

(b) Performance Goals. When Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards that are to be considered "qualified performance-based compensation" are granted, the Committee shall establish in writing (i) the objective performance goals that must be met, (ii) the performance period during which the performance goals must be met, (iii) the threshold, target and maximum amounts that may be paid if the performance goals are met, and (iv) any other conditions that the Committee deems appropriate and consistent with the Plan and Section 162(m) of the Code, including the employment requirements and payment terms. The performance goals may relate to the Employee's business unit or the performance of the Company and its subsidiaries as a whole, or any combination of the foregoing. The Committee shall use objectively determinable performance goals based on one or more of the following criteria: total stockholder return; total stockholder return as compared to total stockholder return of comparable companies or a publicly available index; net income; pretax earnings; earnings before interest expense and taxes (EBIT); earnings before interest expense, taxes, depreciation and amortization (EBITDA); earnings per share; return on equity; return on assets; revenues; asset growth; operating ratios; access to and availability of funding; or asset quality.

(c) Establishment of Goals. The Committee shall establish the performance goals in writing either before the beginning of the performance period or during a period ending no later than the earlier of (i) 90 days after the beginning of the performance period or (ii) the date on which 25% of the performance period has been completed, or such other date as may be required or permitted under applicable regulations under section 162(m) of the Code. The performance goals shall satisfy the requirements for "qualified performance-based compensation," including the requirement that the achievement of the goals be substantially uncertain at the time they are established and that the goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the performance goals have been met. The Committee shall not have discretion to increase the amount of compensation that is payable upon achievement of the designated performance goals.

(d) Maximum Payment. The maximum number of shares of Company Stock that may be subject to Grants made to an individual during a calendar year shall not exceed the individual limit set forth in Section 3(a) of the Plan. If Dividend Equivalents are granted as "qualified performance based compensation," the maximum amount of Dividend Equivalents that may be credited to the Employee's account in a calendar year is $250,000.

(e) Announcement of Grants. The Committee shall certify and announce the results for each performance period to all Grantees immediately following the announcement of the Company's financial results for the

performance period. If and to the extent that the Committee does not certify that the performance goals have been met, the grants of Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards for the performance period shall be forfeited or shall not be made, as applicable. Any Grants that are to be paid as a result of achievement of performance goals shall be paid as specified in the Grant Instrument.

(f) Death, Disability or Other Circumstances. The Committee may provide that Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards shall be payable or restrictions on Stock Awards shall lapse, in whole or in part, in the event of the Grantee's death or Disability during the Performance Period, or under other circumstances consistent with the Treasury regulations and rulings under section 162(m) of the Code.

SECTION 13 Deferrals

The Committee may permit or require a Grantee to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to such Grantee in connection with any Grant. If any such deferral election is permitted or required, the Committee shall establish rules and procedures for such deferrals.

SECTION 14 Withholding of Taxes

(a) Required Withholding. All Grants under the Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements. The Employer may require that the Grantee or other person receiving or exercising Grants pay to the Employer the amount of any federal, state or local taxes that the Employer is required to withhold with respect to such Grants, or the Employer may deduct from other wages paid by the Employer the amount of any withholding taxes due with respect to such Grants.

(b) Election to Withhold Shares. If the Committee so permits, a Grantee may elect to satisfy the Employer's tax withholding obligation with respect to Grants paid in Company Stock by having shares withheld up to an amount that does not exceed the minimum applicable withholding tax rate for federal (including FICA), state and local tax liabilities. The election must be in a form and manner prescribed by the Committee and may be subject to the prior approval of the Committee.

SECTION 15 Transferability of Grants

(a) Nontransferability of Grants. Except as provided below, only the Grantee may exercise rights under a Grant during the Grantee's lifetime. A Grantee may not transfer those rights except (i) by will or by the laws of descent and distribution or (ii) with respect to Grants other than Incentive Stock Options, if permitted in any specific case by the Committee, pursuant to a domestic relations order or otherwise as permitted by the Committee. When a Grantee dies, the personal representative or other person entitled to succeed to the rights of the Grantee may exercise such rights. Any such successor must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee's will or under the applicable laws of descent and distribution.

(b) Transfer of Nonqualified Stock Options. Notwithstanding the foregoing, the Committee may provide, in a Grant Instrument, that a Grantee may transfer Nonqualified Stock Options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with the applicable securities laws, according to such terms as the Committee may determine; provided that the Grantee receives no consideration for the transfer of an Option and the transferred Option shall continue to be subject to the same terms and conditions as were applicable to the Option immediately before the transfer.

SECTION 16 Change of Control of the Company

As used herein, a "Change of Control" shall be deemed to have occurred if:

(a) Any "person" (as such term is used in sections 13(d) and 14(d) of the Exchange Act) becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the

Company representing more than 40% of the voting power of the then outstanding securities of the Company; provided that a Change of Control shall not be deemed to occur as a result of the initial public offering of the Company Stock and a Change of Control shall not be deemed to occur as a result of a transaction in which the Company becomes a subsidiary of another corporation and in which the shareholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such shareholders to more than 40% of all votes to which all shareholders of the parent corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote);

(b) The consummation of (i) a merger or consolidation of the Company with another corporation where the shareholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such shareholders to more than 40% of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote), (ii) a sale or other disposition of all or substantially all of the assets of the Company, or (iii) a liquidation or dissolution of the Company; or

(c) After the date on which this Plan is approved by the shareholders of the Company, directors are elected such that a majority of the members of the Board shall have been members of the Board for less than two years, unless the election or nomination for election of each new director who was not a director at the beginning of such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

SECTION 17 Consequences of a Change of Control

(a) Notice and Acceleration. Upon a Change of Control (i) the Company shall provide each Grantee with outstanding Grants written notice of such Change of Control, (ii) all outstanding Options and SARs shall automatically accelerate and become fully exercisable, (iii) the restrictions and conditions on all outstanding Stock Awards shall immediately lapse, and (iv) all Grantees holding Stock Units, Dividend Equivalents and Other Equity Awards shall receive a payment in settlement of such Stock Units, Dividend Equivalents and Other Equity Awards in an amount determined by the Committee.

(b) Assumption of Grants. Upon a Change of Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Options and SARs that are not exercised shall be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding Grants shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

(c) Other Alternatives. Notwithstanding the foregoing, in the event of a Change of Control, unless the Grantee's employment agreement, if any, with the Employer provides otherwise, the Committee may take one or both of the following actions with respect to any or all outstanding Options and SARs: the Committee may (i) require that Grantees surrender their outstanding Options and SARs in exchange for a payment by the Company, in cash or Company Stock as determined by the Committee, in an amount equal to the amount by which the then Fair Market Value of the shares of Company Stock subject to the Grantee's unexercised Options and SARs exceeds the Exercise Price of the Options or the base amount of the SARs, as applicable, or (ii) after giving Grantees an opportunity to exercise their outstanding Options and SARs, terminate any or all unexercised Options and SARs at such time as the Committee deems appropriate. Such surrender or termination shall take place as of the date of the Change of Control or such other date as the Committee may specify.

SECTION 18 Limitations On Issuance Or Transfer Of Shares

No Company Stock shall be issued or transferred in connection with any Grant hereunder unless and until all legal requirements applicable to the issuance or transfer of such Company Stock have been complied with to

the satisfaction of the Committee. The Committee shall have the right to condition any Grant made to any Grantee hereunder on such Grantee's undertaking in writing to comply with such restrictions on his or her subsequent disposition of such shares of Company Stock as the Committee shall deem necessary or advisable, and certificates representing such shares may be legended to reflect any such restrictions. Certificates representing shares of Company Stock issued or transferred under the Plan will be subject to such stop-transfer orders and other restrictions as may be required by applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon.

SECTION 19 Amendment and Termination of the Plan

(a) Amendment. The Board may amend or terminate the Plan at any time; provided, however, that the Board shall not amend the Plan without shareholder approval if such approval is required in order to comply with the Code or applicable laws or to comply with applicable stock exchange requirements.

(b) Shareholder Approval for "Qualified Performance-Based Compensation". If Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards are granted as "qualified performance-based compensation" under Section 12 above, the Plan must be reapproved by the shareholders no later than the first shareholders meeting that occurs in the fifth year following the year in which the shareholders previously approved the provisions of Section 12, if required by section 162(m) of the Code or the regulations thereunder.

(c) Termination of Plan. The Plan shall terminate on the day immediately preceding the tenth anniversary of its effective date, unless the Plan is terminated earlier by the Board or is extended by the Board with the approval of the shareholders.

(d) Termination and Amendment of Outstanding Grants. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of a Grantee unless the Grantee consents or unless the Committee acts under Section 25(b). The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended under Section 25(b) or may be amended by agreement of the Company and the Grantee consistent with the Plan. However, no previously granted Option may be repriced, replaced or regranted through cancellation or by lowering the Exercise Price, unless the shareholders of the Company provide prior approval.

(e) Governing Document. The Plan shall be the controlling document. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan in any manner. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

(f) One-Time Option Exchange. Notwithstanding any other provision of the Plan to the contrary, upon approval of the Company's shareholders at its 2009 Annual Meeting of shareholders, the Board may provide for, and the Company may implement, a one-time-only option exchange offer for the Company's and its subsidiaries' Employees, including Employees who are officers or members of the Board, pursuant to which certain outstanding Options to purchase shares of Company Stock could, at the election of the Grantee, be tendered to the Company for cancellation in exchange for the issuance of a new Option that will represent the ability to purchase, with a lower exercise price, a lesser number of shares of Company Stock as compared to the cancelled Options, provided that such one-time-only option exchange offer is commenced within six months following the date of such shareholder approval.

SECTION 20 Funding of the Plan

This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under this Plan.

SECTION 21 Rights of Participants

Nothing in this Plan shall entitle any Employee, Key Advisor, Non-Employee Director or other person to any claim or right to be granted a Grant under this Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of the Employer or any other employment rights.

SECTION 22 No Fractional Shares

No fractional shares of Company Stock shall be issued or delivered pursuant to the Plan or any Grant. The Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

SECTION 23 Headings

Section headings are for reference only. In the event of a conflict between a title and the content of a Section, the content of the Section shall control.

SECTION 24 Effective Date of the Plan

The Plan shall be effective on October 12, 2003. The Plan was amended and approved by the shareholders of the Company on May 22, 2008 and on October 28, 2009.

SECTION 25 Miscellaneous

(a) Grants in Connection with Corporate Transactions and Otherwise. Nothing contained in this Plan shall be construed to (i) limit the right of the Committee to make Grants under this Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to employees thereof who become Employees, or for other proper corporate purposes, or (ii) limit the right of the Company to grant stock options or make other awards outside of this Plan. Without limiting the foregoing, the Committee may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company, the parent or any of their subsidiaries in substitution for a stock option or stock awards grant made by such corporation. The terms and conditions of the substitute grants may vary from the terms and conditions required by the Plan and from those of the substituted stock incentives. The Committee shall prescribe the provisions of the substitute grants.

(b) Compliance with Law. The Plan, the exercise of Options and SARs and the obligations of the Company to issue or transfer shares of Company Stock under Grants shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. After a public offering of the Company's Stock, with respect to persons subject to section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that the Plan and applicable Grants under the Plan comply with the applicable provisions of section 162(m) (after a public offering of the Company's Stock) and section 422 of the Code. To the extent that any legal requirement of section 16 of the Exchange Act or section 162(m) or 422 of the Code as set forth in the Plan ceases to be required under section 16 of the Exchange Act or section 162(m) or 422 of the Code, that Plan provision shall cease to apply. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation. The Committee may agree to limit its authority under this Section.

(c) Employees Subject to Taxation Outside the United States. With respect to Grantees who are subject to taxation in countries other than the United States, the Committee may make Grants on such terms and conditions as the Committee deems appropriate to comply with the laws of the applicable countries, and the Committee may create such procedures, addenda and subplans and make such modifications as may be necessary or advisable to comply with such laws.

(d) Employment Agreements. If a Grantee has entered into an employment agreement with the Employer, the terms of the Grantee's employment agreement shall govern Grants made to the Grantee under the Plan, to the extent consistent with the terms of the Plan.

(e) Governing Law. The validity, construction, interpretation and effect of the Plan and Grant Instruments issued under the Plan shall be governed and construed by and determined in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the conflict of laws provisions thereof.

Appendix C

MARLIN BUSINESS SERVICES CORP.

2012 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

I. PURPOSE OF THE PLAN

The Plan is intended to promote the interests of the Company by providing Eligible Employees with the opportunity to acquire a proprietary interest in the Company through participation in a payroll deduction-based employee stock purchase plan designed to qualify under section 423 of the Code. The Plan is not intended and shall not be construed as constituting an "employee benefit plan," within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. Capitalized terms herein shall have the meanings assigned to such terms in Article II.

II. DEFINITIONS

A. "*1933 Act*" shall mean the Securities Act of 1933, as amended.

B. "*Board*" shall mean the Company's Board of Directors.

C. "*Change in Control*" shall mean a change in ownership of the Company pursuant to any of the following transactions:

(i) Any "person" (as such term is used in sections 13(d) and 14(d) of the Exchange Act) becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than forty percent (40%) of the voting power of the then outstanding securities of the Company; provided that a Change in Control shall not be deemed to occur as a result of the initial public offering of the Common Stock and a Change in Control shall not be deemed to occur as a result of a transaction in which the Company becomes a subsidiary of another corporation and in which the shareholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such shareholders to more than forty percent (40%) of all votes to which all shareholders of the parent corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote);

(ii) The consummation of (A) a merger or consolidation of the Company with another corporation where the shareholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such shareholders to more than forty percent (40%) of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote), (B) a sale or other disposition of all or substantially all of the assets of the Company, or (C) a liquidation or dissolution of the Company; or

(iii) After the date on which this Plan is approved by the shareholders of the Company, directors are elected such that a majority of the members of the Board shall have been members of the Board for less than two years, unless the election or nomination for election of each new director who was not a director at the beginning of such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

D. "*Code*" shall mean the Internal Revenue Code of 1986, as amended.

E. "*Common Stock*" shall mean the common stock of the Company.

F. "*Company*" shall mean Marlin Business Services Corp., a Pennsylvania corporation, and any corporate successor to all or substantially all of the assets or voting stock of Marlin Business Services Corp. that shall by appropriate action adopt the Plan.

G. "*Company Affiliate*" shall mean any parent or subsidiary corporation of the Company (as determined in accordance with section 424 of the Code), whether now existing or subsequently established.

H. "*Compensation*" shall mean (i) the regular base salary paid to a Participant by one or more Participating Employers during the Participant's period of participation in one or more offering periods

under the Plan plus (ii) all overtime payments, commissions, profit-sharing distributions or other incentive-type payments received during such period. Such Compensation shall be calculated before deduction of (A) any income or employment tax withholdings or (B) any contributions made by the Participant to any section 401(k) of the Code salary deferral plan or any section 125 of the Code cafeteria benefit program or any section 132(f)(4) transportation fringe benefit program now or hereafter established by the Company or any Company Affiliate. However, Compensation shall **not** include any contributions made by the Company or any Company Affiliate on the Participant's behalf to any employee benefit or welfare plan now or hereafter established (other than sections 401(k), 125 or 132(f)(4) of the Code contributions deducted from such Compensation).

I. "*Effective Date*" shall mean May 24, 2012, provided that the Plan is approved by the Company's shareholders by such date.

J. "*Eligible Employee*" shall mean any person who is employed by a Participating Employer on a basis under which he or she is regularly expected to render more than twenty (20) hours of service per week for more than five (5) months per calendar year for earnings considered wages under section 3401(a) of the Code.

K. "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

L. "*Fair Market Value*" per share of Common Stock on any relevant date shall be the closing selling price per share of Common Stock on the date in question on the Stock Exchange serving as the primary market for the Common Stock. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

M. "*Participant*" shall mean any Eligible Employee of a Participating Employer who is actively participating in the Plan.

N. "*Participating Employer*" shall mean the Company and such Company Affiliate(s) as may be authorized from time to time by the Board to extend the benefits of the Plan to their Eligible Employees. The Participating Employers in the Plan are listed in the attached Schedule A.

O. "*Plan*" shall mean the Marlin Business Services Corp. 2012 Employee Stock Purchase Plan, as set forth in this document, and as amended from time to time.

P. "*Plan Administrator*" shall mean the Compensation Committee of the Board or such other committee subsequently appointed by the Board to administer the Plan.

Q. "*Purchase Date*" shall mean the last business day of each Purchase Interval.

R. "*Purchase Interval*" shall mean each successive six (6)-month period within a particular offering period at the end of which there shall be purchased shares of Common Stock on behalf of each Participant.

S. "*Stock Exchange*" shall mean either the NASDAQ Stock Market or such successor national securities exchange that serves as the primary market for the Common Stock.

III. ADMINISTRATION OF THE PLAN

The Plan Administrator shall have full discretionary authority to interpret and construe any provision of the Plan and to adopt such rules and regulations for administering the Plan as it may deem necessary in order to comply with the requirements of section 423 of the Code. Decisions of the Plan Administrator shall be final and binding on all parties having an interest in the Plan. As a condition of participating in the Plan, all Participants must acknowledge, in writing or by completing the enrollment forms to participate in the Plan, that all decisions and determinations of the Plan Administrator shall be final and binding on the Participant, his or her beneficiaries and any other person having or claiming an interest under the Plan on behalf of the Participant.

IV. STOCK SUBJECT TO PLAN

A. Subject to adjustment as described below, the number of shares of Common Stock initially reserved for issuance over the term of the Plan shall be limited to one hundred forty thousand (140,000) shares. The stock purchasable under the Plan shall be shares of authorized but unissued or reacquired shares of Common Stock, including shares of Common Stock purchased on the open market.

B. Should any change in the number or kind of shares of Common Stock by reason of any stock split or reverse stock split, stock dividend, spinoff, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Company's receipt of consideration, then equitable adjustments shall be made by the Plan Administrator to (i) the maximum number and class of securities issuable under the Plan, (ii) the maximum number and class of securities purchasable per Participant on any one Purchase Date, (iii) the maximum number and class of securities purchasable in total by all Participants on any one Purchase Date, and (iv) the number and class of securities and the price per share in effect under each outstanding purchase right, in order to prevent the dilution or enlargement of benefits thereunder. The adjustments shall be made in such manner as the Plan Administrator deems appropriate and such adjustments shall be final, binding and conclusive.

V. OFFERING PERIODS

A. Shares of Common Stock shall be offered for purchase under the Plan through a series of overlapping offering periods until such time as the Plan terminates as set forth in Section X.B.

B. Each offering period shall be of such duration (not to exceed twelve (12) months) as determined by the Plan Administrator prior to the start date of such offering period. Offering periods shall commence at six (6) month intervals on the first business day of January and July each year over the term of the Plan. Accordingly, two (2) separate offering periods shall commence in each calendar year the Plan remains in existence. However, the initial offering period shall commence on July 2, 2012 and terminate on the last business day in June 2013.

C. Each offering period shall consist of a series of one or more successive Purchase Intervals. Purchase Intervals shall run from the first business day in January to the last business day in June each year and from the first business day in July each year to the last business day in December each year. However, the first Purchase Interval in effect under the initial offering period shall commence on July 2, 2012 and terminate on the last business day in December 2012.

D. Should the Fair Market Value per share of Common Stock on any Purchase Date within a particular offering period be less than the Fair Market Value per share of Common Stock on the start date of that offering period, then the individuals participating in such offering period shall, immediately after the purchase of shares of Common Stock on their behalf on such Purchase Date, be transferred from that offering period and automatically enrolled in the next offering period commencing after such Purchase Date.

VI. ELIGIBILITY

A. Each individual who is an Eligible Employee on the start date of any offering period under the Plan may enter that offering period on such start date. However, an Eligible Employee may participate in only one offering period at a time.

B. Except as otherwise provided in Section V.D above, an Eligible Employee must, in order to participate in the Plan for a particular offering period, complete the enrollment forms prescribed by the Plan Administrator (including a stock purchase agreement and a payroll deduction authorization) and file such forms with the Plan Administrator (or its designee) at such time on or before the start date of that offering period, as determined by the Plan Administrator.

VII. PAYROLL DEDUCTIONS

A. The payroll deduction authorized by the Participant for purposes of acquiring shares of Common Stock during an offering period may be any multiple of one percent (1%) of the Compensation paid to the Participant during each Purchase Interval within that offering period, up to a maximum of ten percent (10%). The deduction rate so authorized shall continue in effect throughout the offering period, except to the extent such rate is changed in accordance with the following guidelines:

(i) The Participant may, at any time during the offering period, reduce his or her rate of payroll deduction to become effective as soon as administratively possible after filing the appropriate form with the Plan Administrator. The Participant may not, however, effect more than one (1) such reduction per Purchase Interval.

(ii) The Participant may, prior to the commencement of any new Purchase Interval within the offering period, increase the rate of his or her payroll deduction by filing the appropriate form with the Plan Administrator. The new rate (which may not exceed the ten percent (10%) maximum) shall become effective on the start date of the first Purchase Interval following the filing of such form.

B. Payroll deductions shall begin on the first pay day administratively feasible following the start date of the offering period and shall (unless sooner terminated by the Participant) continue through the pay day ending with or immediately prior to the last day of that offering period. The amounts so collected shall be credited to the Participant's book account under the Plan, but no interest shall be paid on the balance from time to time outstanding in such account. The amounts collected from the Participant shall not be required to be held in any segregated account or trust fund and may be commingled with the general assets of the Company and used for general corporate purposes.

C. Payroll deductions shall automatically cease upon the termination of the Participant's purchase right in accordance with the provisions of the Plan.

D. The Participant's acquisition of Common Stock under the Plan on any Purchase Date shall neither limit nor require the Participant's acquisition of Common Stock on any subsequent Purchase Date, whether within the same or a different offering period.

VIII. PURCHASE RIGHTS

A. *Grant of Purchase Rights.* A Participant shall be granted a separate purchase right for each offering period in which he or she is enrolled. The purchase right shall be granted on the start date of the offering period and shall provide the Participant with the right to purchase shares of Common Stock, in a series of successive installments during that offering period, upon the terms set forth below. The Participant shall execute a stock purchase agreement embodying such terms and such other provisions (not inconsistent with the Plan) as the Plan Administrator may deem advisable.

Under no circumstances shall purchase rights be granted under the Plan to any Eligible Employee if such individual would, immediately after the grant, own (within the meaning of section 424(d) of the Code) or hold outstanding options or other rights to purchase, stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Company Affiliate.

B. *Exercise of the Purchase Right.* Each purchase right shall be automatically exercised in installments on each successive Purchase Date within the offering period, and shares of Common Stock shall accordingly be purchased on behalf of each Participant on each such Purchase Date. The purchase shall be effected by applying the Participant's payroll deductions for the Purchase Interval ending on such Purchase Date to the purchase of whole shares of Common Stock at the purchase price in effect for the Participant for that Purchase Date.

C. *Purchase Price.* The purchase price per share at which Common Stock will be purchased on the Participant's behalf on each Purchase Date within the particular offering period in which he or she is

enrolled shall be equal to, unless the Plan Administrator determines otherwise prior to the beginning of the particular offering period, ninety-five percent (95%) of the lower of (i) the Fair Market Value per share of Common Stock on the start date of that offering period or (ii) the Fair Market Value per share of Common Stock on that Purchase Date.

D. *Number of Purchasable Shares.* The number of shares of Common Stock purchasable by a Participant on each Purchase Date during the particular offering period in which he or she is enrolled shall be the number of whole shares obtained by dividing the amount collected from the Participant through payroll deductions during the Purchase Interval ending with that Purchase Date by the purchase price in effect for the Participant for that Purchase Date. However, the maximum number of shares of Common Stock purchasable per Participant on any one Purchase Date shall not exceed nine hundred (900) shares, subject to periodic adjustments in the event of certain changes in the Company's capitalization. In addition, the maximum number of shares of Common Stock purchasable in total by all Participants in the Plan on any one Purchase Date shall not exceed fifty thousand (50,000) shares, subject to periodic adjustments in the event of certain changes in the Company's capitalization. However, the Plan Administrator shall have the discretionary authority, exercisable prior to the start of any offering period under the Plan, to increase or decrease the limitations to be in effect for the number of shares purchasable per Participant and in total by all Participants enrolled in that particular offering period on each Purchase Date which occurs during that offering period.

E. *Excess Payroll Deductions.* Any payroll deductions not applied to the purchase of shares of Common Stock on any Purchase Date because they are not sufficient to purchase a whole share of Common Stock shall be held for the purchase of Common Stock on the next Purchase Date. However, any payroll deductions not applied to the purchase of Common Stock by reason of the limitation on the maximum number of shares purchasable per Participant or in total by all Participants on the Purchase Date shall be promptly refunded.

F. *Suspension of Payroll Deductions.* In the event that a Participant is, by reason of the accrual limitations in Article IX, precluded from purchasing additional shares of Common Stock on one or more Purchase Dates during the offering period in which he or she is enrolled, then no further payroll deductions shall be collected from such Participant with respect to those Purchase Dates. The suspension of such deductions shall not terminate the Participant's purchase right for the offering period in which he or she is enrolled, and payroll deductions shall automatically resume on behalf of such Participant once he or she is again able to purchase shares during that offering period in compliance with the accrual limitations of Article IX.

G. *Withdrawal from Offering Period.* The following provisions shall govern the Participant's withdrawal from an offering period:

(i) A Participant may withdraw from the offering period in which he or she is enrolled at any time prior to the next scheduled Purchase Date by filing the appropriate form with the Plan Administrator (or its designee) within the time period required by the Plan Administrator prior to the Purchase Date, and no further payroll deductions shall be collected from the Participant with respect to that offering period. Any payroll deductions collected during the Purchase Interval in which such withdrawal occurs shall, at the Participant's election, be promptly refunded or held for the purchase of shares on the next Purchase Date. If no such election is made at the time of such withdrawal, then the payroll deductions collected from the Participant during the Purchase Interval in which such withdrawal occurs shall be promptly refunded.

(ii) The Participant's withdrawal from a particular offering period shall be irrevocable, and the Participant may not subsequently rejoin that offering period at a later date. In order to resume participation in any subsequent offering period, such individual must re-enroll in the Plan (by making a timely filing of the prescribed enrollment forms) on or before the start date of that offering period.

H. *Termination of Purchase Right.* Should the Participant cease to remain an Eligible Employee for any reason (including death, disability or change in status) while his or her purchase right remains outstanding,

then that purchase right shall immediately terminate, and all of the Participant's payroll deductions for the Purchase Interval in which the purchase right so terminates shall be promptly refunded.

I. *Change in Control.* Each outstanding purchase right shall automatically be exercised, immediately prior to the effective date of any Change in Control, by applying the payroll deductions of each Participant for the Purchase Interval in which such Change in Control occurs to the purchase of whole shares of Common Stock at a purchase price per share equal to, unless the Plan Administrator determines otherwise prior to the beginning of the particular offering period, ninety-five percent (95%) of the lower of (i) the Fair Market Value per share of Common Stock on the start date of the offering period in which such individual is enrolled at the time of such Change in Control or (ii) the Fair Market Value per share of Common Stock immediately prior to the effective date of such Change in Control. However, the applicable limitation on the number of shares of Common Stock purchasable per Participant shall continue to apply to any such purchase, but not the limitation applicable to the maximum number of shares of Common Stock purchasable in total by all Participants on any one Purchase Date.

The Company shall use its best efforts to provide at least ten (10) days' prior written notice of the occurrence of any Change in Control, and Participants shall, following the receipt of such notice, have the right to terminate their outstanding purchase rights prior to the effective date of the Change in Control.

J. *Proration of Purchase Rights.* Should the total number of shares of Common Stock to be purchased pursuant to outstanding purchase rights on any particular date exceed the number of shares then available for issuance under the Plan, the Plan Administrator shall make a pro-rata allocation of the available shares on a uniform and nondiscriminatory basis, and the payroll deductions of each Participant, to the extent in excess of the aggregate purchase price payable for the Common Stock pro-rated to such individual, shall be refunded.

K. *Assignability.* The purchase right shall be exercisable only by the Participant and shall not be assignable or transferable by the Participant.

L. *Shareholder Rights.* A Participant shall have no shareholder rights with respect to the shares subject to his or her outstanding purchase right until the shares are purchased on the Participant's behalf in accordance with the provisions of the Plan and the Participant has become a holder of record of the purchased shares.

IX. ACCRUAL LIMITATIONS

A. No Participant shall be entitled to accrue rights to acquire Common Stock pursuant to any purchase right outstanding under this Plan if and to the extent such accrual, when aggregated with (i) rights to purchase Common Stock accrued under any other purchase right granted under this Plan and (ii) similar rights accrued under other employee stock purchase plans (within the meaning of section 423 of the Code)) of the Company or any Company Affiliate, would otherwise permit such Participant to purchase more than Twenty-Five Thousand Dollars ($25,000.00) worth of stock of the Company or any Company Affiliate (determined on the basis of the Fair Market Value per share on the date or dates such rights are granted) for each calendar year such rights are at any time outstanding.

B. For purposes of applying such accrual limitations to the purchase rights granted under the Plan, the following provisions shall be in effect:

(i) The right to acquire Common Stock under each outstanding purchase right shall accrue in a series of installments on each successive Purchase Date during the offering period in which such right remains outstanding.

(ii) No right to acquire Common Stock under any outstanding purchase right shall accrue to the extent the Participant has already accrued in the same calendar year the right to acquire Common Stock under one or more other purchase rights at a rate equal to Twenty-Five Thousand Dollars ($25,000.00) worth of Common Stock (determined on the basis of the Fair Market Value per share on the date or dates of grant) for each calendar year such rights were at any time outstanding.

(iii) If a purchase right is outstanding in more than one calendar year, the Common Stock purchased pursuant to the exercise of such purchase right shall be applied first, to the extent allowable under this Article, against the $25,000 limitation for the earliest year in which the purchase right was outstanding, then against the $25,000 limitation for each succeeding year, in order.

C. If by reason of such accrual limitations, any purchase right of a Participant does not accrue for a particular Purchase Interval, then the payroll deductions that the Participant made during that Purchase Interval with respect to such purchase right shall be promptly refunded.

D. In the event there is any conflict between the provisions of this Article and one or more provisions of the Plan or any instrument issued thereunder, the provisions of this Article shall be controlling.

X. EFFECTIVE DATE AND TERM OF THE PLAN

A. The Plan was adopted by the Board on January 26, 2012, and shall become effective on the Effective Date, provided no purchase rights granted under the Plan shall be exercised, and no shares of Common Stock shall be purchased hereunder, until (i) the Plan shall have been approved by the shareholders of the Company and (ii) the Company shall have complied with all applicable requirements of the 1933 Act (including the registration of the shares of Common Stock issuable under the Plan on a Form S-8 registration statement filed with the Securities and Exchange Commission), all applicable listing requirements of the Stock Exchange on which the Common Stock is listed for trading and all other applicable requirements established by law or regulation have been met. In the event such shareholder approval is not obtained by the Effective Date, or such compliance is not effected, the Plan shall terminate and have no further force or effect.

B. Unless sooner terminated by the Board, the Plan shall terminate upon the earliest of (i) the last business day immediately prior to the tenth anniversary of the Effective Date, (ii) the date on which all shares available for issuance under the Plan shall have been sold pursuant to purchase rights exercised under the Plan or (iii) the date on which all purchase rights are exercised in connection with a Change in Control. No further purchase rights shall be granted or exercised, and no further payroll deductions shall be collected, under the Plan following such termination.

XI. AMENDMENT OF THE PLAN

A. The Board may alter, amend, suspend or terminate the Plan at any time to become effective immediately following the close of any Purchase Interval. In the event of Plan termination, any outstanding payroll deductions not used to purchase Common Stock on a Purchase Date pursuant to the Plan shall be promptly refunded to such Participant.

B. In no event may the Board effect any of the following amendments or revisions to the Plan without the approval of the Company's shareholders: (i) increase the number of shares of Common Stock issuable under the Plan, except for permissible adjustments in the event of certain changes in the Company's capitalization, (ii) if required to do so under section 423 of the Code or (iii) if required to do so under applicable Stock Exchange requirements.

XII. GENERAL PROVISIONS

A. In the event of the death of a Participant, the Company shall deliver any shares of Common Stock, cash or both shares of Common Stock and cash held for the benefit of Participant to the executor or administrator of the estate of the Participant.

B. All costs and expenses incurred in the administration of the Plan shall be paid by the Company; however, each Plan Participant shall bear all costs and expenses incurred by such individual in the sale or other disposition of any shares purchased under the Plan.

C. Nothing in the Plan shall confer upon the Participant any right to continue in the employ of the Company or any Company Affiliate for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Company Affiliate employing such person) or of the Participant, which rights are hereby expressly reserved by each, to terminate such person's employment at any time for any reason, with or without cause.

D. If and to the extent that any stock purchases or sales under this Plan are subject to federal, state or local taxes, the Company is authorized to withhold all applicable taxes from shares issuable under the Plan or from other compensation payable to the Participant.

E. Neither payroll deductions credited to a Participant nor any rights with regard to the exercise a purchase right under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds from an offering period in accordance with Section VIII.G.

F. The Participant shall have no voting rights in shares that he or she may purchase pursuant to the Plan until such shares of Common Stock have actually be purchased by the Participant.

G. The provisions of the Plan shall be governed by the laws of the Commonwealth of Pennsylvania, without resort to that Commonwealth's conflict-of-laws rules.

Schedule A

Participating Employers

Marlin Leasing Corporation

Marlin Business Bank

Admiral Financial Corp.

To Our Shareholders:

For the Company, 2011 was filled with many positive developments starting with the solid momentum of the business on multiple fronts. This past year we saw substantial growth in new business development and a steady stream of new customer relationships. Credit quality was once again exceptional and the best performance in the Company's fifteen-year operating history. Our depository, Marlin Business Bank, is doing quite well and is a strategic asset providing the Company with a stable source of low cost funding while making credit accessible to the many thousands of small business customers who rely on us to finance the equipment they acquire. Collectively, the underlying profitability and growth fundamentals of our business are in terrific shape to drive higher profits and returns on equity. As we look ahead to the future with a high degree of optimism, I'm reminded of the reasons that drive Marlin's ongoing success.

It begins with our people and the steadfast commitment we have as an organization to customer satisfaction. For each of the more than 240 Marlin employees, this means acting decisively and responsively with the customer's interest in mind. While we're not perfect, we continually strive to improve upon what we do each and every day and in doing so strive to deliver a consistent, quality service experience to the many customers with whom we have a valued relationship. Our ongoing mission is to deliver on our customer satisfaction promise and earn our customers' trust, which in return helps grow our business.

As our performance has demonstrated over the Company's history, credit and risk discipline are strengths of the organization. We spend a lot of time and effort committed to this side of our business, believing it is core to not only building sustainable, long-term growth and profitability but also to maintaining the trust and confidence of our key partners: lenders, regulators and investors. In addition to the organization's disciplined operating culture, we pay close attention to knowing our customer. By continuing to execute on these two guiding principles, I'm confident risk management will continue to be a key differentiator to the business.

Our strong financial condition gives us the flexibility to continue to invest for growth and allows the Company to return excess capital to our shareholders in the form of a dividend program as announced during the fourth quarter of 2011. Today, we're well positioned to significantly expand our franchise to produce higher revenues, profits and returns on capital. As we do so, the cornerstone for our success will remain with of our dedicated employees, our loyal customers and the trust and confidence of our stakeholders.

Daniel P. Dyer
Co-Founder & Chief Executive Officer

To Our Shareholders:

For the Company, 2011 was filled with many positive developments starting with the solid momentum of the business on multiple fronts. This past year we saw substantial growth in new business development and a steady stream of new customer relationships. Credit quality was once again exceptional and the best performance in the Company's fifteen-year operating history. Our depository, Marlin Business Bank, is doing quite well and is a strategic asset providing the Company with a stable source of low cost funding while making credit accessible to the many thousands of small business customers who rely on us to finance the equipment they acquire. Collectively, the underlying profitability and growth fundamentals of our business are in terrific shape to drive higher profits and returns on equity. As we look ahead to the future with a high degree of optimism, I'm reminded of the reasons that drive Marlin's ongoing success.

It begins with our people and the steadfast commitment we have as an organization to customer satisfaction. For each of the more than 240 Marlin employees, this means acting decisively and responsively with the customer's interest in mind. While we're not perfect, we continually strive to improve upon what we do each and every day and in doing so strive to deliver a consistent, quality service experience to the many customers with whom we have a valued relationship. Our ongoing mission is to deliver on our customer satisfaction promise and earn our customers' trust, which in return helps grow our business.

As our performance has demonstrated over the Company's history, credit and risk discipline are strengths of the organization. We spend a lot of time and effort committed to this side of our business, believing it is core to not only building sustainable, long-term growth and profitability but also to maintaining the trust and confidence of our key partners: lenders, regulators and investors. In addition to the organization's disciplined operating culture, we pay close attention to knowing our customer. By continuing to execute on these two guiding principles, I'm confident risk management will continue to be a key differentiator to the business.

Our strong financial condition gives us the flexibility to continue to invest for growth and allows the Company to return excess capital to our shareholders in the form of a dividend program as announced during the fourth quarter of 2011. Today, we're well positioned to significantly expand our franchise to produce higher revenues, profits and returns on capital. As we do so, the cornerstone for our success will remain with of our dedicated employees, our loyal customers and the trust and confidence of our stakeholders.

Daniel P. Dyer
Co-Founder & Chief Executive Officer